Form 20-F
period 2005-03-31
LMS MEDICAL SYSTEMS INC
filed 2005-06-23
CIK 1286455

--------------------------------------------------------------------------------
                                  UNITED STATES
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                                       or

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                                       or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER                  1-32272
                      -------------------------------------------

               LMS MEDICAL SYSTEMS INC./SYSTEMES MEDICAUX LMS INC.
 -------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     CANADA
 -------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       181 BAY STREET, SUITE 2500, P.O. BOX 747, TORONTO, ONTARIO M5J 2T7
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
(Title of Class)

       AMERICAN STOCK EXCHANGE AND TORONTO STOCK EXCHANGE
--------------------------------------------------------------------------------
(Name of Exchange on which registered)

Securities registered or to be registered pursuant to
Section 12(g) of the Act:                                        COMMON SHARES

Securities for which there is a reporting obligation pursuant
to Section 15(d) of the Act:                                         NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       YES     X                           NO
           --------                          --------

Indicate by check mark which financial statement item the registrant has elected to follow:

                  ITEM 17      X                     ITEM 18
                          ----------                        ----------

As of March 31, 2005, the rate to convert one Canadian dollar into one U.S.
dollar was $0.8269.

                                           TABLE OF CONTENTS




                                   BACKGROUND

Effective April 1, 2004, LMS Medical Systems Inc. (in this Form 20F, unless stated otherwise, "we", "us", "our" and "our Company" or similar terms refer to
LMS Medical Systems Inc. (formerly Trophy Capital Inc.) and its subsidiary, LMS
Medical Systems (Canada) Ltd. and indirect subsidiary, LMS Medical Systems
(USA), Inc.) acquired 99.98 percent of the issued and outstanding shares and all of the issued and outstanding unsecured convertible debentures of LMS Medical
Systems (Canada) Ltd. ("LMS") (formerly LMS Medical Systems Ltd.) in consideration for the issuance of 10,897,434 of our common shares ("Common
Shares"). In addition, we acquired all of the issued and outstanding options and warrants of LMS in exchange for options and warrants to purchase our Common
Shares. Pursuant to the terms and conditions of an agreement dated October 7,
2004, we acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own in exchange for 10,830 Common Shares and 20,000 warrants.
LMS is now our wholly-owned subsidiary. At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. In addition, the information contained in this Form 20F is being presented for LMS, which has had operations, rather than for our Company, which, other than our acquisition of LMS, has had no substantive operations.

                           FORWARD LOOKING STATEMENTS

This Form 20F contains forward-looking statements which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as "seek",
"anticipate", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under the section entitled "Risk Factors". Investors should not place undue reliance on such forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Unless otherwise stated, all dollar amounts used in this Form 20F are in
Canadian funds.

                                     PART I
                                     ------

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
--------------------------------------------------------------

A.     DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of our Company are as follows:



NAME AND BUSINESS ADDRESS                                               POSITION IN OUR COMPANY
Diane Cote                                                              President and Chief Executive Officer and
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747            Director
     Toronto, Ontario, Canada  M5J 2T7
Yves Grou                                                               Chief Financial Officer and Secretary
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Emily Hamilton                                                          Vice-President, Medical Research
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Timothy S. Betts                                                        Product Development Lead
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Benoit La Salle                                                         Chairman of the Board
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Elaine Beaudoin                                                         Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Andre Berard                                                            Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Terrance H. Gregg                                                       Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Harry G. Hohn                                                           Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7


There are no family relationships between any director or officer and any other director or officer.

B.     ADVISERS

Lang Michener LLP located at BCE Place, 181 Bay Street, Suite 2500, P.O. Box
747, Toronto, Ontario, Canada M5J 2T7, are our principal legal advisers. Fasken
Martineau DuMoulin LLP, located at The Stock Exchange Tower, P.O. Box 242, 34th
Floor, 800 Victoria Square, Montreal, Quebec, Canada H4Z 1E9, are our principal legal advisers with respect to Quebec legal matters. National Bank of Canada, located at 600 de La Gauchetiere Quest, Montreal, Quebec, Canada H3B 4L2, is our
principal banker.

C.     INDEPENDENT AUDITORS

The financial statements of LMS as of March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004, and for the years ended October 31, 2003 and 2002, included in this Form 20F, have been audited by Ernst & Young LLP, located at 1 Place Ville Marie,

Suite 2400, Montreal, Quebec, Canada, H3B 3M9, independent auditors, as stated
in their report appearing herein.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
------------------------------------------------

Not applicable.

ITEM 3 - KEY INFORMATION
------------------------

A.     DESCRIPTION OF BUSINESS AND REVERSE TAKEOVER TRANSACTION

We were listed on the TSX Venture Exchange as a Capital Pool Company. The TSX
Venture Exchange's Capital Pool Company program provides businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering and permits an initial public offering to be conducted, and a TSX Venture Exchange listing to be achieved, by a newly created company which, other than cash, has no assets and has no business or operations. The pool of funds obtained from the initial public offering is used to identify and evaluate assets or businesses to be acquired, which would reasonably appear to constitute significant assets and the acquisition of which would reasonably appear to constitute a "Qualifying
Transaction" under the Capital Pool Company program. Prior to the reverse takeover transaction, our operations were primarily funded by the issuance of seed shares.

LMS is incorporated under the Canada Business Corporations Act. LMS operates in a single business segment and its principal activities have been devoted to the development of technology in care management tools in the labor and delivery setting. LMS is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date, LMS has financed its cash requirements primarily from share issuances, loans payable, convertible debentures, investment tax credits and contract revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for LMS to raise additional funds for the continuing development and marketing of its technology.

In connection with the reverse takeover transaction, we changed our year-end to
March 31, effective in 2004.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, LMS Medical Systems Inc. acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture's holders of LMS Medical Systems Ltd in exchange for 2.70727 shares of LMS Medical
Systems Inc. for each share of LMS Medical Systems Ltd acquired [9,157,434
SHARES IN TOTAL] and 300 shares of LMS Medical Systems Inc. for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures [1,740,000
SHARES IN TOTAL]. All options granted and warrants issued by LMS Medical Systems
Ltd were transferred to LMS Medical Systems Inc. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727. As a result, LMS Medical
Systems Inc. became the legal parent company of LMS Medical Systems Ltd.

This transaction involving LMS Medical Systems Inc., a non-operating public enterprise with nominal net non-monetary assets, is a capital transaction in substance for LMS Medical Systems Ltd. As a result, this

transaction is viewed, for accounting purposes, as the issuance of equity by LMS
Medical Systems Ltd to the extent of the net monetary assets available in LMS
Medical Systems Inc. An accounting value of $958,432 was allocated to the
406,344 common shares issued and outstanding in the non-operating public enterprise prior to the reverse takeover transaction. This amount consists of cash of $970,428 less net current liabilities assumed of $11,996 that existed in the non-operating public enterprise at the time of the reverse takeover transaction. Reverse takeover transaction costs were $238,016 and have been recorded within deficit. These costs include a fair value of $56,000 determined based on the Black-Scholes option pricing model, for the grant of 66,666 options by the non-operating public enterprise before the finalization of the transaction. The following assumptions were used to determine the fair value:
expected average life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%.
These options were granted to a financial advisor and prior board members of the non-operating public enterprise in connection with the issuance by the non-operating public enterprise of its capital stock for gross proceeds of $1 million, which was required for the reverse takeover transaction to take place.
Each option allows the holder to acquire one common share at an exercise price of $3.00 per share. 26,666 of these options are exercisable on or before January
2006 and 40,000 of these options are exercisable on or before January 2008. The costs also include $33,200 as the fair value of 20,000 warrants issued in
October 2004 for the roll up of 0.02% of the common shares of LMS Medical
Systems Ltd. The estimated fair value was determined based on the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value: expected average life of 5 years, fair value of $4.85 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of
5%. Each warrant allows the holder to acquire one common share at an exercise price of $4.85 per share until their expiration in September 2009.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS
Medical Systems Ltd. The historic shareholder's equity of the legal parent company prior to the reverse takeover has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of the legal parent company also give effect to the reverse takeover transaction for all periods presented.

B.     SELECTED FINANCIAL DATA

The selected financial data for the fiscal period ended March 31, 2004 includes only the operations of LMS commencing November 1, 2003 as well as the selected financial data for the years ended on March 31, 2005 and October 31, 2003, 2002,
2001 and 2000.

The selected financial data of LMS as at March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and years ended October 31, 2003 and 2002 was extracted from the audited consolidated financial statements of LMS included in this Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed audited consolidated financial statements of LMS and related notes included in "Item 17 - Financial Statements", and should be read in conjunction with such financial statements and with the information appearing in "Item 5 -
Management's Discussion and Analysis".

Reference is made to Note 17 of the audited consolidated financial statements of
LMS included herein for a discussion of the material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, and their effect on our financial statements.

The selected financial data prior to the reverse takeover transaction are those of LMS. At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction.

Earnings per share calculations give effect to the reverse takeover transaction for all periods presented.

DIVIDENDS

No cash dividends have been declared, nor are any intended to be declared, in the foreseeable future. We are not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render us insolvent.
Our dividend policy will be based on our cash resources and needs and we anticipate that all available cash will be required to further our research and development activities and marketing and distribution initiatives for the foreseeable future.



                 UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (IN CANADIAN DOLLARS):

                              MARCH 31,     MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,    OCTOBER 31,
                                2005          2004          2003          2002          2001           2000
BALANCE SHEET DATA               $             $             $             $             $              $
(AS AT PERIOD END)

Property, plant and
 equipment                        502,196      343,973       315,289       395,926       429,094        346,463
Total Assets                   14,768,368    4,040,164     1,810,777     1,660,724     5,641,720      1,443,157
Shareholders' equity
(deficiency)                   12,703,900    2,409,527      (633,636)   (2,514,281)    2,547,572     (2,467,704)
Capital Stock                  47,616,028   21,755,681    20,768,740    12,690,175    12,690,175      3,934,355
Common Shares issued
and outstanding                16,503,177    9,157,434     8,490,861     3,844,452     3,844,452      1,408,885





                                           12 MONTHS     5 MONTHS      12 MONTHS     12 MONTHS     12 MONTHS       12 MONTHS
                                             ENDED         ENDED         ENDED         ENDED         ENDED           ENDED
                                           MARCH 31,     MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,     OCTOBER 31,
STATEMENTS OF OPERATIONS                      2005         2004           2003         2002          2001            2000
(FOR THE PERIOD ENDED)                         $             $             $             $             $               $

Revenue                                     1,060,297        42,019      130,168       439,694         278,662        526,278
Operating loss                             (9,463,878)   (2,201,397)  (5,009,176)   (5,126,120)     (3,771,112)    (2,381,159)
Net Loss for the Period                    (9,236,533)   (2,272,139)  (5,279,480)   (5,491,853)     (3,872,186)    (2,656,622)
Basic and Diluted
   Loss per Share                               (0.60)        (0.29)       (1.64)        (1.46)          (1.48)         (1.88)




  UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (IN CANADIAN DOLLARS):

                                  MARCH 31,         MARCH 31,           OCTOBER 31,
BALANCE SHEET DATA                  2005               2004                2003
(AS AT PERIOD END)                    $                 $                    $

Property, plant and equipment
                                     471,448          291,629             253,946
Total Assets                      14,737,620        4,545,519           1,789,174
Shareholders' equity
(deficiency)                      12,673,152        2,914,882           (655,239)
Capital Stock                     49,635,575       24,640,853          23,653,912




                                               12 MONTHS        5 MONTHS       12 MONTHS       12 MONTHS
                                                 ENDED           ENDED           ENDED           ENDED
                                               MARCH 31,       MARCH 31,      OCTOBER 31,     OCTOBER 31,
STATEMENT OF OPERATIONS                           2005            2004            2003            2002
(FOR THE PERIOD ENDED)                             $               $               $               $

Revenue                                        1,060,297          42,019         130,168         439,694
Operating loss                                (9,258,129)     (2,264,965)     (5,258,704)     (5,457,838)
Net Loss for the Period                       (9,258,129)     (2,463,313)     (5,440,598)     (5,566,351)
Basic and Diluted
 Loss per Share                                    (0.61)          (0.29)          (2.67)          (1.45)


EXCHANGE RATES

The following table sets forth: (i) the average for the financial period-end indicated; (ii) the high and low for each month during the previous six months, of the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as US dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.



                                    MARCH 31,       MARCH 31,      OCTOBER 31,       OCTOBER 31,     OCTOBER 31,
                                      2005           2004             2003             2002            2001

Average (1)                          0.7818         0.7543           0.6954           0.6362          0.6489




                   MAY          APRIL          MARCH         FEBRUARY      JANUARY       DECEMBER
                   2005         2005           2005            2005          2005          2004

High              0.8082       0.8233         0.8322          0.8134        0.8346        0.8435
Low               0.7872       0.7957         0.8024          0.7961        0.8050        0.8064


(1)  The average of the exchange rates on the last day of each month during the applicable year.

As of May 31, 2005, the exchange rate to convert one Canadian dollar into one US dollar was $0.7992.

C.     CAPITALIZATION AND INDEBTEDNESS

Not applicable.

D.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

E.     RISK FACTORS

An investment in our Common Shares is speculative. In addition to risks described elsewhere in this Form 20F, each of, and the cumulative effect of, all of the following risks should be considered:

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR
BUSINESS AND PROSPECTS.

We have a limited operating history on which to base an evaluation of our business and prospects. Our operating subsidiary, LMS, was incorporated in 1993 and has been in a net loss position for its entire operating history. Although we have started to generate revenues through the commercial sale of our CALM(TM)
products, there is no assurance that we will have earnings or significant improvement in our cash flow from operations in the future. As such, our business is essentially dependent on our success in developing and successfully selling our products and services. There is no significant historical basis to assess how we, as a company whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If we fail to meet any of these challenges, it could have a material adverse effect on our business, results of operations, financial condition and profitability.

We have not yet achieved profitability and there is no guarantee that we will be able to achieve profitability in the future. We have never paid a dividend on any class of our shares and we do not expect to do so in the foreseeable future.
Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets such

as healthcare. Such risks include the evolving and unpredictable nature of our business, our ability to anticipate and adapt to a developing market, acceptance by consumers of our products, how we progress with our research and development, the expense and viability of bringing our new products to market, our ability to bear the cost of filing, maintaining and enforcing our patent claims and other intellectual property rights, our ability to continue scientific progress in our research and development programs, the progress in our pre-clinical and clinical evaluations of our products, the effect of competing technological and market developments and our ability to identify, attract and retain qualified personnel.

To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of our future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable or to manage our growth, the value of our Common Shares could be significantly reduced.

Our future earnings and cash flow from operations are dependent on our ability to further develop and sell our products and our operational expenses. We expect that we will continue to have high levels of operating expenses since we will make significant up-front expenditures to develop our technology. We anticipate that the operating losses for our Company may continue until such time as our
Company consistently generates sufficient revenues to support operations.

OUR SUCCESS DEPENDS IN LARGE PART ON OUR ABILITY TO KEEP OUR PRODUCTS CURRENT
AND COMPATIBLE WITH EVOLVING TECHNOLOGIES AND STANDARDS.

Rapid technological advances or the adoption of new standards could impair our ability to deliver our products to health service providers in a timely manner, and as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of our products. If we are unable to keep pace with technological advancements and adapt our products to new standards in a timely manner, we may lose customers, and our revenues would suffer.

The occurrence of any defects, errors or failures in our products could result in delays in installation and/or loss of customers.

IF WE FAIL TO INTRODUCE NEW FEATURES AND FUNCTIONALITY IN OUR PRODUCTS OR IF OUR
NEW PRODUCTS ARE UNSUCCESSFUL, OUR GROWTH PROSPECTS WILL BE LIMITED.

The market for our products is rapidly evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty.

If we fail to introduce new features and functionality in our products or if our new products are unsuccessful, our growth prospects will be limited.

DEMAND FOR OUR PRODUCTS IS DEPENDENT ON A NUMBER OF SOCIAL, POLITICAL AND
ECONOMIC FACTORS THAT ARE BEYOND THE CONTROL OF OUR COMPANY.

Demand for our products is dependent on a number of social, political and economic factors that are beyond the control of our Company. The healthcare technology industry is likely to continue to change as the public, government, medical practitioners, insurance companies, the pharmaceutical industries and third party payors focus on ways to expand medical coverage while controlling the growth in healthcare costs. While our Company believes that demand for our products will continue to grow, there is no assurance that such demand will exist or that our products will be purchased to satisfy that demand.

THERE ARE SIGNIFICANT RISKS, EXPENSES AND DIFFICULTIES FREQUENTLY ENCOUNTERED IN
ESTABLISHING NEW PRODUCTS IN THE EVOLVING HEALTHCARE TECHNOLOGY INDUSTRY, WHICH
IS HEAVILY REGULATED AND CHARACTERIZED BY AN INCREASING NUMBER OF MARKET
ENTRANTS, INTENSE COMPETITION AND A HIGH FAILURE RATE.

Certain of our existing products such as CALM(TM) ANNi are still in the development stage. There are significant risks, expenses and difficulties frequently encountered in establishing new products in the evolving healthcare technology industry, which is heavily regulated and characterized by an increasing number of market entrants, intense competition and a high failure rate. Further, there is a significant risk in the early stage of product development that the product will fail to operate as intended. There are no assurances that development of our new products will be completed in time or within budget. Although our Company is confident that the production of its existing development stage products is feasible, significant challenges could be encountered in shifting from development stage to commercial production and there can be no assurances that our development stage products will be commercially viable.

REGULATORY APPROVALS MAY NOT BE OBTAINED OR MAY BE WITHDRAWN.

The sale and advertising of healthcare technology in Canada is governed by the
Food and Drug Act (Canada), which is administered by the Therapeutic Products
Division of the Health Protection Branch of Health Canada. The United States
Food and Drug Administration governs the manufacturing, marketing and distribution of healthcare technology products in the United States.
Manufacturers of such devices must submit evidence of device safety and efficacy to the Therapeutic Products Division of the Health Protection Branch of Health
Canada for approval and must provide the United States Food and Drug
Administration with proof of safety and efficacy in human clinical trials. The process of obtaining such regulatory approvals can be expensive, uncertain and lengthy. Although our Company has obtained approval from the Therapeutic
Products Division of the Health Protection Branch of Health Canada and the
United States Food and Drug Administration for CALM(TM) Curve and CALM(TM)
Patterns, there can be no assuraNCe that the Therapeutic Products Division of the Health Protection Branch of Health Canada or the United States Food and Drug
Administration will approve the use of new products developed by our Company
(including CALM(TM) ANNi). Once obtained, product approvals can be withdrawn for failure to comply with regulatory requirements, the occurrence of unforeseen problems following initial marketing or other reasons. Failure to receive, or delays in receipt of, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, or a limitation on the intended use of our Company's products, or the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our Company's business, results of operations, financial condition and profitability.

OUR ABILITY TO COMPETE EFFECTIVELY IS DEPENDENT IN LARGE PART UPON THE
MAINTENANCE AND PROTECTION OF OUR INTELLECTUAL PROPERTY.

Because much of our potential success and value lies in our ownership and use of intellectual property, our inability or failure to protect our intellectual property may negatively affect our business and the value of our Common Shares could be significantly reduced.

Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently intend to apply for patents and trademark registrations, however it is possible that such registrations may not be granted. We also rely on trade secret and copyright law, as well as confidentiality procedures, to establish and protect our rights to our technology. It may be possible for a third party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps that we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

We may be subject to damaging and disruptive intellectual property litigation.
Although we are not aware that any of our products or services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we and our customers may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

LEGISLATIVE AND REGULATORY PROPOSALS IN CANADA, THE UNITED STATES, AND OTHER
JURISDICTIONS MAY LEAD TO LAWS OR REGULATIONS CONCERNING VARIOUS ASPECTS OF THE
HEALTHCARE TECHNOLOGY INDUSTRY.

Legislative and regulatory proposals in Canada, the United States, and other jurisdictions may lead to laws or regulations concerning various aspects of the healthcare technology industry, including, but not limited to, government and private spending on healthcare, insurance coverage and funding of the health care system in general. The adoption of new laws or the application of existing laws may decrease growth in the demand for healthcare products, which could decrease the demand for our products and services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations, financial condition and profitability.

COMPETITION IN THE HEALTHCARE TECHNOLOGY MARKET IS EVER PRESENT AND WILL LIKELY
INTENSIFY OVER TIME.

Competition in the healthcare technology market is ever present and will likely intensify over time. We cannot predict whether we will obtain or maintain a significant market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our products. This could have a significant effect on our ability to expand the range of our product offerings over time.

Our products compete with other healthcare technology produced by our competitors. Competition from healthcare technology companies and healthcare technology subsidiaries of healthcare and pharmaceutical companies is intense and is expected to increase.

Some of our existing and potential competitors have longer operating histories, including GE Medical Systems, Phillips Medical Systems, Hill-Rom Company, Inc.
and SpaceLabs Medical (see "Item 4 - Information on our Company - B. Business
Overview"), larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. There are numerous existing competitive products on the market. GE
Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information Systems is also complemented by a product suite of fetal monitors. Philips offers a Central Information
System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors. Hill-Rom Company, Inc. offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage. SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution.
This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors. If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may not become profitable.

THE SALE AND USE OF OUR PRODUCTS, AND THE CONDUCT OF OUR CLINICAL STUDIES
INVOLVING HUMAN SUBJECTS, MAY ENTAIL RISKS OF PRODUCT LIABILITY AND SUBJECT US
TO LITIGATION.

The sale and use of our products, and the conduct of our clinical studies involving human subjects, may entail risks of product liability and subject us to litigation. Such liability or litigation might result from claims made directly by our customers or by regulatory agencies. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United
States. The costs of caring for children with birth related brain injury are significant and incidences of birth related brain injury often lead to litigation. Litigation in connection with birth related brain injury can result in the award of significant monetary damages to the plaintiffs. Aside from the potential imposition of damages against healthcare professionals, merely defending birth related brain injury litigation can often be costly. As a result, the premiums payable to obtain product liability insurance for our products will likely increase significantly over time and there may even come a time when we are no longer able to obtain appropriate levels of product liability insurance. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or recall a product may have a material adverse effect on our business, operating results, financial condition and profitability. Claims against our Company, regardless of the merit or potential outcome, may also have a material adverse effect on our ability to obtain physician endorsement of our products or expand our business.

IF WE FAIL TO HIRE AND RETAIN NEEDED MANAGEMENT AND OTHER PERSONNEL, THE
IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW OR OUR GROWTH COULD HALT.

To manage our potential growth, we must continue to implement and improve our operational and financial systems and must expand, train and manage our managers and employee base. Moreover, our existing senior management must be able to adhere to and comply with a myriad of rules and regulations pertaining to operating as a public company. Most of our senior management has not had any previous experience managing a growing public company.

If we fail to hire and retain needed management and other personnel, the implementation of our business plan could slow or our growth could halt.
Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the industry and understanding of the market. As our business grows, we may need to hire additional technical support, sales and marketing personnel. Any failure to attract, assimilate, train or retain qualified management personnel to fulfill our current or future needs could negatively affect our business plan and profitability. The unanticipated departure of any key member of management could have a material adverse effect on us.

IF WE FAIL TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH INDUSTRY PARTICIPANTS, OUR
BUSINESS COULD SUFFER.

If we fail to develop and maintain relationships with industry participants, our business could suffer. In particular, if our relationship with any of our distribution and marketing partners fails or is not as successful as anticipated there may be a material adverse effect upon our business, results of operations, financial condition and profitability.

IF OUR CUSTOMERS FAIL TO MEET THEIR OBLIGATIONS, OUR BUSINESS COULD SUFFER.

Our business could be adversely affected by the deterioration in the creditworthiness of any of our customers and the ability of our customers to meet their obligations. The credit quality of our customers may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected political event. If any of these events occurs, our business could suffer and there may be a material adverse effect upon our business, results of operations, financial condition and profitability.

THERE CAN BE NO ASSURANCE THAT THE HOLDERS OR PURCHASERS OF OUR COMMON SHARES
WILL BE ABLE TO RESELL THEIR COMMON SHARES AT PRICES EQUAL TO OR GREATER THAN
THEIR COST.

The market price of our Common Shares could be subject to significant fluctuations in response to quarterly variations in our operating results, announcements of technological innovations through new services or products by us or our competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares. There can be no assurance that the holders or purchasers of our Common Shares will be able to resell their Common Shares at prices equal to or greater than their cost.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON TERMS
ACCEPTABLE TO US, IF AT ALL.

As we continue to expand our sales efforts, and as we increase our marketing and research and development activities, we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO CERTAIN OTHER RISKS COMMON TO
INTERNATIONAL OPERATIONS.

Our international operations are subject to certain other risks common to international operations, including without limitation, government regulations, import restrictions, and, in certain jurisdictions, reduced protection for our intellectual property rights. Government regulation in various jurisdictions may also restrict the willingness or ability of health service providers to purchase our products.

EXCHANGE RATE FLUCTUATIONS ARE BEYOND OUR CONTROL AND THERE CAN BE NO ASSURANCE
THAT SUCH FLUCTUATIONS WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS,
OPERATING RESULTS, FINANCIAL CONDITION AND PROFITABILITY.

Currency exchange rates are subject to fluctuation. We sell our products in the currency of each marketplace and as such any increase in value of the Canadian dollar relative to these currencies may impact our competitive advantage. We are currently exposed to market-rate risk only to the extent of a fluctuation in the foreign exchange rates between the Canadian and United States dollars.
Fluctuations could affect the portion of our Company's expenses and sales, which are incurred in United States dollars. The majority of our Company's expenses and sales denominated in United States dollars are derived from the United
States market. Exchange rate fluctuations are beyond our control and there can be no assurance that such fluctuations will not have a material adverse effect on our business, operating results, financial condition and profitability.

We expect that international sales will account for an increasing portion of our revenues. Any negative change in foreign denominated revenues would have an adverse effect on our business, operating results, financial condition and profitability. Additionally, we may be materially and adversely affected by increases in customs and duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies.

SOME OF OUR DIRECTORS AND OFFICERS MAY HAVE CONFLICTS OF INTEREST.

Some of our directors and officers may have conflicts of interest as to management resources, ownership and interests between our Company and their own professional or corporate business(es) in which they may be involved. Benoit La
Salle, the Chairman of our Board of Directors, is also a director of Bridge
Capital International Inc. We enter into transactions in the normal course of business with Bridge Capital International Inc. Our officers are appointed by our Board of Directors and may be changed at any time.

OUR PRODUCTS ARE SUBJECT TO UNITED STATES FEDERAL AND STATE AND CANADIAN FEDERAL
AND PROVINCIAL ENVIRONMENTAL AND HEALTH AND SAFETY LAWS AND REGULATIONS.

Our products are subject to United States federal and state and Canadian federal and provincial environmental and health and safety laws and regulations.
Compliance with these laws has not, to date, had any material effect upon our capital expenditures, our net income or our competitive position. Environmental health and safety laws and regulations and their interpretation, however, have changed in recent years and may continue to do so in the future.

OUR COMMON SHARES ARE CONSIDERED "PENNY STOCK"

Our Common Shares are "penny stock" as defined by the United States Securities and Exchange Commission, which might affect the trading market for our Common
Shares. Penny stocks are generally equity securities with a price of less than
US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The United States Securities
and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the
United States Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally, or in writing, before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as our Common
Shares which are considered "penny stock", and therefore make it more difficult to sell those shares.

We commenced trading on the Toronto Stock Exchange on April 22, 2004 and on the
American Stock Exchange on February 15, 2005.

NO HISTORY OF PAYING DIVIDENDS.

Since our incorporation, we have not paid any cash or other dividends on our
Common Shares and we do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business. We will need to achieve profitability prior to any dividends being declared, which may never happen.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES
AGAINST OUR MANAGEMENT.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of our assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of our Common Shares to effect service of process on such persons within the United States or to realize in the United
States upon judgments rendered against them.

WE MAY BE CLASSIFIED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX
PURPOSES, WHICH COULD HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO US
HOLDERS.

While it does not appear that we were a passive foreign investment company
("PFIC") in the 2003 and 2004 taxable years, we believe there is a possibility that we could be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. Classification as a PFIC could have significant and adverse tax consequences for US holders of our Common Shares. It may be possible for US holders to mitigate these consequences by making a so-called "qualified electing fund" election. US investors should read carefully the discussion of PFICs under
"Item 10 - Additional Information - E. Taxation" in this annual report and consult their tax advisers.

ITEM 4 - INFORMATION ON OUR COMPANY
-----------------------------------

A.     HISTORY AND DEVELOPMENT OF OUR COMPANY

The full corporate name of our company is LMS Medical Systems Inc. Our principal executive office is 181 Bay Street, Suite 2500, P.O. Box 747, Toronto, Ontario,
Canada M5J 2T7; telephone: (416) 307-4040.

We were incorporated on January 14, 2003 under the Canada Business Corporations
Act as Trophy Capital Inc. On February 16, 2004, our articles were amended to remove private company restrictions limiting share transfers and were also amended to change the number of directors from a minimum of 1 and maximum of 11 directors to a minimum of 3 and a maximum of 11 directors. By articles of amendment dated March 31, 2004, we changed our name from Trophy Capital Inc. to
LMS Medical Systems Inc. and our issued and outstanding Common Shares were consolidated on a 20 for 1 basis.

ACQUISITION OF LMS - REVERSE TAKEOVER TRANSACTION

Prior to March 31, 2004, we were known as Trophy Capital Inc. From our inception until March 31, 2004, our principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation in such assets or businesses. We completed our initial public offering by way of a prospectus dated January 7, 2004 pursuant to which we sold 333,333 Common Shares at a price of $3.00 per share, raising gross proceeds of $1,000,000. On February
16, 2004, we issued a press release announcing our intention to acquire all of the issued and outstanding common shares and convertible debentures of LMS and our Common Shares were listed on the TSX Venture Exchange. Pursuant to the policies of the TSX Venture Exchange, the trading of our Common Shares was halted until February 26, 2004.

On April 1, 2004, we acquired approximately 3.4 million issued and outstanding shares of LMS and $5.8 million principal amount of unsecured convertible debentures of LMS by issuing Common Shares to the holders of issued and outstanding shares of LMS and to the holders of issued and outstanding unsecured convertible debentures of LMS on the basis of 2.70727 of our Common Shares for each LMS share tendered and 300 of our Common Shares for each $1,000 principal amount of LMS unsecured convertible debentures tendered (in each case after giving effect to the share consolidation discussed below). In addition, we issued replacement options and warrants to holders of options and warrants of
LMS who surrendered such securities to us.

After the completion of the reverse takeover transaction, we held more than
99.98% of the issued and outstanding shares of LMS and all of the unsecured convertible debentures of LMS. Pursuant to the terms and conditions of an agreement dated October 7, 2004, we acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary.

On March 31, 2004, at a meeting held prior to the closing of the purchase of the
LMS shares and LMS unsecured convertible debentures, our shareholders approved the consolidation of our Common Shares on a 20 for 1 basis and approved changing our name to LMS Medical Systems Inc.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. Our annual audited consolidated balance sheet as at March 31, 2005, gives effect to the reverse takeover transaction.

In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, by our Company is that of LMS.
The historical shareholder's equity of our Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented.

HISTORY OF THE BUSINESS

For the past nine years, LMS has been actively developing a series of software based products that are focused in the area of obstetrics. These products specifically deal with the labor and delivery process. In particular, they focus on how labor develops in the mother and on the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

Our core technology, Computer Assisted Labor Management (CALM(TM)), originated as a research project in the Faculty of Medicine of McGill University in
Montreal, with Dr. Emily Hamilton as the principal investigator. In 1996, we acquired the rights to the CALM(TM) technology and have since continued to develop, expand and validate CALM(TM).

This development has consisted of a number of software iterations, extensive testing in hospital environments, clinical studies in both the United States and
Canada with 11,000 patients and regulatory review and clearance by governing authorities in Canada, the United States and the European Union.

Obstetrical and perinatal care has experienced three generations of information technology solutions. The first was the introduction in the mid 1970s of monitoring systems (fetal monitors installed in birthing rooms) to capture and display fetal heart tracings.

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central
Monitoring/Central Information Systems provide for central surveillance of activities in the birthing rooms within the labor and delivery unit. These systems also focus on administrative patient records as well as care protocol data capture and archiving. These systems were widely implemented in hospitals over the last 15 years.

Clinical decision support tools, or suites related to obstetrics, such as
CALM(TM) represent the third generation of medical-based information technology solutions. We believe that we will have an opportunity to experience significant growth as labor and delivery units in hospitals realize the benefits of having this type of application integrated within their perinatal care information system.

The decision support suite is therefore a new generation of tools being introduced in obstetrics. In 2001, we concluded our clinical trials performed on the CALM(TM) Curve, the first tool of our decision support suite. The trials demonstrated that the use of the CALM(TM) Curve resulted in a reduction of the overall cesarean section rate, with no adverse outcomes.

In 2002, we embarked on the pre-marketing of CALM(TM) in the North American market at select sites. We established our own sales team that could interact directly with hospitals on a number of different levels, including the information technology department, risk management and the obstetrics department in order to build a reference base for our products in the marketplace.

In 2003, we expanded our product offering by adding remote decision assistance to our product suite. Remote decision assistance effectively allows outlying hospitals to consult in real time with specialists at large delivery facilities throughout the delivery process using the internet. During the year, we entered into a distribution and marketing agreement with McKesson Information Solutions
LLC ("McKesson")

for the sale and distribution of our current products in North America and the
United Kingdom. Currently, McKesson is in the process of integrating our software into its own charting applications.

Over the course of the year, two new products were significantly advanced.
CALM(TM) Patterns, a product which identifies and labels fetal heart rate patterns was completed. In February of 2005, we received clearance from the
United States Food and Drug Administration to market CALM(TM) Patterns. In addition, development continues on CALM(TM) ANNi, a product which uses neural network techniques to recognize certain forms in fetal heart rate recordings and to estimate the risk of brain damage during birth based on the tracings.

Over the last three and a half years, we have invested a total of $550,000 in property, plant and equipment. Over eighty percent of our capital expenditures in this period consisted of computer hardware and software. The majority of such assets were bought and used in Canada and a portion were financed through capital leases. At the date hereof, we have no material commitments for any property, plant and equipment purchases.

B.     BUSINESS OVERVIEW

PLAN OF OPERATION

GENERAL OVERVIEW OF CALM(TM)

CALM(TM) is a suite of mathematical tools embedded in software. CALM(TM) is used by healthcare professionALs as they care for women giving birth. CALM(TM) is classified as a decision support tool because it is available to provide information at the time when clinical decisions are made and therefore it has the potential to prevent an adverse outcome. CALM(TM) brings a level of consistency and precision to evaluating the progress of labor and the tolerance of a baby to the stress of labor with the goal of limiting unnecessary medical interventions. For instance, it may be used to provide a health care professional with the necessary information so that such health professionals will refrain from performing a cesarean section where one is not warranted.
CALM(TM) also performs a number of other functions including electronic display and archiving of fetal monitor records, documentation, web based connectivity for secure remote viewing and consultation. Finally, it includes a database of pertinent perinatal data for analysis and research.

OUR PRODUCTS

       o    CALM(TM) is a point of care software system designed to provide obstetricians and nurses with:

            (i)  guidance with respect to their decisions;

            (ii) an information management system;

            (iii) a tool to assist them with patient monitoring;

            (iv) access to obstetrical medical records; and

            (v)  access to a maternal fetal outcomes database to support both quality assurance initiatives and research interests;

       o    CALM(TM) has been clinically tested in 7 hospitals in Canada and the
            United States;

       o    CALM(TM) is currently used in 19 hospitals in Canada and the United
            States; and

       o    In addition to our CALM(TM) Curve technology, we are also
            investigating technologies that will assist obstetricians and nurses with real time fetal heart rate assessment. However, there can be no assurance that we will be successful in developing and marketing our technology.

REGULATORY STATUS

The suite of CALM(TM) software modules is subject to regulatory control. All of the CALM(TM) software moduLEs described in the section below entitled "CALM(TM)
Modules" have received regulatory approval for marketing in the three markets set out below.

European Union

In the European Union, CALM(TM) is regulated by the European Commission. In
February 2004, we received our European Union Certificate of Full Quality
Assurance which authorizes us to place the CE Mark on the CALM(TM) and CALM(TM)
Patterns software and to market the software in European Union member states.

Canada

In Canada, CALM(TM) is regulated by Health Canada. Our licence number 15844 for the CALM(TM) software WAs most recently amended in January 2005 to include the latest CALM(TM) version, CALM(TM) 3.0. In July 2004, We received a new licence
(number 65229) for CALM(TM) Patterns, a new software module related to the existing product. We received the ISO 13485 certification required by Canadian regulations in October 2003.

United States

In the United States, CALM(TM) is regulated by the United States Food and Drug
Administration ("FDA"). We received clearance from the United States Food and
Drug Administration to market the CALM(TM) system in August 1998. In February
2005, we received FDA clearance to market CALM(TM) Patterns in the United
States.

CALM(TM) MODULES

Regulatory approval has been obtained to market the latest version of CALM(TM)
in the United States, Canada and the European Union. Depending upon the customers' preferences, this version includes the following individual modules either alone, or in combination:

       CALM(TM) Surveillance displays the fetal heart rate tracings as they are collected, as well as any notes clinicians add to them.

       CALM(TM) Archive stores the records making sure they can not be tampered with and can be reproduced many years later.

       CALM(TM) Alarms and Alerts gives audible and visual alarms immediately when the fetal heart rate is outside of normal limits.

       CALM(TM) Profiles is a series of reports that describe the obstetrical activities of the hospital unit.

       CALM(TM) Advanced Annotations includes electronic measuring tools that allow clinicians to measure and label parts of the fetal heart rate record.

       CALM(TM) Net allows clinicians who have proper identification and permission to see the CALM(TM) records over the web from remote locations.

       CALM(TM) View allows clinicians to record medical notes when viewing records.

       CALM(TM) Connect allows CALM(TM) modules to connect to other computer systems within a hospital.

TECHNOLOGICAL PLATFORM OF CALM(TM)

The technology platform of CALM(TM) runs on Windows 2000 and/or Windows XP. It is a fully object oriented set of distributed components. CALM(TM) incorporates and makes use of developing medical information advances and standards such as
ActiveX for Healthcare, HL7, CCOW and emerging Internet standards for telemedicine such as SOAP and XML.

DECISION SUPPORT MODULES

CALM(TM) relies on various techniques including mathematical models, digital signal processing techniques and artificial neural networks. The following describes the major decision support tools which comprise CALM(TM):

       CALM(TM) Curve is a mathematical model of normal labor progress. A mathematical model is a method that quantifies how a number of interrelated and changing factors affect a process. It is useful because it will give consistent results over a wide range of possible combinations of factors. The CALM(TM) Curve analyses are displayed graphically and by percentile ranking to quantify labor progress. The computer shows a graphical display of how a mother's dilatation patterns compare to the mean, the 5th and 95th percentiles of a reference population and updates this information as conditions for that mother change.

       CALM(TM) Patterns identifies and labels fetal heart rate patterns. It is based on digital signal processing techniques and artificial neural networks. Digital signal processing techniques are methods to find patterns in complex and noisy signals. For example, a fetal heart rate tracing contains interference from mothers' movements. It also reflects the cumulative effects of several physiological processes that are happening simultaneously. The digital signal processing techniques can separate superimposed patterns within the signal. It is difficult for the human eye or the inexperienced person to see the patterns which digital signal processing can identify.

       CALM(TM) ANNi (Artificial Neural Network intelligence) uses neural network techniques to recognize certain forms in the fetal heart rate recordings and to estimate risk of brain injury during birth based on the tracings. Artificial neural networks are a type of
       computer/mathematical technique used to determine the association of patterns with outcomes. Identifying people by computer recognition of handwritten signatures, retinal scans or reading digital x-rays are examples of neural network applications. Artificial neural networks are particularly useful in analyzing biological processes because there is significant variation from case to case and relationships between patterns and outcomes are not as simple as they might be in a pure chemical reaction. Development of CALM(TM) ANNi is scheduled to take place in the

       coming years. However, there can be no assurance that development will be successful, or even if development is successful, that we will receive regulatory approval for CALM(TM) ANNi.

HEALTH ISSUES THAT CALM(TM) ADDRESSES

CALM(TM) addresses a number of medical conditions. The following outlines the significance of certain medical problems addressed by CALM(TM) and the demonstrated or potential impact of CALM(TM) on such mediCAl problem:

MANAGEMENT OF LABOR AND CESAREAN SECTION

In 2001, the total cesarean rate of 24.4% was the highest reported in the United
States since 1989 when this data became available to National Vital Statistics through birth certificates. Although a cesarean section may be appropriate in certain circumstances, there are a number of risks associated with cesarean surgery. The possible risks to the mother include infection, increased blood loss, decreased bowel function, respiratory complications, longer hospital stay and recovery time, reactions to anesthesia and risk of additional surgeries. The possible risks to the child include premature birth, breathing problems and fetal injury.

The most frequent indication for cesarean is so-called slow progress. To date this complex diagnosis relies solely on the judgment of the physician. There is variation in the judgment from physician to physician, and therefore in cesarean rates, from state-to-state even when the characteristics of the mothers are very similar. The CALM(TM) Curve compares a mother's labor progress to a reference population making adjustments for several factors as they change during her labor. This analysis is shown graphically and her labor is ranked with percentiles. This adds precision and consistency to the evaluation of labor, removing much of the subjectivity and inconsistency compared to traditional methods.

CALM(TM) Curve was tested in a clinical trial involving more than 11,000 first time mothers in seven Canadian and United States hospitals. When CALM(TM) Curve was introduced, cesarean rates fell from 19.54% to 17.04% at 6 months after introduction and to 16.62% at 12 months after introduction. This decrease occurred in settings where cesarean section rates were stable or rising. No other technologies or obvious changes coincided with these observations.

UTERINE RUPTURE

Uterine rupture is a catastrophic complication that can occur during labor when there was a previous cesarean section. According to a study titled "Dystocia among women with symptomatic uterine rupture" published in the American Journal of Obstetrics and Gynecology in 2001 by E.F. Hamilton, E. Bujold, H. McNamara,
R. Gauthier and R.W. Platt, approximately 0.2% to 1.5% of women will experience uterine rupture after a prior cesarean section. The study also found that one of the most serious potential complications is intrapartum uterine rupture, with a reported incidence ranging from 0.2 to 1.5% in these women. Other associated complications include hysterectomy, fetal death and permanent fetal injury.

In a retrospective analysis using CALM(TM) Curve, 42% of cases of uterine rupture were identified as characteristic of abnormal labor. This diagnosis was apparent on average 5 hours before the event, providing time for health care professionals to intervene so as to avoid this complication.

BIRTH RELATED BRAIN INJURY

According to a study titled "The continuing fall of hypoxic-ischemic encephalopathy in term infants", published in the British Journal of Obstetrics and Gynaecology in 2000 by Smith J, Well L, Dodd K, and

a study titled "Intrapartum risk factors for newborn encephalopathy: the Western
Australia case-control study", published in the British Medical Journal in 1998 by Badaw N, Kurinczuk JJ, Keogh JM, Alessandri LM, O'Sullivan F, Burton PR,
Pemberton PJ, Stanley, FJ, birth related brain injury occurs in approximately
1.1 to 3.0 babies per 1,000 live births.

The costs of caring for children with birth related brain injuries are significant and incidences of birth related brain injury often lead to litigation. Litigation related to birth related brain injury can result in the award of significant monetary damages to the plaintiffs. Aside from the potential imposition of damages against healthcare professionals, merely defending birth related brain injury litigation can often be costly to a health care professional. In response to litigation, many obstetricians reduce or cease to provide obstetrical care.

Suboptimal care is often a factor in cases of birth related brain injury. The most common problems were failure to recognize abnormal fetal heart rate patterns in 25% to 35% of cases and delays or failure to communicate these findings in 21% to 27% of cases. In a review of successful claims by the Florida
Neurologic Injury Compensation Association, a persistently abnormal non-reassuring fetal heart rate recording was seen in all cases. The single leading clinical diagnosis, accounting for 14% of cases in this series, was uterine rupture with attempted VBAC (Vaginal Birth after Cesarean). In another review of 290 malpractice cases, non-compliance with the standard of care regarding the monitoring of fetuses occurred in 30%.

CALM(TM) Patterns and CALM(TM) ANNi are two decision support tools under development that address thESe weaknesses. CALM(TM) Patterns is being designed to identify, measure and label fetal heart rate patterns. CALM(TM) ANNi is being designed to analyze fetal heart rate patterns at regular intervals and classify the tracing into one of three groups representing increasing risk of brain injury. The actual impact of these technologies has not been measured in the field. Work in progress on these tools has been presented at a number of peer scientific meetings such as (i) the 24th Annual Clinical Meeting of the Society for Maternal-Fetal Medicine, February 2004; (ii) the Annual Clinical Meeting of
the Society of Obstetricians and Gynecologists of Canada, June 2001; and (iii)
International Symposium on Fetal Surveillance, Birmingham, United Kingdom, 2001.

SUMMARY

We are a healthcare technology company focused on obstetrics. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United States.

Our software development team is based in Montreal, Quebec, Canada. The team designs, develops, tests and arranges delivery of our products to our customers.
CALM(TM) is delivered on a compact disc and installed on site at hospital locations by our installation and support group. We also provide for customer training on site with the assistance of in-house training resources. We had 52 employees located in Canada and the United States at March 31, 2005.

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada, the United States and Europe. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in a number of markets. To this end, in September 2003, we entered into a distribution and marketing agreement with McKesson. This agreement covers the United States, Canada, Mexico and the United Kingdom. McKesson will be responsible for direct sales of CALM(TM) to its customers in such territories.
McKesson is one of the businesses of McKesson Corporation. McKesson Corporation is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare.
McKesson is currently integrating our CALM(TM) products

with its product offering. This will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise.

We have entered into an agreement with Aon Risk Services Inc., a subsidiary of
Aon Corporation to assist hospitals in improving their risk management profile in obstetrics. This initiative provides a platform for healthcare facilities, their physicians, nurses, risk managers and insurers to work together in support of better outcomes, improved safety and reduced risk. Aon Healthcare works with health care facilities across the United States to help them maximize their
"return on risk" by analyzing their risk profiles, providing front-end tools and delivering process-driven products that support better access and affordability of insurance for institutions and practitioners alike. Given the often-direct correlation between the quality of medicine in an organization and the cost of risk, providers can no longer afford to treat the two as unrelated.

Obstetrics has become one of the most litigated areas in healthcare. A comprehensive approach involving hospital administrators, clinicians, risk managers and insurers is needed to address this issue and improve patient safety and clinical outcomes. While each of these stakeholders plays a specific role in the obstetrical spectrum, all must work together in order to build effective risk reduction strategies.

To this end, we have established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of the various stakeholders.

All jurisdictions in North America are seeking the capability to reduce healthcare costs without compromising patient care. Our products are potentially appealing to obstetrical personnel, hospital information technology departments
(which are currently moving to hospital wide integrated systems) and industry risk managers.

We have developed and built our suite of products in house, using software development professionals and programmers, all of whom are available in the
Montreal area. On site installation and training is done by our personnel and thereafter maintained at a 24 hour call/service center based in Montreal.

The healthcare technology industry is somewhat protected from economic cycles.
We believe that the main driver of our growth will not be economic cycles, but will be whether or not the public, healthcare professionals and third party payors will support our technology.

We require, and have received, regulatory approval to market the previously described modules of CALM(TM) AND CALM(TM) Patterns in the United States, Canada
and the European Union. Development of CALM(TM) ANNi Is scheduled to take place in the coming years, after which it will be submitted to the United States Food and Drug Administration for regulatory review. However, there can be no assurance that development will be successful or even if development is successful, that we will receive regulatory approval for CALM(TM) ANNi.

MARKETING INITIATIVES

The following summarizes our marketing initiatives with respect to our CALM(TM)
products:

       o    our CALM(TM) products are marketed to customers who intersect the obstetrical industry (hospital labor and delivery units represent the main users of current CALM(TM) products but the impact of the tools extends to include hospital administrations, individual physicians, the insurance industry, the court system and of course, patients);
       o    our CALM(TM) products are marketed to hospitals across North
            America;
       o    we have 2 types of products:
            O    a clinical information system: this is the basic information and charting system used in hospitals to maintain patient data;
                 this is a well established market which is in a replacement phase;
            O    Dynamic Decision Support tools: these tools are unique. Through internal research and analysis with our customers, we are
                 establishing that these tools can impact the landscape of the obstetrics market - to improve patient safety and reduce the financial burden of preventable errors;
       o    marketing and sales activities have been performed in the following ways:
            O    by our direct sales team with the objective of building a
                 reference base of users;
            O    revenue is generated from new sales and from maintenance
                 contracts;
       o    in September 2003, we entered into a distribution and marketing agreement with McKesson. The relationship with McKesson offers clients a unique chance to alter their workflow into a seamless interface; offering interoperability and eliminating the "island of information" which obstetrics has traditionally been in hospitals;
       o    we intend to expand on existing and establish new distribution and marketing arrangements in additional markets; and
       o    in April 2005, we entered into a non-exclusive referral agreement with Aon Risk Services, through their Return on Risk initiative.
            Through Aon and their financial relationships with hospitals, we are marketing our decision support tools to impact hospitals that have had preventable errors in obstetrics and who are looking to improve their financial picture as well as their safety record.

The following are our milestones for achieving our business objectives:

       o    From a sales point of view, we will be focusing on expanding our presence in the North-American marketplace. To this end, we will continue to focus on the growth of our install base (CALM(TM) is currently installed in 19 hospitals);

       o    We intend to develop our presence in the European Union to lay the foundation for an additional marketing and distribution agreement in this geographic region;

       o    Our positioning, products and services will be highlighted at trade-shows and peer review forums. These are two key platforms used extensively in the healthcare technology marketplace. Obstetrical clinical and trade shows generally run through the first half of the calendar year while information technology specific conferences are spread across the entire year. Scientific forums and conferences, as well as participation in research and/or validation projects, will also assist us in documenting the clinical perspective we bring to obstetrics;

       o    We will also look to expand our remote use program in hospitals in the United States and Canada; and

       o    From a product delivery point of view, we will be delivering new versions of our core technology as we plan to continue to enhance the functionality of our products.

For fiscal 2006, our goal is to:

   o    Finalize the development of CALM(TM)3.0, our foundation labor and delivery product suite for large scale health facilities and release
        CALM(TM)3.0 into the marketplace.

   o    Complete development and commercialization of CALM(TM) Patterns in the
        United States and Canada;

   o    Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

   o    Generate product sales in both Canada and the United States thereby increasing our install base; and

   o    Complete the integration of CALM(TM)products with McKesson's charting applications.

However, there can be no assurance we will be able to successfully achieve any of our goals.

POTENTIAL PRODUCTS IN DEVELOPMENT STAGE

We conduct most of our own core research. However, we participate with university-based research teams in programs of clinical validation. The stage of major products under development and their regulatory status is described below.

CALM(TM) PATTERNS

CALM(TM) Patterns is software that detects, labels and measures fetal heart rate patterns. We have submitted CALM(TM) Patterns to the United States Food and Drug
Administration and to Health Canada, and received regulatory clearance. We expect to release CALM(TM) Patterns into the marketplace within 12 months.

CALM(TM) ANNI

CALM(TM) ANNi is software that periodically assesses the baby's risk of increasing levels of metabolic acidosis and hypoxic ischemic encephalopathy during labor which leads to brain damage. Research and development is expected to be completed by year end. Subject to the successful completion of the regulatory approval process, of which there can be no assurance, CALM(TM) ANNi is anticipated to become commercially available in 2007. The United States Food and Drug Administration regulatory classification for CALM(TM) ANNi has not yet been established. A classification other than that established for CALM(TM)
Curve and CALM(TM) Patterns could materially increase the length of the United
States Food and Drug Administration regulatory process.

COMPETITORS' CURRENT PRODUCTS

GE Medical Systems

GE Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information Systems is also complemented by a product suite of fetal monitors.

Phillips Medical Systems

Philips offers a Central Information System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors.

Hill-Rom Company, Inc.

Hillenbrand offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage.

SpaceLabs Medical

SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution. This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors.

COMPETITIVE STRATEGY AND POSITION

MARKET SEGMENT

CALM(TM) has been designed to address the needs of international obstetrical markets. While limited localization and/or translation efforts could be required, the clinical foundations of the products are generic to worldwide geographies.

MARKET TRENDS

Demand for high quality healthcare delivered in a cost-effective manner

Factors driving the demand for decision support tools in labor and delivery include the trends towards quality and convenience in healthcare combined with the growing pressure from healthcare payers and insurers to lower operating costs of the healthcare system.

Recognition of the central role of information technology in effecting change and improving quality

The Institute of Medicine, (a part of the United States National Academy of
Sciences, an organization which advises the US Federal Government on scientific matters), as well as other leading organizations and agencies in North America, are currently expressing the need to improve quality of care. They also indicate that information technology lends itself appropriately in support of this initiative. Decision support technologies could be of particular interest in this regard.

Educated consumers are taking a more active role in managing decisions regarding their own healthcare

North-American mothers are often educated and demanding patients. These patients often demand control of their healthcare decisions. They are also computer literate and comfortable understanding the second opinion capacity of decision support tools.

MARKET ACCEPTANCE

We believe that we have validated the market acceptance of our products in several ways. For instance, we have successfully completed the conversion of a number of our clinical trial sites into commercial sites and have also made additional sales to new sites. Further, our distribution and marketing agreement with McKesson and our agreement with Aon provides evidence that the CALM(TM)
technology has gained a measure of acceptance in the healthcare technology market.

MARKETING PLANS AND STRATEGIES

Obstetrical and perinatal care has experienced three generations of information technology solutions. The first was the introduction in the mid 1970s of monitoring systems (fetal monitors installed in birthing rooms) to capture and display fetal heart tracings. In North America, traditional monitoring systems represent a mature market.

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central
Monitoring/Central Information Systems focus on administrative patient records as well as care protocol data capture and archiving. These systems were widely implemented in hospitals over the last 15 years.

We believe that the pace of replacement of Central Marketing/Central Information
Systems is gaining momentum as hospitals are looking to integrate their departmental systems into hospital wide clinical applications, ranging from centralized electronic patient record management to clinical decision assist solutions such as CPOE applications (Computerized Physician Order Entry systems).

We believe that the benefits for hospitals to have fully integrated systems where patient, clinical and financial data flow easily across the enterprise outweigh the cost of replacing standalone legacy departmental systems.

Clinical decision support tools related to obstetrics, such as CALM(TM) and
CALM(TM) Patterns, represent THe third generation of medical-based information technology solutions developed for this specific area. We believe that we will have an opportunity to experience significant growth as hospital administrators, risk managers, labor and delivery units of hospitals and insurance companies realize the benefits of having this type of application integrated within their perinatal care information system.

We believe that our strategy provides us with a number of market opportunities including:

       o    We believe that our decision support tools, by potentially improving an obstetrics unit's risk profile, may provide risk managers and insurers with a means of addressing medical/legal concerns related to obstetrics;

       o    We will offer CALM(TM) on a stand alone and interfaced basis directly to customers;

       o    CALM(TM) will be integrated into existing and future McKesson charting applications and will be offered by McKesson to its customer base;

       o    We have designed CALM(TM) to be compatible with leading Central
            Information Systems offerings from Phillips (Agilent), GE Medical and Hill-Rom. The CALM(TM) Curve interface to the GE Medical OB departmental system is commercially available;

       o    We believe that our Central Information Systems standalone solution,
            CALM(TM) View, will enable us to create a presence in international markets. We believe that we are currently the only manufacturer offering extensive real time decision support to this market; and

       o    We will offer CALM(TM) Patterns as a risk management tool.

Our pricing strategy includes a combination of acquisition fees and licensing fees for the clinical assistance tools. In addition, maintenance fees provide for software enhancements after first year warranty provisions expire. Tools are priced in a way to reflect the size of hospitals as measured by the number of deliveries they perform every year.

Our central display and archival system represents a one time sales opportunity, together with annual follow-on fees covering maintenance and upgrades. The decision assistance tools for CALM(TM) product suite offerings such as Curve,
Patterns and ANNi will be made available on a per delivery basis. Calculating the deliveries for all North American hospitals, where there were in excess of 4 million births last year, using the full CALM(TM) product suite would represent a total addressable market opportunity of $800 million per annum. However, there can be no assurance that we will be able to sell our products to this potential market.

FINANCING ACTIVITIES

We will require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North American and United
Kingdom markets. We believe we have sufficient resources to fund operations through fiscal 2006. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

C.     ORGANIZATIONAL STRUCTURE

The full corporate name of our company is LMS Medical Systems Inc. Our principal executive office is 181 Bay Street, Suite 2500, P.O. Box 747, Toronto, Ontario,
Canada M5J 2T7.

We were incorporated on January 14, 2003 under the Canada Business Corporations
Act as Trophy Capital Inc. On February 16, 2004, our articles were amended to remove private company restrictions limiting share transfers and were also amended to change the number of directors from a minimum of 1 and maximum of 11 directors to a minimum of 3 and a maximum of 11 directors. By articles of amendment dated March 31, 2004, we changed our name from Trophy Capital Inc. to
LMS Medical Systems Inc., our issued and outstanding Common Shares were consolidated on a 20 for 1 basis.

We have one wholly-owned subsidiary, LMS Medical Systems (Canada) Ltd., and one indirect subsidiary, LMS Medical Systems (USA), Inc. LMS Medical Systems (USA),
Inc. was incorporated under the laws of Delaware and is a wholly-owned subsidiary of LMS Medical Systems (Canada) Ltd. LMS Medical Systems (Canada)
Ltd. was incorporated under the laws of Canada.

D.     PROPERTY, PLANT AND EQUIPMENT AND PATENTS

OFFICE SPACE

We lease approximately 8,000 square feet of office space provided by Standard
Life Insurance Co. Our office is located in Montreal, Quebec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008.

PATENTS

Our proprietary systems are currently protected by a total of fourteen publicly disclosed patents or patent applications in Canada, the United States and the
European Union. These patents commence expiring in June 2020.

Our internal policies require that confidentiality and non-competition agreements be executed with all distributors, manufacturers, strategic partners and employees.

Our patents are directed to methods and systems for monitoring obstetrics patients including both the monitoring of labour progression and the monitoring of the condition of the foetus during labour.

Much of the work, including some of the research methods, that is important to the success of our business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to our technology will result in patents being issued, or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

We have filed patents in accordance with the Patent Cooperation Treaty. The
Patent Cooperation Treaty is a multilateral treaty that was concluded in
Washington in 1970 and entered into force in 1978. It is administered by the
International Bureau of the World Intellectual Property Organization,
headquartered in Geneva, Switzerland. The Patent Cooperation Treaty facilitates the obtaining of protection for inventions where such protection is sought in any or all of the Patent Cooperation Treaty contracting states (total of 104 at
July 1999). It provides for the filing of one patent application (the
"international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian
Patent Convention, the European Patent Convention and the Agreement Establishing
the African Intellectual Property Organization. The Patent Cooperation Treaty
does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the Patent Cooperation Treaty. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official World Intellectual Property Organization internet website
(http://www.wipo.int).

Our patents issued and publicly available pending patent applications, are summarized in the table below:



--------------------- -------------- ------------------- --------------------- -------------------- ------------------
NAME                     COUNTRY           FILED                NUMBER               STATUS              EXPIRY
--------------------- -------------- ------------------- --------------------- -------------------- ------------------

Method and               Canada         June 2000            2,311,029               Pending         Not Applicable
apparatus for
evaluating labor
progress during
childbirth

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and            United States     June 2000            6,423,016           Issued July 2002       June 2020
apparatus for
evaluating labor
progress during
childbirth

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and              European         June 2001          PCT/CA01/00841           Pending         Not Applicable
apparatus for             Union                               01947064.0
evaluating labor
progress during
childbirth

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and               Canada          April 2002           2,379,733              Pending         Not Applicable
apparatus for
monitoring the
condition of a fetus

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and            United States      April 2002           10/113,788            Pending,         Not Applicable
apparatus for
monitoring the
condition of a fetus

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and              European         March 2003         PCT/CA03/00461           Pending         Not Applicable
apparatus for             Union                               03709501.5
monitoring the
condition of a fetus

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and               Canada           May 2002            2,384,516              Pending         Not Applicable
apparatus for
displaying a heart
rate signal

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and            United States       May 2002            10/138,303             Pending         Not Applicable
apparatus for
displaying a heart
rate signal

--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and              European         April 2003      PCT/CA03/0063603720046.6    Pending         Not Applicable
apparatus for             Union
displaying a heart
rate signal

--------------------- -------------- ------------------- --------------------- -------------------- ------------------


                                       32


--------------------- -------------- ------------------- --------------------- -------------------- ------------------
NAME                     COUNTRY           FILED                NUMBER               STATUS              EXPIRY
--------------------- -------------- ------------------- --------------------- -------------------- ------------------

Method and               Canada         October 2003          2,447,861              Pending         Not Applicable
apparatus for
identifying heart
rate feature events
--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and            United States     October 2003          10/698,232             Pending         Not Applicable
apparatus for
identifying heart
rate feature events
--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and            United States      June 2003            10/600,990             Pending         Not Applicable
apparatus for
monitoring an
obstetrics patient
--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and                 PCT           June 2004        PCT/CA2004/000868          Pending         Not Applicable
apparatus for
monitoring an
obstetrics patient
--------------------- -------------- ------------------- --------------------- -------------------- ------------------
Method and                 PCT          August 2004       PCT/CA2004/001499          Pending         Not Applicable
apparatus for
evaluating
variations between
health care service
providers
--------------------- -------------- ------------------- --------------------- -------------------- ------------------


ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the three months ended March 31, 2005 and 2004, for the years ended March 31, 2005 and 2004 and for the years ended
October 31, 2003 and 2002. This MD&A should be read in conjunction with the annual audited consolidated financial statements and notes of LMS as at March
31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and the years ended October 31, 2003 and 2002, which are prepared in accordance with Canadian generally accepted accounting principles.
Material differences between Canadian and United States generally accepted accounting principles, as applicable to our Company, are set forth in Note 17 to the annual audited consolidated financial statements of LMS.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this
MD&A describe our expectations on June 14, 2005. The forward-looking statements are often, but not always, identified by the use of words such as "seek",
"anticipate", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment,

fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the "Risk Factors" section of this form 20-F as well as our
Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at June 14, 2005, there were 16,503,177 common shares outstanding, and
1,311,027 options as well as 688,092 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our" or "our Company" means LMS Medical Systems Inc. and its subsidiaries unless otherwise indicated.

OVERALL PERFORMANCE

We are an obstetrics-focused healthcare technology company. Based on advanced medical research focusing on the labor and delivery cycle, our unique technology provides obstetrics and gynaecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving effective and cost effective interventions.

Our core technology, CALMTM, was developed as a research project at the Faculty of Medicine of McGill University in Montreal, with Dr. Emily Hamilton as the principal investigator.

OVERVIEW

For the past nine years, we have been actively developing a series of software-based products that are focused in the areas of obstetrics. Our products specifically deal with the labor and delivery process. In particular, our products focus on how labor develops in the mother and on the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

Significant changes over the last 12 months

The most significant changes for our Company in the past 12 months are set out below:

       o    We achieved revenue of $1.1 million during the period.

       o    We completed the following issuance of common shares raising total gross proceeds of $20.1 million:

               1.   On April 1, 2004, we completed the reverse takeover
                    transaction and as result we obtained net monetary assets of
                    $1.0 million. The net monetary assets were obtained by the non-operating public enterprise prior to the reverse
                    takeover transaction, mainly from the issuance of capital
                    stock for gross proceeds of $1.0 million in January 2004. In addition, as part of the reverse takeover transaction, the unsecured convertible debentures in the amount of $5.8
                    million were converted into 1,740,000 of our Common Shares;

               2.   In April 2004, we completed a $12 million equity financing;

               3.   In fiscal 2005, 2,150,000 warrants were exercised generating cash of $6.9 million; and

               4.   In fiscal 2005, 49,000 options were exercised generating
                    cash of $0.2 million.

   o    In April 2004, our Common Shares were listed on the Toronto Stock
        Exchange

   o    In February 2005, our Common Shares were listed on the American Stock
        Exchange.

   o    We expanded our existing sales channels by signing a distribution contract with a distributor in the United States (McKesson). This agreement covers the United States, Canada, the United Kingdom and
        Mexico.

   o    In February 2005, we received clearance from the United States Food and
        Drug Administration to market Patterns, a new and innovative decision support software tool specifically directed at the health of the fetus.
        Development of the product is in progress and expected to be completed in the fourth quarter of 2006.

   o    In the summer of 2005, we plan to release CALM(TM)3.0, our foundation labor and delivery product suite for large scale health facilities.
        CALM(TM)3.0 was initially planned for release in March 2005, and is currently scheduled for installation at a number of leading U.S. based hospitals.

   o    In April of 2005, we entered into an agreement with AON Risk Services, a subsidiary of AON Corporation, to assist hospitals in improving their risk management profile in obstetrics.

   o    We have established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital administrators, clinicians, risk managers and insurers.

Strategies for development

We intend to expand our presence in the North American marketplace. To this end, we will focus on the growth of our install base.

We intend to develop our presence in the European Union to lay a foundation for additional marketing and distribution agreements in this geographic region.

We intend to pursue a variety of marketing programs and campaigns to enhance our visibility within the healthcare technology marketplace.

We intend to develop new versions of our core technology with enhanced functionality.

Our Company's objectives for fiscal 2006 are to:

   o    Release CALM(TM)3.0, our foundation labor and delivery product suite for large scale health facilities into the marketplace.

   o    Complete development and commercialization of CALM(TM) Patterns in the
        United States and Canada;

   o    Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

   o    Generate product sales in both Canada and the United States thereby increasing our install base; and

   o    Complete the integration of CALM(TM) products with McKesson's charting applications.

Our operating results are a function of the following factors:

   o    Customer demand for our products;

   o    Costs associated with sales promotions and sales campaigns; and

   o    Expenses related to product development (which are driven by the time frame required to complete a project and staffing requirements).

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture's holders of LMS Medical Systems Ltd in exchange for 2.70727 shares of
LMS for each share of LMS Medical Systems Ltd acquired [9,157,434 shares in total] and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures [1,740,000 shares in total]. All options granted and warrants issued by LMS Medical Systems Ltd were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.
As a result, LMS became the legal parent company of LMS Medical Systems Ltd.

This transaction involving LMS, a non-operating public enterprise with nominal net non-monetary assets, is a capital transaction in substance for LMS Medical
Systems Ltd. As a result, this transaction is viewed, for accounting purposes, as the issuance of equity by LMS Medical Systems Ltd to the extent of the net monetary assets available in LMS. An accounting value of $958,432 was allocated to the 406,344 common shares issued and outstanding in the non-operating public enterprise prior to the reverse takeover transaction. This amount consists of cash of $970,428 less net current liabilities assumed of $11,996 that existed in the non-operating public enterprise at the time of the reverse takeover transaction. Reverse takeover transaction costs were $238,016 and have been recorded within deficit.

These costs include a fair value of $56,000 determined based on the
Black-Scholes option pricing model, for the grant of 66,666 options by the non-operating public enterprise before the finalization of the transaction. The following assumptions were used to determine the fair value: expected average life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. These options were granted to a financial advisor and prior board members of the non-operating public enterprise in connection with the issuance by the non-operating public enterprise of its capital stock for gross proceeds of $1 million, which was required for the reverse takeover transaction to take place. Each option allows the holder to acquire one common share at an exercise price of $3.00 per share.
26,666 of these options are exercisable on or before January 2006 and 40,000 of these options are exercisable on or before January 2008.

The costs also include $33,200, being the fair value of 20,000 warrants issued in October 2004 for the roll up of 0.02% of the common shares of LMS Medical
Systems Ltd. The estimated fair value was determined based on the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value: expected average life of 5 years, fair value of $4.85 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of
5%. Each warrant allows the holder to acquire one common share at an exercise price of $4.85 per share until their expiration in September 2009.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS
Medical Systems Ltd. The historic shareholder's equity of the legal parent company prior to the reverse takeover has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of the legal parent company also give effect to the reverse takeover transaction for all periods presented.

In connection with the reverse takeover transaction, we changed our year-end to
March 31, effective in 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting policies and estimates include the following:

Revenue recognition

Our revenues consist primarily of revenue from the sale of software licenses, hardware and technical support services. We recognize our revenues in accordance with the provisions of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable and collection is probable.

Revenue from technical support services, which is generally paid annually in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognised when services are provided.

Revenue on arrangements that include multiple elements such as hardware, software and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

Research and development expenses and Investment Tax Credits

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

We separately disclose our investment tax credits recoverable, which are based on estimates of amounts

expected to be recovered and are subject to audit by taxation authorities. The risks of change to estimates related to investment tax credits receivable relate to the acceptance of our research and development investment tax claims by government authorities. The filings, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: 1) the technical aspects of the projects claimed must meet the specific scientific criteria and 2) the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. To date, all of our investment tax credit filings, which have been assessed by the government authorities, have been accepted favorably and substantially as submitted and no material project or expenses have been disallowed.

We record investment tax credits receivable based on our best estimates, which are based on past experience and on the technical nature of the research and development projects, and related eligible expenses, that are available at the time the financial statements are prepared. Our estimates in our financial statements reflect these risks, and are based on the best available information at the time the financial statements are prepared. We believe that the current investment tax credit process is appropriate and that the resulting reserves are adequate at this time. We will continue to assess our reserves in the future based on the best available information at the time. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at March 31, 2005, our investment tax credit receivables recorded amount to
$1.2 million. Of this amount, $0.5 million was received subsequent to year end and the remaining relates to our claims for fiscal 2004 and 2005 which we estimate to be approximately $0.7 million in total.

Stock-based compensation plan

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870 and SFAS no.148, effective November 1, 2003, LMS changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. LMS adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA
Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees or consultants together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003. This change has no impact on the net loss for the five-month period ended March 31,
2004 since no options were granted during that period.

As required by Section 3870, LMS provides pro forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan.

Such stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under LMS's stock option plans is determined using the fair value method

and the fair value of the stock options is determined using the Black-Scholes option pricing model and is recognized over the vesting period of such options.

Financial instruments

We classify financial instruments as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and an equity instrument. In this regard, we classified as an equity instrument the convertible debentures outstanding as at
March 31, 2004. These debentures were subsequently converted into common shares of LMS.

Income taxes

We account for income taxes following the liability method. Future income tax assets are recognized if realization is considered "more likely than not". Since we have not yet been profitable, the non-refundable tax benefits from our research and development expenditures, non-capital tax losses and other items which are available to reduce future taxable income or income tax otherwise payable have been fully provided for by a valuation allowance.

            SELECTED ANNUAL AND FOURTH QUARTER FINANCIAL INFORMATION


                                     THREE-MONTHS   THREE-MONTHS
                                        ENDED          ENDED        YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                      MARCH 31,      MARCH 31,       MARCH 31,      MARCH 31,     OCTOBER 31,     OCTOBER 31,
                                         2005           2004           2005            2004           2003            2002
                                          $              $               $              $              $               $

REVENUE
Software licences                         55,813            --         756,918             --            --         297,349
Hardware                                      --            --         115,775             --            --          32,777
Technical support and other               18,872        23,531         187,604        113,933       130,168         109,568
---------------------------------------------------------------------------------------------------------------------------------
                                          74,685        23,531       1,060,297        113,933       130,168         439,694
---------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development costs         1,104,167       588,902       3,838,661      2,382,686     2,373,485       2,146,137
Less:  Tax credits                       (84,961)     (223,703)       (521,396)      (887,783)   (1,024,097)       (826,989)
---------------------------------------------------------------------------------------------------------------------------------
                                       1,019,206       365,199       3,317,265      1,494,903     1,349,388       1,319,148
---------------------------------------------------------------------------------------------------------------------------------
Direct costs of revenue                   26,693         9,413         211,220         12,364         2,447          40,680
Administrative                           730,778       514,181       2,354,400      1,694,089     1,590,783       1,449,247
Selling and market development           655,363       382,986       2,352,388      1,602,482     1,533,438       2,012,258
Special charges                          148,657            --         762,512             --            --              --
Customer support                         179,946       160,742         748,515        568,241       445,975         425,768
Quality assurance                         82,521        58,708         197,009        171,430       196,874         138,178
Stock Option Expense                     205,000            --         485,000             --            --              --
Amortization of property, plant &         82,023        29,595         182,415        153,244                       194,473
equipment and patents                                                                               188,368
Government Grants                             --            --              --             --       (52,690)             --
Foreign exchange (gain) loss           (110,038)           648         (86,549)       (69,469)     (115,239)        (13,938)
---------------------------------------------------------------------------------------------------------------------------------
                                       3,020,149     1,521,472      10,524,175      5,627,284     5,139,344       5,565,814
---------------------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                        (2,945,464)   (1,497,941)     (9,463,878)    (5,513,351)   (5,009,176)     (5,126,120)
Financial expenses (income), net         (60,144)       58,154        (227,345)       122,564       270,304         365,733
---------------------------------------------------------------------------------------------------------------------------------
NET LOSS                              (2,885,320)   (1,556,095)     (9,236,533)    (5,635,915)   (5,279,480)     (5,491,853)
---------------------------------------------------------------------------------------------------------------------------------
                                           (0.18)        (0.17)          (0.60)         (0.93)        (1.64)          (1.46)
BASIC AND DILUTED LOSS PER SHARE(A)

CASH FLOW RELATED TO:
Operating activities
                                      (2,174,370)   (1,831,695)     (8,287,001)    (4,876,334)   (4,614,776)     (4,888,078)
Investing activities                  (9,061,267)      (76,804)     (9,300,566)      (154,191)      (35,906)       (157,838)
Financing activities                   2,189,712     3,498,703      19,000,433      5,990,832     4,634,498       1,068,970
---------------------------------------------------------------------------------------------------------------------------------


(A)   After giving effect to the share exchange ratio of 2.70727.

   SELECTED QUARTERLY FINANCIAL INFORMATION


                                                2005                                                       2004
                    --------------------------------------------------------- ------------------------------------------------------
                        Q1         Q2         Q3          Q4         TOTAL       Q1         Q2          Q3         Q4        TOTAL
                    ----------- ---------- ---------- ---------- ------------ ---------- ---------- ----------- ---------- ---------

Revenue               231,457      76,339    677,816     74,685    1,060,297     30,105     28,686     31,611      23,531    113,933

Operating Loss      1,849,493   2,334,647  2,334,274  2,945,464    9,463,878  1,405,118  1,345,644  1,264,647   1,497,941  5,513,351

Net Loss            1,801,260   2,275,272  2,274,681  2,885,320    9,236,533  1,447,579  1,371,856  1,260,384   1,556,095  5,635,915
Basic and Diluted
Net Loss per Share  (0.13)      (0.16)     (0.15)     (0.18)       (0.60)     (0.55)     (0.44)     (0.35)      (0.17)     (0.93)



                                               MARCH 31,        MARCH 31,
                                                  2005            2004
                                                   $                $
------------------------------------------- ----------------- --------------
BALANCE SHEET DATA
Total assets                                  14,768,368       4,040,164
Total long term debt (includes current
portion)                                          83,663          94,763
Total shareholders' equity                    12,703,900       2,409,527

During the year ended October 31, 2003, LMS declared a stock dividend on its preferred shares. The dividend was payable in preferred shares of LMS and had a value for accounting purposes of $907,227. In October 2003, LMS' preferred shares were converted into common shares of LMS. Other than the dividend mentioned above, no dividend has been declared on the common shares of LMS. We do not anticipate paying dividends in the next fiscal year.

RESULTS OF OPERATIONS

FOR THE 3 MONTHS ENDED MARCH 31, 2005 COMPARED TO THE 3 MONTHS ENDED MARCH 31,
2004

Revenue

Revenue for the 3-month period ended March 31, 2005 increased to $74,685 from
$23,531 in 2004. The revenue from maintenance services decreased to $18,872 for the three months ended March 31, 2005 from $23,531 for the three months ended
March 31, 2004. Revenue from the sale of software licenses increased to $55,813 for this quarter compared to nil for the same quarter of the prior year. This is the result of sales of additional licenses as well as the associated installation and training.

Direct Costs of Revenues

These expenditures include the purchase of hardware and other direct costs related to achieving revenue. The Company showed an increase in these costs to an amount of $26,693 for the current quarter, compared to $9,413 for the same quarter of the prior year. This increase relates to royalty and other fees associated with the revenue for the period.

Research and Development

Our expenditures before investment tax credits amounted to $1,104,167 for the
3-month period ended March 31, 2005, compared to $588,902 for the same period in
2004. In order to achieve product milestones, the Company employed an additional four permanent employees during the period and outsourced certain specific project milestones to a consulting firm, which resulted in fees of $125,000. The
Company also employed an additional 17 contract employees during this period resulting in an increase in consulting fees for the three-month period ended
March 31, 2005 compared to the same period in 2004.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $84,961 for the three months ended March 31, 2005 compared to $223,703 for the same period in the prior year. All research, development and clinical trial costs are expensed. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%. Moreover, the federal tax credits will be applied in the future against our income taxes otherwise payable and will not be refunded in the year we incur the research and development expenses.

As a result, a full valuation allowance was recorded for the federal tax credits. The decrease in total tax credits recorded is a function of both the valuation allowance applied against the federal tax credits, and also a decrease in the amount of provincial tax credits recorded based on the Company's assessment of the refundable nature of these credits.

Administrative

Administrative expenses for the period ended March 31, 2005 increased to
$730,778 compared to $514,181 for the period ended March 31, 2004. The increase is mostly explained by an increase in consulting fees during the period. This increase was comprised of additional legal, accounting, audit and investor relations fees resulting from being a public company, along with director's fees and an amount related to an employee settlement.

Selling and Market Development

Selling and market development expenses increased to $655,363 for the three months ended March 31, 2005 compared to $382,986 for the three months ended
March 31, 2004. The increase is partially the result of the addition of five employees. This also includes finder's fees associated with hiring these individuals. There was also an increase in the associated office, phone and travel costs, as we increased our presence at trade shows, increased our market research and spent more on promotional material as we broadened the reach of our sales team.

Customer Support

Our Customer Support department, which substantially comprises staff costs, provides for the operation of a dedicated 24/7-service center for customers. The total expenses for this department increased to $179,946 for the three months ended March, 31, 2005 from $160,742 for the same period in 2004 as a result of the addition of two new employees to support the expansion of their activities partially offset by a reduction in other expenses.

Quality Assurance

In 2002, we created the Quality Assurance and Regulatory Affairs departments.
These departments have the responsibility of ensuring compliance with all applicable requirements and regulations of each country where the product is to be marketed. Expenses include the salary of a full-time Quality Assurance and
Regulatory Affairs Director and costs associated with obtaining approval to market our product in Canada, the United States and Europe. These expenses increased to $82,521 for the three months ended March 31, 2005, compared to
$58,708 for the same period in the prior year. The reason for this increase relates predominantly to $37,000 in legal fees incurred in association with obtaining the United States Food and Drug Administration's approval for CALM
Patterns.

Special charges

LMS has incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005. The ticker symbol for both
Stock Exchanges is LMZ. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges.

Stock Option Expense

The Company incurred $205,000 in stock option expense during the period, compared to an amount of nil for the same period in the prior year. The Company records stock option expense for all stock option awards subsequent to November
1, 2003, when the Company adopted the transitional provisions of section 3870
Stock Based Compensation.

Foreign Exchange

For the three months ended March 31, 2005, the Company incurred a foreign exchange gain of $110,038, compared to a loss of $648 for the same period in
2004 resulting from variation in the US currency rate against the Canadian dollar and the expansion of our activities in the U.S.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the three-month period ended March 31, 2005 was $2,945,464 compared to $1,497,941 for the same period in 2004.

We generated net interest income of $60,144 for the three months ended March 31,
2005, whereas we incurred net interest expense of $58,154 in the three months ended March 31, 2004. This interest income was generated from the additional cash and short term investments purchased from the proceeds of the equity acquisitions during the year.

As a result, the net loss for the three-month period ended March 31, 2005 totalled $2,885,320 ($0.18 per share) compared with $1,556,095 ($0.17 per share)
for the three-month period ended March 31, 2004.

FOR THE YEAR ENDED MARCH 31, 2005 COMPARED TO THE YEAR ENDED MARCH 31, 2004

Our results for the twelve-month period ending March 31, 2004 are unaudited, since those results are part of our results for the five-month period ended
March 31, 2004 and our full fiscal year ended October 31, 2003.

Revenue

Our revenue for the year ended March 31, 2005 was $1,060,297 compared to
$113,933 for the year ended March 31, 2004. In 2005, revenue was comprised of
$756,918 for software licenses and support, $115,775 for hardware sales and
$187,604 for technical support service agreements. In 2004 revenue was derived only from fees we earned from existing technical support service agreements with our customers. The increase in sales is a function of sales of 7 additional software licenses, including the related training and installation, along with an increase in the amount of revenue generated from technical support service agreements as we increase our install base. For some sales, at the customer's request, we sold hardware for an amount of $115,775.

Direct Cost of Revenues

Our expenditures for direct costs totalled $211,220 in 2005 compared to $12,364 in 2004. The increase in 2005 is explained predominantly by an increase in the cost of hardware in the amount of $113,000 related to the increase in hardware sales along with royalties on software sales which accounted for an additional

$56,000 in direct costs. The remainder of the increase relates to direct costs associated with an increase in the amount of systems installed during the period.

Research and Development

Our expenditures before investment tax credits amounted to $3,838,661 in 2005 compared to $2,382,686 in 2004. All research, development and clinical trial costs are expensed by our Company. The change stemmed mostly from an increase in consulting fees of $1,138,000 as we hired an additional 17 contract employees as well as outsourced certain specific project milestones in order to achieve the development objectives during the period. These objectives include the release of version 3.0 which is expected to occur in the second quarter of fiscal 2006.
We also increased the number of permanent employees during the year resulting in an increase in salary levels by $233,000.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $521,396 in 2005 compared to $887,783 in the prior year. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%.
Moreover the federal tax credits will be applied in the future against our income taxes payable and will not be refunded in the year we incurred the research and development expense. The decrease in total tax credits recorded is a function of both the valuation allowance applied against the federal tax credits, and also a decrease in the amount of provincial tax credits recorded based on the Company's assessment of the refundable nature of these credits.

Administrative

Administrative expenses for the year ended March 31, 2005 totalled $2,354,400 compared to $1,694,089 for the same period in 2004. The change is predominantly the result of an increase in consulting fees in 2005. This increase was comprised of an increase in legal, accounting, audit and investor relations fees resulting from being a public company, along with directors' fees and an amount related to an employee settlement. Other expenses also increased during the period, resulting from increased office lease expenses from a short term lease to accommodate consultants, as well as increased insurance for commercial, product and director and officer coverage.

In 2004, we recorded a provision for bad debt for an amount of $156,686 for a
CALM system sold in 2002 to a public hospital in the province of Quebec.
Following the sale of the system in 2002, the restructuring and consolidation process of public hospitals in the province of Quebec, including our client, resulted in the modification of capital funding for these hospitals and as a result, in February 2004, we were informed by representatives of the hospital that payment would not be made until a special program is implemented. The contract we have with the hospital does not contain any such contingent payment terms or any requirements with respect to capital funding approvals and, consequently, we believe that amounts due on the sale of the CALM system are contractually due to us, regardless of the approval of the special program.
However, given the discussions with representatives of the hospital with respect to the special program, we decided to recover all of the related equipment and software from the hospital for non payment, and have provided for an allowance for bad debt expense for the entire amount due under the contract.

Selling and Market Development

Selling and market development expenses increased to $2,352,388 for the year ended March 31, 2005 from $1,602,482 for the year ended March 31, 2004. This change is mainly the result of an increase in salary expense during the period resulting form the hiring of five employees; one in product management, one in marketing, one clinical specialist and two sales staff. Travel costs also increased over the period, as

a function of the higher number of sales staff and also as a function of increased trips associated with sales support relating to the additional licenses sold during the year and increased presence at trade shows. The increase also includes related commission expense associated with the additional sales and finder's fees associated with hiring the additional sales staff. As well, there was also a higher amount of office and other costs, as we increased our spending on market research and spent more on promotional material to broaden the reach of our sales team.

Customer Support

The total expenses for this department were $748,515 for the year ended March
31, 2005, compared to $568,241 for the year ended March 31, 2004. The increase is largely attributable to the hiring of additional staff required to support activities resulting from an increase in the install base, as well as the related travel costs incurred to install the software at the customer site.
There was also an increase in the related customer support costs such as telephone internet and customer supplies.

Quality Assurance

The total expense for this department increased slightly to $197,009 for the year ended March 31, 2005 from $171,430 for the year ended March 31, 2004. This increase is a function of additional legal fees incurred with respect to obtaining the FDA approval for CALM(TM) patterns.

Special charges

LMS has incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005. The ticker symbol for both
Stock Exchanges is LMZ. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges.

Stock Option Expense

The Company incurred $485,000 in stock option expense during the period, compared to an amount of nil for the same period in the prior year. The Company records stock option expense for all stock option awards subsequent to November
1, 2003, when the Company adopted the transitional provisions of section 3870
Stock Based Compensation. For all stock based awards granted previous to
November 1, 2003, the Company records pro forma information as disclosed in Note
8 to the annual audited consolidated financial statements.

Foreign Exchange

For the year ended March 31, 2005, the Company incurred a foreign exchange gain of $86,549, compared to a gain of $69,469 recorded in the previous year. Both gains result from variation in the US currency rate against the Canadian dollar.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the year ended
March 31, 2005 was $9,463,878 compared to $5,513,351 for the same period in
2004.

Net financial income totalled $227,345 for the year ended March 31, 2005 compared to an expense of $122,564 for the corresponding period ended March 31,
2004. The financial income represents $246,273

of interest income as a result of the proceeds from the issuance of equity during the period, net of interest expense of $18,928. In the prior period, the
Company experienced net interest expense of $122,564.

As a result, net loss for the year ended March 31, 2005 totalled $9,236,533
($0.60 per share) compared with $5,635,915 ($0.93 per share) for the year ended
March 31, 2004.

FOR THE YEAR ENDED OCTOBER 31, 2003 COMPARED TO THE YEAR ENDED OCTOBER 31, 2002

Revenue

For the year ended October 31, 2002, we recorded sales of $439,694 of which
$297,349 came from the sales of CALM(TM)software licenses. In 2002, we sold hardware for an amount of $32,777 compared to $nil in 2003. The remainder of revenues, totalling $109,568 in 2002 came from fees earned on maintenance contracts compared to $130,168 in 2003. This increase in 2003 resulted from the installation of new systems in 2002 where related revenues were accounted partly in 2002. In 2003, we did not record a sale of a CALMTM system and as a result our total revenues declined as compared to 2002.

Direct Cost of Revenues

The expenses for the year ended October 31, 2003 totalled $2,447 compared to
$40,680 for the same period in 2002. In 2003, we only incurred travelling expenses whereas in 2002, we spent $23,825 for the purchase of hardware, $5,472 for travelling expenses and $11,393 for royalties.

Research and Development

Our expenditures before investment tax credit amounted to $2,373,485 in 2003 compared to $2,146,137 in 2002. These sums were substantially deployed in the completion of a United States Food and Drug Administration and Health Canada
compliant development quality system implementation and the release of new versions of CALM(TM) in October 2003, including features such as connections of the product with vendor's systems, remote access capabilities, specific statistical data presentation, long-term archiving and alerts components. During that period, we hired 3 additional persons in this department. Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $1,024,097 in 2003 compared to $826,989 the prior year. The investment tax credits increased by an amount of $21,464 related to the increase in research and development costs and an amount of $175,644 represented by the excess of the investment tax credits received over the amount that we initially estimated relating to expenditures incurred in 2002.

Administrative

Administrative expenses for the fiscal year ended October 31, 2003 increased by
$141,536 to $1,590,783 compared to $1,449,247 for the fiscal year ended October
31, 2002. The increase is explained by the fact that in 2003, we incurred an expense of $119,727 with respect to a special project with 3 specific hospitals.

Selling and Market Development

Expenses declined from $2,012,258 in 2002 to $1,533,438 in 2003. This change is the result of the resignation of an account manager which took place early in the 2003 period and the rationalization of travel expenses. During those years, our sales and marketing team was mainly involved in promoting a new product concept and building our potential customer list. The team's mandate consisted of establishing new reference sites and finding strategic alliance partners and distributors. The team was also responsible for the development of all training programs and user guides required in the sales functions.

Customer Support

Our Customer Support department provides for the operation of a dedicated 24/7 service center for customers. The total expenses for this department, which substantially comprises staff cost, remained fairly constant at $425,768 in 2002 and $445,975 in 2003.

Quality Assurance

In 2002, we created the departments of Quality Assurance and Regulatory Affairs with the responsibility of ensuring compliance with all applicable requirements and regulations of each country where the product is to be marketed. Expenses increased from $138,178 in 2002 to $196,874 in 2003 due to a full-year operation for this department in 2003 as opposed to 7 months in 2002. Expenses include the salary of a full-time Director and costs associated with obtaining approval to market our products in Canada, the United States and the European Union.

Foreign Exchange gain

For the year ended October 31, 2003, we experienced a foreign exchange gain of
$115,239 compared to a gain of $13,938 in 2002. This resulted from variations in the US currency rate against the Canadian dollar.

Net Loss

After considering the above, our operating loss for the years ended October 31,
2003 and 2002 is $5,009,176 and $5,126,120, respectively.

Net financial expenses totalled $270,304 in 2003 compared to $365,733 in 2002.
The reduction of amortization of deferred financing costs from $100,004 to
$60,458 and the repayment of $3 million of long-term debt following the issuance of capital stock in 2003 resulted in interest expenses reducing from $265,729 in
2002 to $209,756 in 2003.

As a result, our net loss for 2003 totalled $5,279,480 ($1.64 per share)
compared with $5,491,853 ($1.46 per share) for 2002.

LIQUIDITY AND CAPITAL RESOURCES

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North American and United
Kingdom markets.

Long-term Debt and other Cash Obligations

As at March 31, 2005, we had no debt other than obligations under capital leases, which totalled $83,663 and are repayable over the next 5 years. Our other operating obligations originate from our operating leases. Our total contractual cash obligations are as follows:


                           2006       2007       2008       2009       2010     THEREAFTER       TOTAL

Capital Leases            44,558      22,201      6,974     7,391      2,539        -             83,663

Operating Leases         242,545     242,545    218,625     5,528      5,528      2,764          717,535
                        ----------- ----------- ---------- ---------- ---------- ------------ -----------
Total                    287,103     264,746    225,599    12,919      8,067      2,764          801,198


We have entered into a license agreement with a third party in connection with databases to be used within our CALM(TM) software. The license agreement provides us with a non-transferable, non-exclusive license to use the third party database until June 2005. The agreement will renew automatically for one or more successive one year terms unless written notice of termination is received by the other party at least 30 days prior to the end of the then current one year term. In exchange for right to use the third party data base, and to incorporate such third party data base in our CALMTM software, we are required to pay the third party a royalty equal to 7.5% of the net software license revenue we earn.

Shareholders' Equity

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $47.6 million from equity-based financings.

At March 31, 2005, the total Capital Stock of the Company was $47.6 million compared to $21.8 million in the prior year. In fiscal 2005, we completed an equity financing whereby we raised gross proceeds of $12,000,000. Options and warrants were also exercised raising an additional $154,095 and $6,947,820 respectively. Share issue costs for these transactions was $865,625. As a result of the reverse takeover transaction, the $5,800,000 convertible debentures were converted into 300 Common Shares for each $1,000 principal amount of convertible debentures. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. Contributed Surplus increased to $1,255,108 as a result of the exercise of warrants and an amount of
$485,000 related to stock based compensation that was recorded in the consolidated statement of operations.

Related Party Transactions

LMS enters into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions are management fees expenses.
LMS incurred fees of $47,500 during the three months ended March 31, 2005
($184,000 during the year) in this regard.

     Cash flows

     Summary of operating position


                              3 MONTHS      3 MONTHS         YEAR          YEAR          YEAR          YEAR
                                ENDED         ENDED         ENDED         ENDED         ENDED          ENDED
                              MARCH 31,     MARCH 31,     MARCH 31,     MARCH 31,    OCTOBER 31,    OCTOBER 31,
CASH FLOW RELATED TO            2005          2004           2005          2004          2003          2002
 OPERATING ACTIVITIES             $             $             $             $             $              $
                             ------------- ------------- ------------- ------------- ------------- --------------

Operating before net          (2,935,672)   (1,678,835)  (8,456,493)   (5,521,408)    (4,701,186)    (4,767,376)
 change in non-cash items
Net changes in non cash
 operating working capital
 items                           761,302      (152,860)     169,492       645,073         86,410       (120,702)
                             ------------- ------------- ------------- ------------- ------------- --------------
Cash flow related to          (2,174,370)   (1,831,695)  (8,287,001)   (4,876,334)    (4,614,776)    (4,888,078)
Operating activities         ------------- ------------- ------------- ------------- ------------- --------------


     FOR THE THREE-MONTHS ENDED MARCH 31, 2005 COMPARED TO MARCH 31, 2004

     Cash flows used in operations totaled $2,174,370 for the three months ended
     March 31, 2005, compared to $1,831,695 used in the prior year. The main reason for the difference relates to an increase in our net loss to
     $2,885,320 for the three months ended March 31, 2005 compared to $1,556,095 in the prior year. This was offset by a net change in non-cash working capital items of $761,000 which related mainly to a decrease in accounts receivable of $477,000 related to the collection of revenue that was recognized in the third quarter of 2005, and an increase in accounts payable of $328,000.

     Cash flows used in investing activities totaled $9,061,267 for the three months ended March 31, 2005 compared to $76,804 for the same period in
     2004. The difference relates mainly to the purchase of short-term investments of $8,926,020 in this quarter from the proceeds of the equity financing that occurred during the year. The remainder of the cash flows used in the period relates to $61,024 of additions to property, plant and equipment and $74,223 related to capitalized costs related to patent acquisitions. In the prior year, the balance was made up entirely of additions to property plant and equipment.

     Cash flows from financing activities totaled $2,189,712 for the three months ended March 31, 2005 compared to $3,498,703 for the same quarter in the prior year. The inflow in the current quarter relates to cash raised from the exercise of warrants offset by related issue costs and payments on long-term lease obligations. The prior year inflow related predominantly to funds raised by the issuance of convertible debentures offset by the related issue costs and the repayment of long-term debt outstanding.

     FOR THE YEAR ENDED MARCH 31, 2005 COMPARED TO THE YEAR ENDED MARCH 31, 2004

     Cash flows used in operations totaled $8,287,001 for the year ended March
     31, 2005, compared to $4,876,335 for the year ended March 31, 2004. The main reason for the difference relates to an increase in our net loss to
     $9,236,533 for the year ended March 31, 2005 compared to $5,635,915 in the prior year. This was offset by $597,625 in non-cash items relating to the recording of stock option expense, a charge for share units granted under the deferred share unit plan for the payment of director's quarterly compensation, and a charge for shares to be issued under the Company bonus plan, for $485,000, $56,625 and $56,000 respectively. This was also reduced for depreciation and amortization. The $169,492 related to the net change in non cash working capital items related mainly to an inflow from the increase in deferred revenues and deposits from distributors and a decrease in prepaid expenses offset by an outflow relating to the increase in accounts receivable. In the prior year the net loss was reduced by accreted interest on the convertible debentures as well as amortization of assets and the change in non cash working capital items of $645,073.

Cash flows used in investing activities totaled $9,300,566 for the year ended
March 31, 2005 compared to $154,191 for the same period in 2004. The difference relates mainly to the purchase of short-term investments of $8,926,020 from the proceeds of the equity financing that occurred during the year. The remainder of the cash flows used in the period relates to $300,323 of additions to property, plant and equipment and $74,223 related to capitalized costs related to patent acquisitions. In the prior year, the balance was made up entirely of additions to property plant and equipment.

During the year ended March 31, 2005, we had cash inflows relating to financing activities of $19,000,433 compared to inflows of $5,990,832 for the prior year.
We completed an equity financing whereby we raised gross proceeds of
$12,000,000. Options and warrants were also exercised raising an additional
$154,095 and $6,947,820 respectively. Share issue costs for these transactions was $865,625. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. We also repaid obligations under capital leases for an amount of $45,473.

For the same period last year, the majority of the cash inflows was related to the issuance of unsecured non-interest bearing convertible debentures for net proceeds of $5,315,302. Subsequent to the end of the period, these debentures were converted into 300 Common Shares for each $1,000 principal amount of convertible debentures.

FOR THE YEAR ENDED OCTOBER 31, 2003 COMPARED TO THE YEAR ENDED OCTOBER 31, 2002

Operating Activities

In 2003 and 2002, cash used in our operating activities is mainly explained by our net loss of $5,279,480, and $5,491,853 respectively after considering non cash items which include amortization of assets of $248,916 and $294,477 in 2003 and 2002, respectively, and bonus to be paid in shares of $329,378 in 2003 and
$430,000 in 2002.

Investing Activities

Our investing activities consist of the acquisition of property, plant and equipment required for our activities. For the year ending October 31, 2003 we acquired $35,906 of these assets compared to $157,838 in 2002, net of $4,830 on proceeds of disposal of capital assets.

Financing Activities

In 2003, we raised $6,855,163 net by issuing convertible preferred shares and warrants. We used $3,045,665 out of these proceeds to repay the majority of our long-term debt. We also raised an additional $1,100,000 during the period from issuances of long-term debt and repaid $275,000 of our bank loan. Consequently the net cash flows generated by our financing activities totalled $4,634,498 for the year ended October 31, 2003, compared to $1,068,970 in 2002, which related to an increase in our long-term debt and bank loan, net of repayments.

FUTURE OUTLOOK

We believe that our revenue will increase in 2006 as we complete the release of
CALM(TM)3.0. We currently have installed a version of our product in a number of hospitals in the United States. We have not yet recognized revenue on these sales as the earnings process will only be complete with the delivery of CALM(TM)3.0. We expect to recognize revenue on these sales in the first half of fiscal 2006. Another function of the expected increase in revenue stems from the fact that the value added marketing agreement with McKesson will be in effect for the full fiscal year. As a result of increased system sales, fees from technical support service agreements will also increase as we increase our install base. Lastly, it is our goal to release CALM(TM) Patterns during the last part of the year and we expect an increase in revenue from sales of this product.

We expect to continue to incur a similar amount of research and development expenses in fiscal 2006 as we focus on the integration of our system with those of our distributors, the release of CALM(TM)3.0 in the second quarter of fiscal
2006 and the release of CALM(TM) Patterns during the year.

Direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix as costs of hardware are typically a higher percentage of revenue than other direct costs. However, we do not intend to sell hardware unless required by customers. Administrative expenses are expected to decrease over the amounts experienced in the prior year as certain non-recurring expenses associated with establishing the Company on the Toronto Stock Exchange and the American Stock Exchange are not expected to be repeated. Sales and market development expenses will remain relatively stable in 2006, but Customer
Support expenses are expected to increase as we increase the number of installations we perform as well as the number of technical support service agreements we have outstanding.

In light of the inherent uncertainties associated with our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future. Based on current plans, it is anticipated that total expenses will remain relatively stable during fiscal
2006. We believe we have sufficient resources to fund operations through fiscal
2006.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common
Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------

A.     DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

The members of our Board of Directors and our senior management, including a brief biography of each are as follows:

Benoit La Salle, CA - Chairman since March 31, 2004

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec. He
holds a Commerce degree from McGill University and a Masters of Business
Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle &
Associes, Chartered Accountants. Mr. La Salle is currently Chairman and Chief
Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Afcan Mining Corporation, Pebercan Inc., Vasogen Inc.,
and ART Advanced Research Technologies Inc.

Diane Cote - Director since March 31, 2004

Diane Cote is our President, Chief Executive Officer and one of our Directors.
Ms. Cote is responsible for developing strategic and operating plans for our future growth and profitability. We have employed Ms. Cote on a full-time basis since October 2001. She had a 17-year career with IBM where she held various positions acquiring information technology, marketing and corporate experience.
As Vice-President for Business Development and a Partner of Innovitech, a
Montreal based management consulting firm for the last 10 years, Ms. Cote has been actively involved in strategic planning and development, with special focus on the positioning of innovative technologies. Ms. Cote is a board member of the
Association of Health Technologies Industry (AITS), of Innovitech and of the
University of Montreal's Faculty of Continuing Education.

Elaine Beaudoin, CA - Director since March 31, 2004

Elaine Beaudoin is a chartered accountant and a member of the Quebec Order of
Chartered Accountants and the Canadian Institute of Chartered Accountants. From
1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a
Quebec-based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions, private and public companies including, the Canam Manac
Group Inc., Hebdo Litho Inc. and Lower Canada College.

Yves Grou, CA

Yves Grou is our full-time Chief Financial Officer and Secretary. Mr. Grou is responsible for all financial matters including budget, revenue projections and management, investor advisory, cost control and procedures, legal compliance, audit, pricing and other related functions. He graduated from McGill University in 1976. Mr. Grou worked at Arthur Young Clarkson Gordon (known as Ernst &
Young) before founding Grou La Salle & Associes, Chartered Accountants. Since
1996, Mr. Grou, in addition to his accountancy position at Grou La Salle &
Associes, held the position of Chief Financial Officer for various private and public technology companies.

Emily Hamilton, MDCM, FRCSC

Emily Hamilton, MDCM, FRCSC, is our Vice-President, Medical Research. She is the
founder of the CALM(TM) technology and responsible for Medical Research, which department is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy. She has been a full-time employee since 1996. Dr. Hamilton is an Associate Professor of Obstetrics and
Gynecology, Faculty of Medicine, McGill University holding over 18 years experience as a practicing obstetrician. During her academic tenure, she has held various appointments, including Director of the Residency Education Program in obstetrics and gynecology, Director of Perinatology, as well as having served on numerous National Task Forces defining Clinical Guidelines for best practices.

Andre Berard - Director since April 17, 2004

Andre Berard spent over four decades with the National Bank of Canada where his career culminated in service as Chief Executive Officer and most recently
Chairman of the Board. Mr. Berard also serves on a number of other boards of public companies, including amongst others, BCE Inc., Saputo Inc., Kruger Inc.
and Noranda Inc. Mr. Berard is a member of the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Berard has received two honorary doctorates from leading Canadian universities, and is an Officer of the Order of
Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean.

Terrance H. Gregg - Director since April 29, 2004

Terrance Gregg recently retired as President of Medtronic MiniMed, a world leader in diabetes management systems. Mr. Gregg was instrumental in Medtronic's
US$3.4 billion acquisition of MiniMed, Inc. in 2001. Mr. Gregg became President and Chief Operating Officer of MiniMed Inc. in 1996. He also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. Mr.
Gregg currently serves as Chairman of the Health Advisory Board of the School of
Policy, Planning and Development at the University of Southern California and as
a member of the board of the Southern California Biomedical Council. Mr. Gregg
serves on the boards of Amylin Pharmaceuticals Inc., Ocular Sciences Inc. and
Specialty Laboratories.

Harry G. Hohn - Director since May 11, 2004

Harry Hohn spent four decades at New York Life Insurance Company having retired as Chairman of the Board and Chief Executive Officer of the company in 1997.
During his tenure, New York Life grew to $120 billion in assets and $25 billion in revenue. Born in New York City, Mr. Hohn holds a Bachelor of Science degree from New York University, a Master of Laws degree from New York University
Graduate School of Law, and a Doctor of Law degree from Fordham University
School of Law, where he was editor of the Fordham Law Review. Mr. Hohn has served, amongst others, as Chairman of the Board of the American Council of Life
Insurance, the Life Insurance Council of New York, the National AIDS Foundation
and The Foundation for Independent Higher Education and the International Center
for the Disabled.

Timothy S. Betts

Timothy S. Betts leads our Product Development team. Mr. Betts is responsible for establishing and leading the department in producing high quality software products that are compliant with medical device regulations. He has been employed by our Company, on a full-time basis, since April 2002.

Holding a Bachelor of Science degree in Computer Science, Mr. Betts is focused on software engineering environments regulated by the United States Food and
Drug Administration. Mr. Betts' prior corporate experience has been in software engineering and development management at IBM, GE-Marquette and Hill-Rom in the
United States where he resides.

BUSINESS MANAGEMENT

Diane Cote - President, Chief Executive Officer and Director - Diane Cote
directs our overall business management (see "Directors and Senior Management"
under this item).

Yves Grou, CA - Chief Financial Officer and Secretary - Yves Grou participates in our financial management and accounting practices (see "Directors and Senior
Management" under this item).

SCIENTIFIC MANAGEMENT

Emily Hamilton, Vice-President Medical Research - Emily Hamilton, MDCM, FRCSC,
is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy (see "Directors and Senior
Management" under this item).

B.     COMPENSATION

No compensation of any kind was paid to our directors and officers during the year ended March 31, 2005, the 5-month period ended March 31, 2004 and the year ended October 31, 2003, except as set out below:

                                                     SUMMARY COMPENSATION TABLE


NAME AND                                                                               SECURITIES UNDER        ALL OTHER
PRINCIPAL POSITION                      YEAR(1)          SALARY          BONUS(2)         OPTION (4)          COMPENSATION
                                                            $               $                 ($)                 ($)
------------------------------------------------------------------------------------------------------------------------------

Diane Cote                               2005             192,500          NIL            210,982                NIL
   President and                         2004              75,000          NIL                NIL                NIL
   Chief Executive Officer               2003             180,000         69,750           51,350                NIL
------------------------------------------------------------------------------------------------------------------------------
Yves Grou                                2005             184,167(3)       NIL            200,000                NIL
   Chief Financial Officer               2004              75,000(3)       NIL                NIL                NIL
                                         2003             180,000(3)      41,850              NIL                NIL
------------------------------------------------------------------------------------------------------------------------------
Timothy S. Betts                         2005             189,625          NIL             19,964                NIL
   Product Development Lead              2004              75,000          NIL                NIL                NIL
                                         2003             180,000         42,525            5,000                NIL
------------------------------------------------------------------------------------------------------------------------------
Emily Hamilton                           2005             156,250          NIL             66,188                NIL
   Vice-President,                       2004              62,500          NIL                NIL                NIL
   Medical Research                      2003             150,000         33,750           30,044                NIL
------------------------------------------------------------------------------------------------------------------------------


(1)  The compensation shown for 2004 covers the period from November 1, 2003 to
     March 31, 2004.
(2)  The bonuses were declared under the bonus plan approved for the year
     2002-2003. The bonuses were paid in Class B non-voting shares of LMS, after giving effect to the capital transaction which amounted to 14,950 shares for Diane Cote, 4,650 shares for Yves Grou, 8,987 shares for Timothy Betts and 9,420 shares for Emily Hamilton. For a description of the capital transaction, see "Item 4 - History and Development of our Company -
     Acquisition of LMS".
(3)  This amount represents consulting fees paid to BridgeCapital International
     Inc. which is a related party.
(4)  Options exercisable at price ranging from $3.69 to $4.62.

Diane Cote

Diane Cote, our President and Chief Executive Officer, is employed pursuant to a written employment contract entered into as of October 9, 2001. The contract provides for a base compensation of $180,000 (currently $210,000) and a performance bonus payable upon the achievement of corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions. In the event that her employment is terminated as a direct consequence of a change of control, Ms.
Cote is entitled to receive a 24-month indemnity based on the remuneration package and bonus for the previous year.

Yves Grou

Yves Grou, our Chief Financial Officer, is compensated through management fees paid to BridgeCapital International Inc. We paid management fees to
BridgeCapital International Inc. of $184,167 for the year ended March 31, 2005,
$75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Benoit La Salle, a member of our Board of Directors, is also a director of Bridge Capital International Inc.

Emily Hamilton

Emily Hamilton, our Vice-President, Medical Research, is employed pursuant to a written employment contract entered into on September 9, 1996. The contract provides for a base compensation of $115,000 (currently $165,000) and a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Timothy S. Betts

Timothy Betts, our Product Development Lead, is employed pursuant to a written employment contract entered into on March 1, 2002. The contract provides for a base compensation of US$135,000 (currently US$160,000) and a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of an amount equal to 75% of Mr.
Betts' yearly basic salary (less certain amounts) if Mr. Betts resigns as a result of (i) a change-in-control of our Company, (ii) our Company's development department is outsourced and an equivalent position cannot be offered to Mr.
Betts, or (iii) certain other officers of our Company resign and we either change our business plan or delay development of our products or marketing plans. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

In addition, each of the persons set out above is entitled to participate in our bonus plan and stock option plan. Our bonus plan is described under "C. Board
Practice - Report on Executive Compensation - Annual Bonus" and our stock option plan is described under "C. Board Practice - Report on Executive Compensation -
Stock Options" and "B. Compensation - 2004 Stock Option Plan".

We do not provide any cash compensation for our directors who are also officers for their services as directors but our directors are entitled to participate in our stock option plan.

Each of our directors, other than Diane Cote, was granted options to purchase
25,000 of our Common Shares at a price of $4.00 per share with an expiry date of
September 30, 2009.

No pension, retirement fund and other similar benefits have been set aside for our officers and directors.

2004 STOCK OPTION PLAN

At our last annual meeting of shareholders of LMS Medical Systems Inc. held on
September 15, 2004, our shareholders confirmed the establishment of our 2004
Stock Option Plan. The objectives of our compensation policies and programs are to recruit and retain directors and employees of a high calibre by offering compensation that is competitive with that offered for comparable positions in other healthcare technology companies across North America, and to align directors and employees' interests with the long-term interest of our shareholders and our intermediate and long-term objectives. The 2004 Stock
Option Plan is an integral part of achieving these objectives as it provides our directors and employees and our subsidiaries, as well as other persons who provide ongoing consulting services to us and to our subsidiaries, with the opportunity to participate in our growth and development.

Our 2004 Stock Option Plan was first approved by our Board of Directors on March
31, 2004.

We currently have granted options under the 2004 Stock Option Plan to purchase a maximum of 925,465 of our Common Shares, representing 5.6% of the number of our
Common Shares issued and outstanding. We have reserved for issuance under our
2004 Stock Option Plan a maximum of 2,149,942 of our Common Shares (925,465 of which have been granted as described above), representing approximately 13.0% of the number of our Common Shares currently issued and outstanding. The 2,149,942 options that may be granted under our 2004 Stock Option Plan will not be granted immediately, but rather are anticipated to be granted over the next several years to achieve the objectives of our compensation programs as described above and to meet our needs as we grow.

Pursuant to the terms of our 2004 Stock Option Plan, our Board of Directors is
authorized to grant to our directors, officers and employees and our subsidiaries, as well as to other persons who provide ongoing management or consulting services to us or to our subsidiaries, options to acquire our Common
Shares at such prices as may be fixed at the time of grant, provided however, that the option exercise price shall not be less than the closing sale price of our Common Shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price on such date, then the exercise price shall not be less than the simple average of the closing bid and ask prices for the Common Shares on the Toronto Stock Exchange on such date.
Options granted under our 2004 Stock Option Plan shall be non-assignable and non-transferable, and shall have a maximum term of 10 years.

DEFERRED SHARE UNIT PLAN

LMS has a Deferred Share Unit plan that provides for the payment of director's quarterly fixed compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share.
The number of deferred share units to be granted under the plan is determined by the closing market price of the common shares on the Toronto Stock Exchange for the five business days ending on the last business day of each fiscal quarter.
14,624 deferred share units have been conditionally granted under the plan, subject to shareholder approval, having a fair value at the grant date of
$56,625.

C.     BOARD PRACTICES

Each of our directors will hold office until the next annual meeting of our shareholders in 2005 or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by death or other cause. None of our directors has a service contract with the Company providing benefits upon termination of their employment as a director.

CHARTER

The text of our Audit Committee is attached as Exhibit 10a to this Form 20F.

COMPOSITION OF THE AUDIT COMMITTEE

Our Audit Committee is comprised of Elaine Beaudoin, Andre Berard and Benoit La
Salle.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

Elaine Beaudoin, CA

Elaine Beaudoin is a chartered accountant and a member of the Quebec Order of
Chartered Accountants and the Canadian Institute of Chartered Accountants. From
1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a
Quebec based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions and private and public companies, including the Canam
Manac Group Inc., Hebdo Litho Inc. and Lower Canada College.

Andre Berard

Andre Berard spent over four decades with the National Bank of Canada where his career culminated in service as Chief Executive Officer and most recently
Chairman of the Board. Mr. Berard also serves on a number of other boards of public companies, including amongst others, BCE Inc., Saputo Inc., Kruger Inc., and Noranda Inc. Mr. Berard is a member of the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Berard has received two honorary doctorates from leading Canadian universities, and is an Officer of the Order of
Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean.

Benoit La Salle, CA

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec. He
holds a Commerce degree from McGill University and a Masters of Business
Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle &
Associes, Chartered Accountants. Mr. La Salle is currently Chairman and Chief
Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Afcan Mining Corporation, Pebercan Inc., Vasogen Inc.,
and ART Advanced Research Technologies Inc.

COMPOSITION OF THE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

Our Governance, Compensation and Nominating Committee is comprised of Terrance
H. Gregg, Harry G. Hohn and Benoit La Salle.

REPORT ON EXECUTIVE COMPENSATION

Our Governance, Compensation and Nominating Committee is charged with the responsibility of reviewing our compensation policies and practices, the compensation of officers (including our chief executive officer) and succession planning. As appropriate, recommendations regarding these issues are made to our
Board of Directors.

The objectives of our compensation policies and programs for executive officers are to:

(a)  motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)  recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other medical technology companies; and

(c)  align the interests of the executive officers with the long-term interests of our shareholders and our intermediate and long-term objectives.

Our Governance, Compensation and Nominating Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other
Canadian healthcare technology companies at a similar stage of development.
Independent surveys are also used to provide compensation data for comparable knowledge, skills and expertise. Our compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus and other customary employment benefits. The relative emphasis of the two main components of the annual compensation of executives is approximately 75% base salary and 25% annual bonus. Total compensation of our executive officers is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, our Governance,
Compensation and Nominating Committee considers the executive's experience and position. Our Governance, Compensation and Nominating Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of our chief executive officer or, in the case of our chief executive officer, the recommendation of the chairman of our
Governance, Compensation and Nominating Committee.

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership and the development of individuals responsible to the applicable officer. Our chief executive officer's annual bonus is to be weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 66 2/3% on the achievement of corporate objectives and 33 1/3% on the achievement of individual objectives. Our corporate objectives for fiscal 2005 primarily focused on performance associated with the advancement of our clinical development programs, with other performance objectives being related to the development of our product pipeline and our intellectual property portfolio, our ability to operate within budget and certain other corporate priorities. The maximum bonus payable

as a percentage of base salary to the Chief Executive Officer and to the other executive officers is 40%, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, our Governance, Compensation and
Nominating Committee considers the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives and from time to time by our Governance, Compensation and Nominating
Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

D.       EMPLOYEES

In addition to the individuals disclosed in "A. Directors and Senior Management"
of this item, we have a staff of 27 research scientists, technicians and staff dedicated solely to our research and development and commercialization activities as well as a staff of 18 dedicated to our marketing, distribution and customer support efforts.

    FISCAL YEAR ENDED                CANADA        UNITED STATES        TOTAL
 ---------------------------- --------------- ------------------- -------------
 March 31, 2005                     43                9                52
 ---------------------------- --------------- ------------------- -------------
 March 31, 2004                     33                7                40
 ---------------------------- --------------- ------------------- -------------
 October 31, 2003                   32                6                38
 ---------------------------- --------------- ------------------- -------------
 October 31, 2002                   29                7                36
 ---------------------------- --------------- ------------------- -------------
 October 31, 2001                   27                3                30
 ---------------------------- --------------- ------------------- -------------

E.     SHARE OWNERSHIP

With respect to the persons referred to above in "B. Compensation" of this item, the following table discloses the number of Common Shares (each share possessing identical voting rights) held and the percentage of Common Shares outstanding held by those persons at May 31, 2005.


           NAME                         TITLE               NO. OF SHARES     PERCENT OF SHARES OUTSTANDING
--------------------------- ------------------------------ ----------------- ---------------------------------

Benoit La Salle(1)          Chairman of the Board              235,749                       1.4%
--------------------------- ------------------------------ ----------------- ---------------------------------
Diane Cote                  President and Chief Executive       40,474               less than 1%
                            Officer and Director
--------------------------- ------------------------------ ----------------- ---------------------------------
Yves Grou(1)(2)             Chief Financial Officer            253,338                       1.5%
                            and Secretary
--------------------------- ------------------------------ ----------------- ---------------------------------
Emily Hamilton              Vice-President, Medical            305,434                       1.9%
                            Research
--------------------------- ------------------------------ ----------------- ---------------------------------
Timothy S. Betts            Product Development                 24,330               less than 1%
                            Lead
--------------------------- ------------------------------ ----------------- ---------------------------------
Harry G. Hohn               Director                            95,000               less than 1%
--------------------------- ------------------------------ ----------------- ---------------------------------
Terrance H. Gregg(3)        Director                            99,216               less than 1%
--------------------------- ------------------------------ ----------------- ---------------------------------
Andre Berard                Director                            20,000               less than 1%
--------------------------- ------------------------------ ----------------- ---------------------------------
Elaine Beaudoin             Director                             7,100               less than 1%
--------------------------- ------------------------------ ----------------- ---------------------------------


(1)  Mr. LaSalle and Mr. Grou own together 235,749 Common Shares, held through
     PGL Capital Inc. in which they jointly have a 100% controlling interest and through BridgeCapital International Inc. in which they jointly have an 80%
     controlling interest.
(2)  Mr. Grou owns 17,589 Common Shares directly.
(3)  Held by Gregg Family Trust.

INCENTIVE STOCK OPTIONS

The following table discloses the stock options beneficially held by the aforementioned persons, at March 31, 2005. The stock options are for the purchase of our Common Shares.



NAME OF PERSON                  NUMBER OF SHARES SUBJECT      EXERCISE PRICE PER SHARE            EXPIRY DATE
                                       TO ISSUANCE                       ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------

Elaine Beaudoin                             5,415                       4.62                    January 31, 2007
                                           25,000                       4.00                  September 30, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Andre Berard                               25,000                       4.00                  September 30, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Timothy Betts                              13,536                       4.62                       March 1, 2007
                                           19,964                       4.28                  September 15, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Diane Cote
                                            2,030                       3.69                   February 16, 2006
                                          135,364                       4.62                     October 9, 2006
                                          210,982                       4.28                  September 15, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Terrance H. Gregg                          25,000                       4.00                  September 30, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Emily Hamilton
                                            3,909                       3.69                   February 16, 2006
                                           66,328                       4.62                    January 31, 2007
                                           66,188                       4.28                  September 15, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Harry G. Hohn                              25,000                       4.00                  September 30, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Benoit La Salle                             8,122                       4.62                    January 31, 2007
                                           25,000                       4.00                  September 30, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------
Yves Grou                                 200,000                       4.28                  September 15, 2009
------------------------------- ---------------------------- ---------------------------- ----------------------------


We have established the 2004 Stock Option Plan, which was confirmed by our shareholders at a meeting of our shareholders held on September 15, 2004, for our directors, key officers, employees and consultants.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

A.     MAJOR SHAREHOLDERS

As of May 31, 2005 and based on public filings, the following table sets forth the ownership of our Common Shares, warrants to purchase our Common Shares and options to purchase our Common Shares by each person known by us to own more than 5% of our issued and outstanding Common Shares:



                                     NO. OF           SHARES              NO. OF          NO. OF            SHARES
NAME                                 SHARES         OUTSTANDING          WARRANTS         OPTIONS          OUTSTANDING

Business Development                1,674,685            10.15%                -          812 (1)            10.15%
Bank of Canada


(1)    Options have an exercise price of $3.69 and expiry dates of
       February 16, 2006.

As at May 31, 2005, there were 26 shareholders of record in the United States holding a total of 2,623,207 of our Common Shares representing 15.9% of our issued and outstanding Common Shares.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As at May 31, 2005, the total number of our issued and outstanding Common Shares beneficially owned by our directors and officers as a group was 844,892 (or 5.1%
of our Common Shares).

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control.

B.     RELATED PARTY TRANSACTIONS

Other than as set out below and in Note 12 to the audited consolidated financial statements of LMS, our management is not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect us or our subsidiaries.

LMS was acquired by our Company by way of a capital transaction. Pursuant to the terms of the transaction, we acquired 99.98% of the issued and outstanding shares of LMS in exchange, after giving effect to the 20 for 1 share consolidation, for 10,897,434 of our Common Shares, at a deemed price for regulatory purposes of $4.00 per share for aggregate consideration of
$43,589,736. Pursuant to the terms and conditions of an agreement dated October
7, 2004, we have acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary. In addition, we acquired all of the issued and outstanding warrants and options of LMS in exchange for warrants and options to purchase our Common Shares. The transaction was negotiated entirely at arm's length. As a result of the share exchange, control of our Company passed to the former shareholders of LMS. Under this capital transaction, we are considered to be a continuation of the operations formerly carried on by LMS.

We enter into transactions in the normal course of business with BridgeCapital
International Inc. LMS paid management fees to BridgeCapital International Inc., in consideration for BridgeCapital International Inc. making the services of
Yves Grou available to LMS in his capacity as its Chief Financial Officer, amounting to $184,167 for the year ended March 31, 2005, $75,000 for the five-month period ended March 31, 2004 and $180,000, for the year ended October
31, 2003. Benoit La Salle, a member of our Board of Directors, is also a director of BridgeCapital International Inc. Yves Grou is a shareholder of
BridgeCapital International Inc.

C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION
------------------------------

A.     CONSOLIDATED STATEMENTS OR OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

       o    Exhibit "A" contains the consolidated financial statements of LMS
            Medical Systems Inc. ("LMS"), the accounting acquirer, as at March
            31, 2005 and 2004, and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and for the-years ended
            October 31, 2003 and 2002;

LEGAL PROCEEDINGS

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. There are no legal proceedings to which we are a party, nor to the best of the knowledge of our management are any such legal proceedings contemplated.

DIVIDEND POLICY

We have not paid dividends in the past and we have no present intention of paying dividends on our shares as we anticipate that all available funds will be invested to finance the growth of our business. Our directors will determine if and when dividends should be declared and paid in the future based upon our financial position at the relevant time. All of our Common Shares are entitled to an equal share of any dividends declared and paid.

B.     SIGNIFICANT CHANGES

Since March 31, 2005, the date of our most recent annual audited consolidated financial statements, no significant changes have occurred.

ITEM 9 - THE OFFERING AND LISTING

A.     OFFER AND LISTING DETAILS

Our Common Shares are listed on the Toronto Stock Exchange and the American
Stock Exchange. Prior to April 22, 2004, our Common Shares were listed on the
TSX Venture Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading for our Common Shares on the TSX Venture Exchange prior to April 21, 2004 and on the
Toronto Stock Exchange after April 22, 2004 in Canadian dollars and on the
American Stock Exchange since our shares started trading on the American Stock
Exchange in February 2005, in US dollars. The last reported sale price of our
Common Shares on May 31, 2005 on the Toronto Stock Exchange was $3.00.



               TSX VENTURE EXCHANGE/TORONTO STOCK          AMERICAN STOCK EXCHANGE(5)
                           EXCHANGE(3)
YEAR              HIGH        LOW       VOLUME(4)         HIGH        LOW      VOLUME(4)

Fiscal            0.30        0.29       196,670          N/A         N/A         N/A
2004(1)(2)

Fiscal 2005       6.75        3.50      3,609,950         3.55       3.00       174,800





               TSX VENTURE EXCHANGE/TORONTO STOCK            AMERICAN STOCK EXCHANGE
                           EXCHANGE(3)
QUARTER           HIGH        LOW       VOLUME(4)         HIGH        LOW      VOLUME(4)

Q4 2004           0.30        0.29     196,670            N/A         N/A         N/A
Q1 2005           6.75        4.00     1,184,650          N/A         N/A         N/A
Q2 2005           5.00        3.53     1,282,200          N/A         N/A         N/A
Q3 2005           4.90        3.80     679,600            N/A         N/A         N/A
Q4 2005           4.37        3.50     463,500            3.55       3.00       174,800




               TSX VENTURE EXCHANGE/TORONTO STOCK            AMERICAN STOCK EXCHANGE
                           EXCHANGE(3)
                  HIGH        LOW       VOLUME(4)         HIGH        LOW      VOLUME(4)

       Dec-04     4.38        3.80       169,200          N/A         N/A         N/A
       Jan-05     4.34        3.50       285,100          N/A         N/A         N/A
       Feb-05     4.37        4.10       90,800           3.55       3.39       100,800
       Mar-05     4.23        3.66       87,600           3.50       3.00        74,000
       Apr-05     3.95        3.70       116,100          3.18       2.95        98,300
       May-05     3.82        2.94       345,600          3.00       2.15        70,400


(1)    Commenced trading on February 26, 2004.
(2)    Prior to the consolidation of our Common Shares on a 20 to 1 basis on
       March 31, 2004.
(3)    Prior to April 22, 2004, our Common Shares were listed on the TSX Venture
       Exchange.
(4)    Aggregate trading volume of our Common Shares for each month presented.
(5)    Commenced trading on February 15, 2005.

B.     MARKETS

Our Common Shares are listed on the Toronto Stock Exchange and the American
Stock Exchange. Prior to April 22, 2004, our Common Shares were listed on the
TSX Venture Exchange. We completed our initial public offering (as a Capital
Pool Company) by way of a prospectus dated January 7, 2004. Our Common Shares were listed on the TSX Venture Exchange on February 16, 2004, the date that we announced our intention to acquire all of the issued and outstanding securities of LMS. Our common shares were listed on the American Stock Exchange on February
15, 2005.

ITEM 10 - ADDITIONAL INFORMATION
--------------------------------

A.     SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares without par value. At March 31, 2005, 16,503,177 of our Common Shares were issued and outstanding as fully paid and non-assessable. Our Common Shares are listed for trading on the Toronto Stock Exchange under the symbol "LMZ.TO" and on the
American Stock Exchange under the symbol "LMZ". The holders of our Common Shares are entitled to dividends, if, as and when declared by our Board of Directors, to one vote per share at meetings of our shareholders and upon liquidation, to receive such assets as are distributable to the holders of our Common Shares.

FINANCING ACTIVITIES

On August 8, 2003, Trophy Capital Inc. issued 66,666 Common Shares to seed investors at a price of $1.50 per share for total proceeds of $100,000.

On January 28, 2004, Trophy Capital Inc. completed its initial public offering selling 333,333 Common Shares for gross proceeds of $1,000,000.

On March 31, 2004, after giving effect to a 20 for 1 share consolidation, the total number of shares amounted to 399,999 Common Shares.

On March 31, 2004, 6,345 Common Shares were issued to a consultant in payment of fees.

On April 1, 2004, we completed our acquisition of LMS by acquiring 99.98% of the issued and outstanding common shares of LMS and all of the issued and outstanding warrants and options of LMS on April 1, 2004 in exchange for the issuance, after giving effect to a 20 for 1 share consolidation, of 10,897,434
Common Shares at a deemed price of $4.00 per share for aggregate consideration of $43,589,736. Pursuant to the terms and conditions of an agreement dated
October 7, 2004, we have acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own in exchange for 10,830 Common Shares and
20,000 warrants. LMS is now our wholly-owned subsidiary.

On April 8, 2004, A private placement of 3,000,000 Common Shares at $4.00 for total gross proceeds of $12,000,000 was completed.

During 2005, stock options were exercised for 49,238 Common Shares for cash consideration of $154,095 and 2,150,161 warrants were exercised for gross proceeds of $6,947,820.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following tables disclose the stock options, share purchase warrants and other rights outstanding to purchase our Common Shares as at March 31, 2005.

At March 31, 2005, 1,386,499 stock options to purchase our Common Shares were outstanding. The following table discloses the stock options to purchase our
Common Shares held by our directors and officers, employees and others as at
March 31, 2005.



                                                  AGGREGATE NUMBER OF
           CLASS OF SECURITYHOLDER                      OPTIONS                    RANGE OF EXPIRY DATES

Directors and Officers
     Options exercisable at $3.69                             7,157      February 16, 2006
     Options exercisable at $4.00                          125,000       September 30, 2009
     Options exercisable at $4.28                           477,170      September 15,  2009
     Options exercisable at $4.62                           215,229      October 9, 2006 to January 31, 2007
All Other Employees (who are not Officers)
     Options exercisable at $3.69                            29,943      February 16, 2006 to January 31, 2007
     Options exercisable at $4.28                            50,007      September 15, 2009
     Options exercisable at $4.62                            95,661      January 28, 2007 to January 31, 2007
All Others
     Options exercisable at $3.00                            26,666      January 1, 2006
     Options exercisable at $3.69                            22,756      February 16, 2006 to September 27, 2011




     Options exercisable at $4.28                           258,288      February 1, 2009 to September 15, 2009
     Options exercisable at $4.30                            15,000      May 3, 2006
     Options exercisable at $4.62                            63,622      January 31, 2007 to September 27, 2011


At March 31, 2005, 1,117,177 of warrants to purchase our Common Shares were outstanding. The following table discloses the warrants to purchase our Common
Shares that are outstanding as at March 31, 2005.


                                                     AGGREGATE NUMBER OF
              CLASS OF SECURITYHOLDER                      WARRANTS                RANGE OF EXPIRY DATES

     Directors and Officers
     Warrants exercisable at $3.23                           40,000(1)      January 18, 2008
     All Others
     Warrants exercisable at $3.23                           985,646        April 11, 2005 to March 30, 2009
     Warrants exercisable at $3.32                            71,531        March 1, 2006
     Warrants exercisable at $4.85                            20,000        September 30, 2009


(1)  Mr. LaSalle and Mr. Grou own together 40,000 warrants, held through through
     BridgeCapital International Inc. in which they jointly have an 80%
     controlling interest. BridgeCapital International Inc. acquired its warrants in connection with a prior financing in which it took part.

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

1.     Our objects and Purposes

Our Memorandum places no restrictions upon our objects and purposes.

2.     Directors

Under applicable Canadian law, our directors and officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to our best interests. Our directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.1 of our By-Law No. 1 provides that no director or officer shall be disqualified by reason of being a director or officer of our Company from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest in or with respect to our Company or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with our Company or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to us or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement except, in all cases, as otherwise provided in the Canada Business Corporations Act. The Canada Business
Corporations Act provides that, in exercising their powers and discharging their duties, every director of a corporation shall (i) act honestly and in good faith with a view to the best interests of the corporation, and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Under the Canada Business Corporations Act, a director or an officer must disclose to the corporation the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer, (i)
is a party to the contract or transaction, (ii) is a director or an officer, or an individual acting

in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction. Subject to limited exceptions, a director required to make disclosure under the Canada Business
Corporation Act must not vote on any resolution to approve the contract or transaction. We have adopted a Code of Conduct for our Board of Directors and the members thereof that sets out their legal obligations and ensures that they meet the standard of care imposed under the Canada Business Corporations Act.
Our Code of Conduct provides that our Board of Directors shall act in the best interests of all of our shareholders and shall also take into consideration the best interests of other stakeholders. Our Code of Conduct also provides that our directors shall strive to avoid any conflict of interest in their capacity as directors and that should a conflict arise, our directors shall disclose to the
Company, on a timely basis, any such conflict, whether resulting from business dealings with the Company, in connection with contractual relations entered into by the Company, or otherwise.

Section 2.4 of our By-Law Number 1 states that if there are 1 or 2 directors, all our directors constitute a quorum at a meeting of our Board of Directors. If there are 3, 4 or 5 directors, a majority of our directors constitute a quorum at a meeting of our Board of Directors. Otherwise, such a quorum consists of the next whole number not less than 2/5ths of the number of board members. The
"number of board members" is either:

       (a)      if a fixed number of directors is provided for in our
                articles, that number, or

       (b)      if a minimum and maximum number of directors is provided for in our articles, the total number of directors most recently elected by our shareholders, whether at the last annual
                meeting or otherwise, plus, if applicable, the number of
                additional directors appointed by our board following such election in accordance with any right provided in our articles which allows such an appointment or appointments and until such an election has been held, our number of board members is our number of directors named in the notice of directors filed with our articles.

Our Board of Directors shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Canada
Business Corporations Act are present. Under the Canada Business Corporations
Act at least twenty-five percent of our directors must be resident Canadians, and our directors must not transact business unless at least twenty-five percent of the directors present at a meeting are resident Canadians. Four of our six directors are resident Canadians.

There are no provisions in our By-Law Number 1 (a) imposing a requirement for retirement or non-retirement of directors under an age limit requirement, (b)
relating to the borrowing powers exercisable by our Board of Directors, (c)
requiring that a director need be a shareholder to be qualified as a director or
(d) affecting the directors' power in the absence of an independent quorum to vote compensation for themselves or any member of their body.

3.     Shares

Our Articles provide that we are authorized to issue an unlimited number of shares designated as Common Shares. Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of Common Shares is entitled to receive notice of, to attend and to vote at all meetings of our shareholders.
Members of our Board of Directors are re-elected annually and hold office until the next annual meeting of our shareholders or until a successor is duly elected unless prior thereto the director resigns or the director's office becomes vacant by death or other cause. Our directors do not stand for re-election at staggered intervals. There is no provision in our Articles for cumulative voting of our Common Shares. Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common Shares are also entitled to receive dividends if, as and when declared by our directors and are entitled to share equally in our remaining property upon our liquidation, dissolution or winding-up.

Under the Canada Business Corporations Act we are required to obtain the approval of a majority of not less than two-thirds of the votes cast by shareholders present at the meeting in order to change the rights of holders of our Common Shares.

4.     Rights of Shareholders

Under the Canada Business Corporations Act, our shareholders are entitled to examine, during our usual business hours, our articles and by-laws, notices of directors and change of directors, any unanimous shareholder agreements, the minutes of meetings and resolutions of shareholders and the list of shareholders.

Our shareholders may obtain a list of shareholders upon payment of a reasonable fee and sending an affidavit to us or our transfer agent stating, among other things, that the list of shareholders will not be used by any person except in connection with an effort to influence the voting of our shareholders, an offer to acquire our shares or any other matter relating to our affairs.

Under the Canada Business Corporations Act, our shareholders may apply to a court having jurisdiction to direct an investigation to be made of our Company.
If it appears to the court that our formation, business or affairs were conducted for fraudulent or unlawful purposes, or that the powers of our directors were exercised in a manner that is oppressive or unfairly disregards the interests of the shareholders, the court may order an investigation to be made of our Company.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of not less than two thirds of the votes cast.

We are organized under the laws of Canada. Some of our directors, officers, and affiliates, as well as the experts named in this Form 20F, are residents of
Canada and, to the best of our knowledge, all or a substantial portion of such person's assets and all of our assets are located outside of the United States.
As a result, it may be difficult for our shareholders in the United States to effect service of process on us or these persons above within the United States, or to realize in the United States upon judgments rendered against our Company or such persons. Additionally, our shareholders should not assume that the courts of Canada (i) would enforce judgments of United States courts obtained in actions against our Company or such persons predicated upon the civil liability provisions of the United States federal securities laws or other laws of the
United States, or (ii) would enforce, in original actions, liabilities against our Company or such persons predicated upon the United States federal securities laws or other laws of the United States.

Laws in the United States and judgments of United States courts would generally be enforced by a court of Canada unless such laws or judgments are contrary to public policy in Canada, or are or arise from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and are not in compliance with applicable laws in Canada regarding the limitation of actions. Further, a judgment obtained in a United States court would generally be recognized by a court of Canada, except under the following examples:

       (i)   the judgment was rendered in a United States court that had no jurisdiction according to applicable laws in Canada;

       (ii)  the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

       (iii) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; and

       (iv)  a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a court of Canada or has been decided in a third country and the judgment meets the necessary conditions for recognition in a court of Canada.

5.     Meetings

Subject to the provisions of the Canada Business Corporations Act, the annual general meeting of our shareholders shall be on such date in each year as our
Board of Directors may determine, and a special meeting of our shareholders may be convened by our Board of Directors on their own motion or on the requisition of shareholders as provided for in the Canada Business Corporations Act. Notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 60 days before the date of the meeting to each director, shareholder and our auditor. A meeting of shareholders may be held without notice at any time and at any place provided a waiver of notice is obtained in accordance with section 136 of the Canada Business Corporations Act.
Section 3.6 of our By-Law Number 1 provides that the only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the President, if any, as well as others permitted by the chair of the meeting.

By-Law Number 2 sets the quorum requirement at two or more shareholders present in person or by proxy and authorized to cast an aggregate of not less than 2% of the total number of votes attaching to all shares carrying the right to vote at that meeting. Our By-Law Number 2 was approved and confirmed by our shareholders at our Annual and Special Meeting of Shareholders held on September 15, 2004.
The standard quorum requirement for issuers listed on the American Stock
Exchange is not less than 331/3% of shares issued by the issuer. The American
Stock Exchange has granted us an exemption from its quorum requirement.

6.     Ownership of Securities

There are no limitations on the right to own our securities, imposed by foreign law or by our By-Law Number 1 or other of our constituent documents.

7.     Change in Control

No provision of our articles of association, charter or By-Laws would have the effect of delaying, deferring, or preventing a change in control, and operate only with respect to a merger, acquisition or corporate restructuring of our
Company or any of our subsidiaries.

8.     Ownership Threshold

The Securities Act (Ontario) provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an
"insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the change takes place.

The United States rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the United States Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.
This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.     MATERIAL CONTRACTS

The following are our material contracts to which we or any member of the group is a party, for the two years immediately preceding publication of this Form
20F.

       1.   2004 Stock Option Plan;

       2.   Form 6A Seed Share Resale Restrictions Pooling Agreement among
            National Bank Trust Inc., LMS Medical Systems Inc. and certain shareholders dated April 1, 2004 and effectively terminated on
            August 1, 2004;

       3.   Form 5D Value Security Escrow Agreement among National Bank Trust
            Inc., LMS Medical Systems Inc. and certain shareholders dated April
            1, 2004;

       4.   Undertaking from certain shareholders to LMS Medical Systems Inc.
            dated as of the 1st day of April, 2004; and

       5.   Employment Agreement for each of the following individuals:

            (a)    Diane Cote dated October 9, 2001; and

            (b)    Dr. Emily Hamilton dated September 9, 1996;

       6.   Value Added Marketing Agreement with McKesson effective August 16,
            2004.

       7.   Business Referral Agreement with Aon Risk services Inc. effective
            April 19, 2005.

       8.   VAR Master Agreement with Objectivity Inc. entered into in June 2000 and renewed in June 2005.

Summary

The following is a summary of our material contracts other than those summarized elsewhere in this Form 20F. In connection with the capital transaction in substance and pursuant to the policies of the TSX Venture Exchange we entered into three separate escrow arrangements with certain of our shareholders.

1.     We entered into a TSX Venture Exchange Form 5D Value Security Escrow
       Agreement with National Bank Trust Inc. and with certain of our shareholders on April 1, 2004. Pursuant to the policies of the TSX
       Venture Exchange all securities that were held by our directors, senior management and holders of 10% of our voting shares upon the final acceptance by the TSX Venture Exchange of the reverse takeover transaction were required to be escrowed under the Form 5D Value Security
       Escrow Agreement. The Form 5D Value Security Escrow Agreement provides that our shareholders whose Common Shares and warrants are held in escrow may not sell, transfer, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrowed Common Shares or warrants. The Form 5D Value Security Escrow Agreement remains effective until all of our Common Shares and warrants have been released from escrow pursuant to the terms thereof, regardless of the exchange on which our Common Shares are listed.

       Pursuant to the terms and conditions of the Form 5D Value Security
       Escrow Agreement and with the approval of the TSX, a total of 297,121
       Common Shares and all of the warrants have been released from escrow and are now free trading. Under the terms and conditions of the Form
       5D Value Security Escrow Agreement, National Bank Trust Inc. currently holds an aggregate of 148,559 of our Common Shares in escrow. The
       Common Shares will be released on October 14, 2005. The following table discloses our directors, senior management and major shareholders who hold Common Shares and warrants that are subject to the Form 5D Value Security Escrow Agreement:



         NAME                         POSITION WITH OUR COMPANY                  COMMON SHARES HELD IN ESCROW
         ---------------------------- ------------------------------------ -----------------------------------------

         Diane Cote                   President and Chief Executive        10,118
                                      Officer and Director

         ---------------------------- ------------------------------------ -----------------------------------------

         Emily Hamilton               Vice-President, Medical Research     76,358

         ---------------------------- ------------------------------------ -----------------------------------------
         Mr. Yves Grou                Chief Financial Officer              3,147

         ---------------------------- ------------------------------------ -----------------------------------------
         PGL Capital Inc.             Benoit La Salle and Yves Grou        17,597
                                      jointly have a 100% controlling
                                      interest in PGL Capital Inc.

         ---------------------------- ------------------------------------ -----------------------------------------
         BridgeCapital                Benoit La Salle and Yves Grou        41,339
         International Inc.           jointly have an 80% controlling
                                      interest in BridgeCapital
                                      International Inc.
         ---------------------------- ------------------------------------ -----------------------------------------


2.     We entered into a TSX Venture Exchange Form 6A Seed Share Resale
       Restrictions Pooling Agreement with National Bank Trust Inc. and certain of our shareholders on April 1, 2004. The Common Shares held in escrow under the Form 6A Seed Share Resale Restrictions Pooling Agreement were released in five equal tranches of 20% on April 1, 2004, May 1, 2004,
       June 1, 2004, July 1, 2004 and August 1, 2004. As of August 1, 2004, all
       of our Common Shares held in escrow under the Form 6A Seed Share Resale
       Restrictions Pooling Agreement were released

       from escrow by National Bank Trust Inc. The Form 6A Seed Share Resale
       Restriction Pooling Agreement was effectively terminated on August 1,
       2004.

3.     On April 1, 2004, five of our shareholders, Finloc Capital Inc., Fonds de solidarite des travailleurs du Quebec (FSTQ), Placements Lux Ltd.,
       Business Development Bank of Canada and Innovatech Grand Montreal
       voluntarily undertook to escrow their Common Shares and warrants. The voluntary undertaking was sought and obtained to maintain an orderly market for our Common Shares following the completion of the reverse takeover transaction. The shareholders that entered into the voluntary undertaking agreed not to (i) sell their Common Shares or warrants until those Common Shares or warrants were released from the undertaking, and
       (ii) engage in any short selling activities of any kind with respect to any Common Shares on or prior to April 1, 2007. There are currently
       4,110,498 Common Shares and 1,324,382 warrants held in the escrow pursuant to the voluntary undertaking. 1,027,624 Common Shares and
       331,095 warrants were released on April 1, 2005. The remaining Common
       Shares and warrants held pursuant to the voluntary undertaking will be released in two tranches, (i) 1,541,437 Common Shares and 496,643 warrants on April 1, 2006, and (ii) 1,541,437 Common Shares and 496,643
       warrants on April 1, 2007.

4.     We entered into a value added marketing agreement with McKesson, effective August 16, 2004, pursuant to which we granted to McKesson a license to private brand and integrate CALM(TM) SURVEILLANCE, CALM(TM)
       CURVE, CALM(TM) ARCHIVE, CALM(TM) PROFILE under a McKesson private label for customers requesting a labor and delivery solution and to market and distribute the product together with other McKesson products and services to current and prospective McKesson customers.

5.     We entered into a business referral agreement with Aon Risk Services
       Inc., a subsidiary of Aon Corporation, on April 19, 2005, pursuant to which Aon may suggest or recommend to its clients that they consider LMS decision support tools in order to improve their clients' clinical profile and their ability to obtain insurance coverage.

6.     In June 2000, we entered into a 3-year royalty-bearing license agreement for the use of the Objectivity Data Base runtime program, which allows us to incorporate this program into our application package and sell it as part of our product to our customers. This agreement can be renewed on an annual basis unless a notice of termination is sent 30 days prior expiration date. A license fee or 7.5% of the application price is payable to Objectivity Inc. An optional maintenance program is available with annual payment corresponding to 13.3% of the royalty fee. This agreement was renewed in June 2005.

D.     EXCHANGE CONTROLS

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements (see "Item E. Taxation").

There are no limitations under the laws of Canada or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Common Shares other than those imposed by the Investment Canada Act. The
Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a
"non-Canadian" as that term is defined in the Investment Canada Act.

Management of our Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If our Company were to become a
"non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada
Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the
Investment Canada Act. If our Company were to become a "non-Canadian" in the future, Management believes our Company would likely become a "non-Canadian"
which is a "WTO investor". Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors"
where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the
Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act.
Generally, investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed takeover of our Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World
Trade Organization. In the case of a person which is not an individual, a "WTO investor" is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the
Western world. The Company would have to have an asset base of at least
$5,000,000 before the "reviewable" transaction provisions of the Investment
Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a "WTO investor."

E.     TAXATION

Considerations for Canadian Holders
-----------------------------------

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to securityholders who deal at arm's length with us, who, for purposes of the Income Tax Act
(Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, are resident in Canada.

Generally, our shares will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business or has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. All securityholders should consult their own tax advisors as to whether, as a matter of fact, they hold our shares as capital property for the purposes of the
Canadian Tax Act.

Under the current provisions of the Canadian Tax Act, one-half of capital gains
("taxable capital gains") must be included in computing the income of a holder in the year of disposition. One-half of capital losses ("allowable capital losses") may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax
Act.

Allowable capital losses may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years, to the extent and under circumstances permitted under the Canadian
Tax Act.

This discussion takes into account specific proposals to amend the Canadian Tax
Act and the regulations thereunder publicly announced by or on behalf of the
Minister of Finance (Canada) prior to the date hereof (the "Proposed
Amendments"). The Canadian federal income tax considerations generally applicable to securityholders described herein will not be different in a material adverse way regardless of whether the Proposed Amendments are enacted.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or administrative practices, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX
CONSIDERATIONS, THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS
NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY
HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES. NO OPINION WAS REQUESTED BY
OUR COMPANY OR IS PROVIDED BY OUR LEGAL COUNSEL AND/OR AUDITORS. ADDITIONALLY,
THIS SUMMARY DOES NOT CONSIDER THE EFFECTS OF UNITED STATES FEDERAL, STATE,
LOCAL OR FOREIGN INCOME TAX CONSEQUENCES.

ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT
THEIR OWN TAX ADVISORS ABOUT THE CONSEQUENCES OF PURCHASING, OWNING AND
DISPOSING OF OUR COMMON SHARES.

Considerations for US Holders
-----------------------------

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to the holding and disposition of our Common Shares by a holder of one or more Common Shares (the
"US Holder") who is a resident in the United States and holds our Common Shares solely as capital property. This summary is based on the Canadian Tax Act, and on the current provisions of the Canada - United States Tax Convention (1980)
(the "Treaty"). This discussion takes into account the Proposed Amendments, which will not materially affect the Canadian federal income tax consideration generally applicable to a US Holder.

Every US Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the US Holder on the US Holder's
Common Shares. Under the Treaty, the rate of withholding tax is, if the US
Holder is a company that owns at least 10% of our voting stock and beneficially owns the dividend, 5% and in any other case, 15% of the gross amount of the dividend.

Pursuant to the Canadian Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided that (i) the US Holder did not use or hold the Common Share in a business carried on in Canada, and (ii) neither the US Holder nor persons with whom the
US Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of our shares at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a US Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be exempted for Canadian tax under the Treaty.
Any holder who is a former resident of Canada may have different Canadian tax considerations and should obtain specific tax advice.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of the material United States
Federal income tax considerations to US holders of our Common Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal
Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.
This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders
----------

As used herein, a "US Holder" includes a holder of shares of the Corporation who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United
States other than persons subject to special provisions of United States Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares
---------------------------

US Holders receiving dividend distributions (including constructive dividends)
with respect to our shares are required to include in gross income for United
States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under
US Federal income tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the US
Holder's United States Federal taxable income by those who itemize deductions.
(See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current and accumulated earnings and profits, they will be treated, first, as a return of capital up to the US Holder's adjusted basis in his or its shares, and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for net capital gains (as defined) are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for capital gains for a US Holder that is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain US Holders).
In order for dividends paid by a foreign corporation whose shares are publicly traded (such as the Company), to qualify for the reduced rates, (1) the foreign corporation must not be classified as a passive foreign investment company (as defined below) for United States Federal income tax purposes either in the taxable year of the distribution or the preceding taxable year, and (2) the US
Holder must hold the underlying shares for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date.

A US Holder that is a corporation and owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a
70% deduction of the United States source portion of dividends received from us
(unless we are classified as a "passive foreign investment company").

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Subject to a de minimis exception, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will generally be ordinary income or loss.

Foreign Tax Credit
------------------

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the US Holder, to a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces the United States Federal income tax itself on a dollar-for-dollar basis, while a deduction merely reduces the income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during the taxable year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States pre-credit Federal income tax liability that the
US Holder's non-US source taxable income bears to his or its worldwide taxable income. In this limitation various items of income and deduction must be classified into foreign and domestic sources. Moreover, the limitations are applied separately to "passive income" (as defined) and all other income. The underlying rules are highly complex. US Holders and prospective Holders of our shares should consult their own tax advisors regarding the application of these rules to their individual circumstances.

Disposition of our Shares
-------------------------

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US
Holder (not more than a year, and more than a year, respectively). Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses (as defined) are subject to significant limitations.
Corporate capital losses (other than losses of corporations electing under
Subchapter S or the Code) are deductible to the extent of capital gains.
Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is exhausted. Such carryover losses preserve their character as short or long term losses. For US Holders which are corporations
(other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and forward five years from the loss year to be offset against capital gains in such preceding or subsequent years.

Passive Foreign Investment Company
----------------------------------

As a foreign corporation, we could potentially be treated as a passive foreign investment company ("PFIC"), with respect to our US Holders. As defined in
Section 1297 of the Code, a foreign corporation with marketable shares, such as the Company, is a PFIC if 75% or more of its gross income in a taxable year is passive income, or the average percentage of its assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a
PFIC are subject to a special tax regime with three potential prongs: (1) the qualified electing fund ("QEF")

regime; (2) the mark-to-market regime; and (3) the general section 1291 fund regime. Every US Holder may elect independently among the available regimes the regime he or it prefers.

QEF Regime

Under the QEF regime, US Holders are taxed currently on their respective shares of the PFIC's income and gain (whether or not distributed to them) and are entitled to favorable pass-through capital gain treatment on their share of any net capital gain realized by the Company. Tax on undistributed income may be deferred, subject to an interest change. A QEF election can only be made if the
Company provides all U.S. Holders with requisite annual income and gain information, and undertakes to permit US Holders to respect and copy its books to establish that its income and gain were calculated in accordance with US tax principles. The Company has not yet determined whether this option will be available to US Holders (assuming that the Company is a PFIC).

Mark-to-Market Regime

Under the mark-to-market regime, US Holders are taxed currently, at ordinary tax rates, on gain or loss imputed to them based on marking their shares to market at the end of each year (with a corresponding adjustment to their bases in their shares). The mark-to-market regime is available only with respect to a PFIC with marketable stock, which includes stock, such as the Company's, which is regularly traded on a national securities exchange. However, it may not apply to subsidiaries of the Company, which are not so traded.

Section 1291 Regime

Finally, under the general (Section 1291 fund) regime, US Holders are generally taxed, at ordinary rates, when they receive a distribution or realize a gain on their shares. Any "excess distribution" (as defined) or gain realized on a disposition (including a redemption) of shares is prorated over the affected US
Holder's holding period for the shares, taxed at the maximum ordinary tax rates applicable in the relevant years, and charged with interest for the taxes our gain or income attributed to prior years.

Controlled Foreign Corporation
------------------------------

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the
United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (each, a "United
States Shareholder"), we could be treated as a "controlled foreign corporation"
under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States Shareholders in income of their pro rata share of our "Subpart F income" (as specially defined by the Code). If we are both a PFIC and a controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States
Shareholders of the controlled foreign corporation. In addition, under Section
1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.
Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion.

F.     DIVIDENDS AND PAYING AGENTS

We have no present intention of paying dividends on our Common Shares as we anticipate that all available funds will be invested to finance the growth of our business. We have not paid dividends since incorporation. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.

G.     STATEMENT BY EXPERTS

Not Applicable.

H.     DOCUMENTS ON DISPLAY

The documents described herein may be inspected at 181 Bay Street, Suite 2500,
Toronto, Ontario, Canada M5J 2T7. Certain documents described herein were filed with the SEC as exhibits to this Form 20F. The exhibits to this Form 20F are available to the public at the SEC's website at http://www.sec.gov.

I.     SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------

INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal by maximizing the income we receive from such activities without significantly increasing risk. Securities that we invest in are generally highly liquid short-term investments such as term deposits with terms to maturity of less than one year. Due to the short-term nature of these investments, we believe there is no material exposure to interest rate risk arising from such investments and accordingly, no quantitative tabular disclosure is required.

As at March 31, 2005, we do not have long-term debt except our capital leases.
The carrying value of the cash equivalents, short-term investments, accounts receivable, tax credits receivable and accounts payable is a reasonable estimate of their fair value because of their short maturities.

The carrying value of our capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to the Company on capital leases with similar terms and remaining maturities.

CURRENCY RISK

Our Company incurs about $1.6 million US of expense in the United States. A decrease of 1% in the value of the Canadian dollar in comparison to the US dollar would increase the expenses of our Company by $20,000. In fiscal 2005, our Company had revenue of $0.6 million in the United States, partially offsetting this risk. In the future, this risk might be compensated by revenue in US dollars since the revenues are mostly expected to be derived from the
United States.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------

Not Applicable.

                                     PART II
                                     -------

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF
----------------------------------------------------------------------------
          PROCEEDS
          --------

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES
---------------------------------

Not Applicable.

ITEM 16 - [RESERVED]
--------------------

A.     AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that at least one audit committee financial expert serves on our audit comittee. The named audit committee financial expert is Mr.
Benoit Lasalle. Mr. Lasalle is an independent director.

B.     CODE OF ETHICS

We have adopted a code of Business Conduct that applies to all of our officers and employees, including the Chief Executive Officer and the Chief Financial
Officer. The Code of Business conduct is available on our website at
www.lmsmedical.com

C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The fees billed by Ernst & Young LLP, Chartered Accountants, for services in the financial year ended March 31, 2005, and in the aggregate for the five month period ended March 31, 2004 and the year ended October 31, 2003 were as follows:

                                   2005                     2004
   Audit services               $60,000                  $57,000
   Audit related(1)             202,000                   41,000
   Tax services(2)               62,000                   55,000
                               --------                 --------
                               $324,000                 $153,000

(1)    Audit related services consist mainly of accounting and assurance work related to the filing in connection with the reverse takeover transaction and filings with regulators in Canada and other assurance reports as requested.
(2)    Tax fees consist mainly of assistance provided by Ernst & Young LLP in connection with tax compliance, including research and development tax credit claims and other tax returns.

                                    PART III
                                    --------

ITEM 17 - FINANCIAL STATEMENTS
------------------------------

     Exhibit "A" contains the consolidated financial statements of LMS Medical
         Systems Inc., ("LMS") the accounting acquirer, as at March 31, 2005 and
         2004 and for the year ended March 31, 2005, the five-month period ended
         March 31, 2004 and for the-years ended October 31, 2003 and 2002;

The consolidated financial statements of LMS, the accounting acquirer, as at
March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and for the-years ended October 31, 2003 and 2002 were prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. There are material measurement differences between United States and Canadian generally accepted accounting principles. A reconciliation of the consolidated financial statements to United
States generally accepted accounting principles is set forth in Note 17 of the notes to the consolidated financial statements of LMS.

The March 31, 2005 consolidated financial statements are in the following order:

1.     Auditors' Report;
2.     Consolidated Balance Sheets;
3.     Consolidated Statements of Operations;
4.     Consolidated Statements of Deficit;
5.     Consolidated Statements of Cash Flows; and
6.     Notes to Consolidated Financial Statements.

ITEM 18 - FINANCIAL STATEMENTS
------------------------------

Not Applicable.

ITEM 19 - EXHIBITS
------------------

The exhibits are in the following order:

1.      Articles of Incorporation and By-laws:

       (a)  Articles of Incorporation dated January 14, 2003; (1)
       (b)  Articles of Amendment dated February 16, 2004; (1)
       (c)  Articles of Amendment dated March 31, 2004; (1)
       (d)  By-law Number 1; (1) and
       (e)  By-law Number 2. (1)

4.     Material Contracts:

       (a)  2004 Stock Option Plan; (1)
       (b)  Form 6A Seed Share Resale Restrictions Pooling Agreement among
            National Bank Trust Inc., LMS Medical Systems Inc. and certain shareholders dated April 1, 2004; (1)
       (c)  Form 5D Value Security Escrow Agreement among National Bank Trust
            Inc., LMS Medical Systems Inc. and certain shareholders dated April
            1, 2004; (1)

       (d)  Undertaking from certain shareholders to LMS Medical Systems Inc.
            dated as of the 1st day of April, 2004; (1) and
       (e)  Employment Agreement for each of the following individuals: (i)
            Diane Cote dated October 9, 2001; (1) and (ii) Dr. Emily Hamilton dated September 9, 1996; (1)

7.     Subsidiaries:

       (a)  List of our subsidiaries:

            (i)   LMS Medical Systems (Canada) Ltd. (1)
            (ii)  LMS Medical Systems (USA) Inc. (1)

10.      Additional Exhibits:

         (a) The Charter of our Audit Committee. (1)

(1)   Previously filed as an exhibit to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2004 and
      incorporated herein by reference.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        LMS MEDICAL SYSTEMS INC./ SYSTEMES
                                        MEDICAUX LMS INC.

                                                 /s/ Diane Cote
                                        --------------------------------------
                                        Diane Cote
                                        President and Chief Executive Officer

                                                 /s/ Yves Grou
                                        --------------------------------------
                                        Yves Grou
                                        Chief Financial Officer