Form 20-F/A
period 2005-03-31
LMS MEDICAL SYSTEMS INC
filed 2006-02-27
CIK 1286455

--------------------------------------------------------------------------------
                                  UNITED STATES
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (c) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

COMMISSION FILE NUMBER        1-32272
                       --------------------

               LMS MEDICAL SYSTEMS INC./SYSTEMES MEDICAUX LMS INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       181 BAY STREET, SUITE 2500, P.O. BOX 747, TORONTO, ONTARIO M5J 2T7
--------------------------------------------------------------------------------
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

         YES     X                            NO
             --------                            ----------

Indicate by check mark which financial statement item the registrant has elected to follow:

         ITEM 17     X                        ITEM 18
                 ----------                           ------------

As of March 31, 2005, the rate to convert one Canadian dollar into one U.S.
dollar was $0.8269.

                                      -2-

                                EXPLANATORY NOTE
                                ----------------

This Amendment No. 1 (the "Amendment No. 1") to our annual report on Form 20-F for the fiscal year ended March 31, 2005, filed on June 23, 2005 (the "Original
Form 20-F"), is being filed solely for the purpose of adding Exhibit A, the consolidated financial statements of LMS Medical Systems Inc., as at March 31,
2005 and 2004 and for the year ended March 31, 2005, the five-month period ended
March 31, 2004 and for the-years ended October 31, 2003 and 2002, which was inadvertently not included as an exhibit to the Original Form 20-F.

Except for the certifications, this Amendment No. 1 speaks as of the filing date of the Original Form 20-F, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the Original Form 20-F.

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

Not Applicable.

ITEM 19 - EXHIBITS
------------------

The exhibits are in the following order:

Exhibit A - Consolidated Financial Statements of LMS Medical Systems Inc., as at
            March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and for the-years ended
            October 31, 2003 and 2002;

1.  Articles of Incorporation and By-laws:

    (a) Articles of Incorporation dated January 14, 2003; (1)

                                      -3-

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

                                          LMS MEDICAL SYSTEMS INC./
                                          SYSTEMES MEDICAUX LMS INC.

                                          /s/ Diane Cote
                                          -------------------------------------
                                          Diane Cote
                                          President and Chief Executive Officer

                                          /s/ Yves Grou
                                          -------------------------------------
                                          Yves Grou
                                          Chief Financial Officer

Date: February 24, 2006