Form 20-F/A
period 2005-03-31
LMS MEDICAL SYSTEMS INC
filed 2006-03-22
CIK 1286455

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
                      ----------------------

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

         YES    X                           NO
             ---------                         -----------

Indicate by check mark which financial statement item the registrant has elected to follow:

                  ITEM 17     X                     ITEM 18
                          ----------                        ---------

As of March 31, 2005, the rate to convert one Canadian dollar into one U.S.
dollar was $0.8269.

                                      - 2 -

                                EXPLANATORY NOTE
                                ----------------

This Amendment No. 2 (the "Amendment No. 2") to our annual report on Form 20-F for the fiscal year ended March 31, 2005, filed on June 23, 2005 (the "Original
Form 20-F"), is being filed solely for the purpose of amending Item 15 -
Controls and Procedures of the Original Form 20-F.

Except for the certifications, this Amendment No. 2 speaks as of the filing date of the Original Form 20-F, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in the Original Form 20-F.

                                     PART II
                                     -------

ITEM 15 - CONTROLS AND PROCEDURES
---------------------------------

      (a) Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has
evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities and Exchange Act of 1934, as amended as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis.
Based on that evaluation, the Chief Executive Officer and Chief Financial
Officer have concluded that these disclosure controls and procedures are effective.

      (b) Changes to Internal Control over Financial Reporting. There have been no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CERTIFICATIONS
--------------

Exhibit 12.1 - Certification of the Chief Executive Officer
Exhibit 12.2 - Certification of the Chief Financial Officer

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

Date: March 21, 2006