Form 20-F
period 2006-03-31
LMS MEDICAL SYSTEMS INC
filed 2006-06-14
CIK 1286455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended number March 31, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                            to

Commission file number    1-32272

LMS MEDICAL SYSTEMS INC./SYSTÈMES MÉDICAUX LMS INC.

(Exact name of Registrant as specified in its charter)

LMS MEDICAL SYSTEMS INC.

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

181 Bay Street, Suite 2500, P.O. Box 747, Toronto, Ontario M5J 2T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	American Stock Exchange and Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.        16,523,449

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

Yes     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No

FORWARD LOOKING STATEMENTS

This Form 20F contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) which are prospective and reflect management’s expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as ‘‘seek’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘estimate’’, ‘‘expect’’ and ‘‘intend’’ and statements that an event or result ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’ or ‘‘might’’ occur or be achieved and other similar expressions together with the negative of such expressions. These forward-looking statements reflect management’s current beliefs and expectations and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under the section entitled ‘‘Risk Factors’’. Investors should not place undue reliance on such forward-looking statements. Except as required by law, we assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Unless otherwise stated, all dollar amounts used in this Form 20F are in Canadian funds.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Please refer to Item 6 of this Part I.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A.    Selected Financial Data

The selected financial data for the fiscal period ended March 31, 2004 includes only the operations of LMS Medical Systems Inc. (‘‘LMS’’) commencing November 1, 2003 as well as the selected financial data for the years ended on March 31, 2006, March 31, 2005 and October 31, 2003 and 2002.

The selected financial data of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and March 31, 2005, the five-month period ended March 31, 2004 and years ended October 31, 2003 and 2002 were extracted from the audited consolidated financial statements of LMS included in this Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed audited consolidated financial statements of LMS and related notes included in ‘‘Item 17 – Financial Statements’’, and should be read in conjunction with such financial statements and with the information appearing in ‘‘Item 5 – Operating and Financial Review and Prospects’’.

Reference is made to Note 17 of the audited consolidated financial statements of LMS included herein for a discussion of the material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, and their effect on our financial statements.

Dividends

No cash dividends have been declared, nor are any intended to be declared, in the foreseeable future. We are not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render us insolvent or if we are insolvent. Our dividend policy will be based on our cash resources and needs and we anticipate that, in the foreseeable future, all available cash will be required to further our marketing and distribution initiatives and research and development activities.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Consolidated Balance Sheet Data	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003	October 31, 2002
	$	$	$	$	$
Property, plant and equipment	550,167	502,196	343,973	315,289	395,926
Total Assets	7,301,200	14,768,368	4,040,164	1,810,777	1,660,724
Shareholders’ equity (deficiency)	4,749,762	12,703,900	2,409,527	(633,636)	(2,514,281)
Capital Stock	47,665,694	47,616,028	21,755,681	20,768,740	12,690,175
Common Shares issued and outstanding	16,523,449	16,503,177	9,157,434	8,490,861	3,844,452

Consolidated Statement of Operations Data	12 months ended March 31, 2006	12 months ended March 31, 2005	5 months ended March 31, 2004	12 months ended October 31, 2003	12 months ended October 31, 2002
	$	$	$	$	$
Revenue	1,582,504	1,060,297	42,019	130,168	439,694
Operating loss	(9,636,415)	(9,463,878)	(2,201,397)	(5,009,176)	(5,126,120)
Net Loss for the Period	(9,406,172)	(9,236,533)	(2,272,139)	(5,279,480)	(5,491,853)
Basic and Diluted Loss per Share	(0.57)	(0.60)	(0.29)	(1.64)	(1.46)

Under United States Generally Accepted Accounting Principles (in Canadian dollars):

Consolidated Balance Sheet Data	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003
	$	$	$	$
Property, plant and equipment	541,015	471,448	291,629	253,946
Total Assets	7,292,048	14,737,620	4,545,519	1,789,174
Shareholders’ equity (deficiency)	4,785,610	12,673,152	(2,885,118)	(655,239)
Capital Stock	49,127,542	49,077,876	24,640,853	23,653,912

Consolidated Statement of Operations Data	12 months ended March 31, 2006	12 months ended March 31, 2005	5 months ended March 31, 2004	12 months ended October 31, 2003	12 months ended October 31, 2002
	$	$	$	$	$
Revenue	1,582,504	1,060,297	42,019	130,168	439,694
Operating loss	(9,614,819)	(9,442,282)	(2,194,223)	(4,988,400)	(5,457,838)
Net Loss for the Period	(9,384,576)	(9,214,937)	(2,463,313)	(5,440,598)	(5,566,351)
Basic and Diluted Loss per Share	(0.57)	(0.60)	(0.29)	(2.67)	(1.45)

Exchange Rates

The following table sets forth: (i) the average for the financial period-end indicated and (ii) the high and low for each month during the previous six months, of the noon buying rates for US dollars per Canadian dollars in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003	October 31, 2002
Average(1)	0.8376	0.7818	0.7543	0.6954	0.6362

	May 2006	April 2006	March 2006	February 2006	January 2006	December 2005
High	0.9100	0.8926	0.8834	0.8788	0.8744	0.8690
Low	0.8903	0.8534	0.8531	0.8638	0.8528	0.8521

(1) The average of the exchange rates on the last day of each month during the applicable year.

As of May 31, 2006, the exchange rate to convert one Canadian dollar into one US dollar was $0.9068.

B.    Capitalization and Indebtedness

Not	applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

An investment in our Common Shares is speculative. In addition to risks described elsewhere in this Form 20F, each of, and the cumulative effect of, all of the following risks should be considered:

We have a limited operating history on which to base an evaluation of our business and prospects.

Some of our existing and potential competitors have longer operating histories, whereas we have a limited operating history on which to base an evaluation of our business and prospects. Our operating subsidiary, LMS, was incorporated in 1993 and has been in a net loss position for its entire operating history. Although we have started to generate revenues through the commercial sale of our CALM products, there is no assurance that we will have earnings or significant improvement in our cash flow from operations in the future. As such, our business is essentially dependent on our success in developing and successfully selling our products and services. There is no significant historical basis to assess how we, as a company whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If we fail to meet any of these challenges, it could have a material adverse effect on our business, results of operations, financial condition and profitability.

We have not yet achieved profitability and there is no guarantee that we will be able to achieve profitability in the future. We have never paid cash dividends on any class of our shares and we do not expect to do so in the foreseeable future. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets such as healthcare. Such risks include the evolving and unpredictable nature of our business, our ability to anticipate and adapt to a developing market, acceptance by consumers of our products, how we progress with our research and development, the expense and viability of bringing our new products to market, our ability to bear the cost of filing, maintaining and enforcing our patent claims and other intellectual property rights, our ability to continue scientific progress in our research and development programs, the progress in our pre-clinical and clinical evaluations of our products, the effect of competing technological and market developments and our ability to identify, attract and retain qualified personnel.

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

Certain of our existing products such as CALM ANNi™ are still in the development stage. There are significant risks, expenses and difficulties frequently encountered in establishing new products in the evolving healthcare technology industry, which is heavily regulated and characterized by an increasing number of market entrants, intense competition and a high failure rate. Further, there is a significant risk in the early stage of product development that the product will fail to operate as intended. There are no assurances that development of our new products will be completed in time or within budget. Although our Company is confident that the production of its existing development stage products is feasible, significant challenges could be encountered in shifting from development stage to commercial production and there can be no assurances that our development stage products will be commercially viable.

Regulatory approvals may not be obtained or may be withdrawn.

The sale and advertising of healthcare technology in Canada is governed by the Food and Drug Act (Canada), which is administered by the Therapeutic Products Division of the Health Protection Branch of Health Canada. The FDA governs the manufacturing, marketing and distribution of healthcare technology products in the United States. Manufacturers of such devices must submit evidence of device safety and efficacy to the Therapeutic Products Division of the Health Protection Branch of Health Canada for approval and must provide the FDA with proof of safety and efficacy in human clinical trials. The process of obtaining such regulatory approvals can be expensive, uncertain and lengthy. Although our Company has obtained clearance from the Therapeutic Products Division of the Health Protection Branch of Health Canada and the FDA for CALM Curve™ and CALM Patterns™, there can be no assurance that the Therapeutic Products Division of the Health Protection Branch of Health Canada or the FDA will approve the use of new products developed by our Company (including CALM ANNi). Once obtained, product approvals can be withdrawn for failure to comply with regulatory requirements, the occurrence of unforeseen problems following initial marketing or other reasons. Failure to receive, or delays in receipt of, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, or a limitation on the intended use of our Company’s products, or the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our Company’s business, results of operations, financial condition and profitability.

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

Given that the patent applications for our technology involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to our technology will result in patents being issued, or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

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

Some of our existing and potential competitors have longer operating histories, including GE Medical Systems, Phillips Medical Systems, Hill-Rom Company, Inc. and SpaceLabs Medical (see ‘‘Item 4 – Information on our Company – B. Business Overview’’), larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. There are numerous existing competitive products on the market. GE Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information System is also complemented by a product suite of fetal monitors. Philips offers a Central Information System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors. Hill-Rom Company, Inc. offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage. SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution. This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors. If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may not become profitable.

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

Currency exchange rates are subject to fluctuation. We sell our products in the currency of each marketplace and as such any increase in value of the Canadian dollar relative to these currencies may impact our competitive advantage. We are currently exposed to market-rate risk only to the extent of a fluctuation in the foreign exchange rates between the Canadian and United States dollars. Fluctuations could affect the portion of our Company’s expenses and sales, which are incurred in United States dollars. The majority of our Company’s expenses and sales denominated in United States dollars are derived from the United States market. Exchange rate fluctuations are beyond our control and there can be no assurance that such fluctuations will not have a material adverse effect on our business, operating results, financial condition and profitability.

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

Some of our directors and officers may have conflicts of interest as to management resources, ownership and interests between our Company and their own professional or corporate business(es) in which they may be involved. Benoit La Salle, the Chairman of our Board of Directors, and Yves Grou our CFO are also directors of Groupe Conseils Grou, La Salle Inc. We enter into transactions in the normal course of business with Groupe Conseils Grou, La Salle Inc. Our officers are appointed by our Board of Directors and may be changed at any time.

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

Our Common Shares are considered ‘‘Penny Stock’’

Our Common Shares are ‘‘penny stock’’ as defined by the United States Securities and Exchange Commission, which might affect the trading market for our Common Shares. Penny stocks are generally equity securities with a price of less than US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The United States Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the United States Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and compensation information must be given to the customer orally, or in writing, before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as our Common Shares which are considered ‘‘penny stock’’, and therefore make it more difficult to sell those shares.

We commenced trading on the Toronto Stock Exchange on April 22, 2004 and on the American Stock Exchange on February 15, 2005.

The discontinuance of commercial agreements currently in place would negatively impact our revenues.

We have multiple agreements in place that are important to growing our revenues and promoting our products. The discontinuance of these agreements would negatively impact our revenues and delay further market penetration. In addition, in our product installations, we use third party software which is subject to a license and royalties. Absence of this agreement would delay our installations until a suitable replacement is found.

No history of paying dividends.

Since our incorporation, we have not paid any cash dividends on our Common Shares and we do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business. We will need to achieve profitability prior to any dividends being declared, which may never happen.

Investors may not be able to secure foreign enforcement of civil liabilities against our management.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of our assets and such person’s assets are located outside of the United States. As a result, it may be difficult for holders of our Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

We may be classified as a ‘‘passive foreign investment company’’ for US income tax purposes, which could have significant and adverse tax consequences to US holders.

We do not believe we should be considered as a passive foreign investment company (‘‘PFIC’’) in 2005 and 2006 taxable years. We also believe that we should not be classified as a PFIC in 2007 taxable year. Due to the nature of calculations related to the PFIC classification, it maybe possible that this classification may change in the subsequent years. Classification as a PFIC could have significant and adverse tax consequences for US holders of our Common Shares. It may be possible for US holders to mitigate these consequences by making a so-called ‘‘qualified electing fund’’ election. US investors should read carefully the discussion of PFICs under ‘‘Item 10 – Additional Information – E. Taxation’’ in this annual report and consult their tax advisers.

ITEM 4 - INFORMATION ON THE COMPANY

A.    History and Development of the Company

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

Acquisition of LMS – Reverse Takeover Transaction

Prior to March 31, 2004, we were known as Trophy Capital Inc. From our inception until March 31, 2004, our principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation in such assets or businesses. We completed our initial public offering by way of a prospectus dated January 7, 2004 pursuant to which we sold 333,333 Common Shares at a price of $3.00 per share, raising gross proceeds of $1,000,000. On February 16, 2004, we issued a press release announcing our intention to acquire all of the issued and outstanding common shares and convertible debentures of LMS Medical Systems Ltd. and our Common Shares were listed on the TSX Venture Exchange. Pursuant to the policies of the TSX Venture Exchange, the trading of our Common Shares was halted until February 26, 2004.

On April 1, 2004, we acquired approximately 3.4 million issued and outstanding shares of LMS Medical Systems Ltd. (‘‘LMS Ltd.’’) and $5.8 million principal amount of unsecured convertible debentures of LMS Ltd. by issuing Common Shares to the holders of issued and outstanding shares of LMS Ltd. and to the holders of issued and outstanding unsecured convertible debentures of LMS Ltd. on the basis of 2.70727 of our Common Shares for each LMS Ltd. share tendered and 300 of our Common Shares for each $1,000 principal amount of LMS Ltd. unsecured convertible debentures tendered (in each case after giving effect to the share consolidation discussed below). In addition, we issued replacement options and warrants to holders of options and warrants of LMS Ltd. who surrendered such securities to us.

After the completion of the reverse takeover transaction, we held more than 99.98% of the issued and outstanding shares of LMS Ltd. and all of the unsecured convertible debentures of LMS Ltd. Pursuant to the terms and conditions of an agreement dated October 7, 2004, we acquired the 0.02 percent of the issued and outstanding shares of LMS Ltd. that we did not own. LMS Medical Systems Ltd., which was incorporated in 1993 is now our wholly-owned subsidiary.

On March 31, 2004, at a meeting held prior to the closing of the purchase of the LMS Ltd. shares and LMS Ltd. unsecured convertible debentures, our shareholders approved the consolidation of our Common Shares on a 20 for 1 basis and approved changing our name from Trophy Capital Inc. to LMS Medical Systems Inc.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS Ltd. and is viewed, for accounting purposes, as the issuance of equity by LMS Ltd. to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. Our annual audited consolidated balance sheet as at March 31, 2006 and March 31, 2005, gives effect to the reverse takeover transaction. In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, by our Company is that of LMS Ltd.. The historical shareholder’s equity of our Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented. In connection with the reverse takeover transaction described above, we changed our year-end to March 31 effective in 2004.

History of the Business

For the past ten years, LMS, including our operating subsidiary LMS Medical Systems Ltd. in the period prior to the reverse takeover, has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynaecologists. LMS’s pipeline of proprietary software tools addresses critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor and delivery cycle, our unique technology provides obstetrics and gynaecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

Our core technology, Computer Assisted Labor Management (CALM™), originated as a research project in the Faculty of Medicine of McGill University in Montréal, with Dr. Emily Hamilton as the principal investigator. In 1996, we acquired the rights to the CALM technology and have since continued to develop, expand and validate CALM.

This development has consisted of a number of software iterations, extensive testing in hospital environments, clinical studies in both the United States and Canada with 11,000 patients and regulatory review and clearance by governing authorities in Canada, the United States and the European Union.

Obstetrical (‘‘OB’’) and perinatal care has experienced three generations of information technology solutions. The first was the introduction in the mid 1970s of monitoring systems (fetal monitors installed in birthing rooms) to capture and display fetal heart tracings.

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

Clinical decision support tools, or OB guidance tools, such as CALM represent the third generation of medical-based information technology solutions. As hospitals and clinicians strive to improve patient safety and system reliability in their greatest area of risk, OB, we believe that we will have an opportunity to experience significant growth, both in terms of integrated prenatal care information systems and with stand alone applications that can be deployed quickly (in small and large organizations).

The decision support suite is therefore a new generation of tools being introduced in obstetrics. In 2001, we concluded our clinical trials performed on the CALM Curve, the first tool of our decision support suite. The trials demonstrated that the use of the CALM Curve resulted in a reduction of the overall cesarean section rate, with no adverse outcomes.

In 2002, we embarked on the pre-marketing of CALM in the North American market at select sites. We established our own sales team that could interact directly with hospitals on a number of different levels, including the information technology department, the risk management department and the obstetrics department in order to build a reference base for our products in the marketplace.

In 2003, we expanded our product offering by adding remote decision assistance to our product suite. Remote decision assistance effectively allows outlying hospitals to consult in real time with specialists at large delivery facilities throughout the delivery process using the internet. In 2004, we entered into a distribution and marketing agreement with a U.S. based distributor. This distributor is responsible for the sale and distribution of our current products in North America. Currently, we are in the process of interfacing LMS software with the distributor’s charting applications.

Our most significant accomplishments and developments in the past 12 months are set out below:

•	Realized record revenues of $1.6 million, an increase of 49% over prior year. In addition two installations occurred in fiscal 2006, for which revenues of approximately $300,000 should be recognized in fiscal 2007.

•	Recurring technical support and other revenues more than tripled from $187,000 to $707,000 in 2006.

•	Completed CALM 3.0, our labor and delivery product suite for large-scale health facilities. Since introduction, CALM 3.0 has been installed in a number of leading U.S. and Canadian based hospitals.

•	CALM Patterns received a European CE Mark clearance. CALM Patterns, with a scheduled commercial availability for fiscal 2007, is one in a series of proprietary risk management tools based on probabilistic models that are designed to provide clinicians with an objective real-time bedside means to more clearly and accurately assess clinical conditions, improve situational awareness and reduce risk.

•	Completed the development of CALM Shoulder Screen, a new product commercially available via a web interface. CALM Shoulder Screen focuses on the prediction of the risk of shoulder dystocia, a key obstetrical challenge.

•	Entered into an agreement with AON Risk Services, a subsidiary of AON Corporation (‘‘AON’’), to assist hospitals in improving their risk management profile in obstetrics. LMS and AON will work together to expand our customer base. AON will propose to its clients that they consider the implementation of LMS decision support tools to address key clinical indicators with their obstetrics practice.

•	Established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital administrators, clinicians, risk managers and insurers. To date, Dr. Thomas J. Garite, Professor Emeritus in the Department of Obstetrics and Gynecology at the University of California, Irvine, Editor in Chief of the American Journal of Obstetrics and Gynecology; Dr. Eric Knox, Professor of OB/GYN at the University of Minnesota, Dr. Marilyn Sue Bogner, President and Chief Scientist with the Institute for the Study of Human Error and Ms. Catherine Rommal, RNC, President of SCAHRM, have been appointed to the Advisory Board. Presiding as Chair is Mr. Harry G. Hohn of New York. Mr. Hohn is the former Chairman and Chief Executive Officer of New York Life.

•	Dr. Arthur Porter, Director General and CEO of the McGill University Health Center and former CEO of Detroit Medical Center, joined the Board of Directors effective January 16, 2006.

•	Dr. Henry Lerner, OB/GYN, FACOG, a Clinical Instructor at Harvard Medical School having medical, legal and risk management experience, joined LMS as a Clinical Market Development Specialist.

•	Added CALM Shoulder Screen and CALM Patterns to our distribution and marketing agreement with McKesson Information Solutions LLC.

•	Secured commitment for an installation of a first complete suite of CALM products at the Calgary Foothills Hospital including CALM Clinical Information System, CALM Curve, CALM Shoulder Screen and CALM Patterns (when released).

•	Received FDA clearance of a web based standalone CALM Curve product.

•	Raised $2.5 million in additional equity financing in May, 2006.

Over the last year, we have invested approximately $280,000 in property, plant and equipment. 100% of our capital expenditures in this period consisted of computer hardware and software. The majority of such assets were bought and used in Canada and a portion were financed through capital leases. At the date hereof, we have no material commitments for any property, plant and equipment purchases. In addition, over the last year we have also invested approximately $97,000 in intellectual property, consisting of patents described under section entitled ‘‘Intellectual Property’’ under Item 4 — Information on the Company – B. Business Overview.

B.    Business Overview

Plan of Operation

General Overview of CALM

CALM is a suite of mathematical tools embedded in software. CALM is used by healthcare professionals as they care for women giving birth. CALM is classified as a decision support tool because it is available to provide analysis at the time when clinical decisions are made and therefore it has the potential to prevent an adverse outcome. CALM brings a level of consistency and precision to evaluating the progress of labor and the tolerance of a baby to the stress of labor with the goal of limiting unnecessary medical interventions. For instance, it may be used to provide a health care professional with the necessary information so that such health professionals will refrain from performing a cesarean section where one is not warranted. CALM also performs a number of other functions including electronic display and archiving of fetal monitor records, documentation, web based connectivity for secure remote viewing and consultation. Finally, it includes a database of pertinent perinatal data for analysis and research.

Our Products

•	CALM is a point of care software system designed to provide obstetricians and nurses with:

(i)	guidance with respect to their decisions;

(ii)	an information management system;

(iii)	a tool to assist them with patient monitoring;

(iv)	access to obstetrical medical records; and

(v)	access to a maternal fetal outcomes database to support both quality assurance initiatives and research interests;

•	CALM has been clinically tested in 7 hospitals in Canada and the United States;

•	In addition to our CALM Curve technology, we are also investigating technologies that will assist obstetricians and nurses with real time fetal heart rate assessment. However, there can be no assurance that we will be successful in developing and marketing these technologies.

Regulatory Status

The suite of CALM software modules is subject to regulatory approvals. All of the CALM software modules described in the section below entitled ‘‘CALM Modules’’ have received regulatory clearance for marketing in the three markets set out below. Because CALM Shoulder Screen is not a medical device, no regulatory approvals are required to market this product.

European Union

In the European Union, CALM is regulated by the European Commission. In February 2004, we received our European Union Certificate of Full Quality Assurance which authorizes us to place the CE Mark on the CALM and CALM Patterns software and to market the software in European Union member states.

Canada

In Canada, CALM is regulated by Health Canada. Our licence number 15844 for the CALM software was most recently amended in May 2006 to include the latest CALM version, CALM 3.01. In

July 2004, we received a new licence (number 65229) for CALM Patterns, a new software module related to the existing product. We received the ISO 13485:1996 certification required by Canadian regulations in October 2003, and the certification was updated to ISO 13485:2003 in March 2006.

United States

In the United States, CALM is regulated by the United States Food and Drug Administration (‘‘FDA’’). We received clearance from the FDA to market the CALM system in August 1998. In February 2005, we received FDA clearance to market CALM Patterns in the United States, and in April 2006, we received clearance to market the CALM Curve as a stand-alone product.

CALM Modules

Regulatory approval has been obtained to market the latest version of CALM in the United States, Canada and the European Union. Depending upon the customers’ preferences, this version includes the following individual modules either alone, or in combination:

CALM Surveillance™ displays the fetal heart rate tracings as they are collected, as well as any notes clinicians add to them.

CALM Archive™ stores the records making sure they can not be tampered with and can be reproduced many years later.

CALM Alarms and Alerts™ gives audible and visual alarms immediately when the fetal heart rate is outside of normal limits.

CALM Profiles™ is a series of reports that describe the obstetrical activities of the hospital unit.

CALM Net™ allows clinicians who have proper identification and permission to see the CALM records over the web from remote locations.

CALM View™ allows clinicians to record medical notes when viewing records.

CALM Connect™ allows CALM modules to connect to other computer systems within a hospital.

Technological Platform of CALM

The technology platform of CALM runs on Windows 2000/2003 servers and Windows XP workstations. CALM software architecture is based on fully object oriented paradigm and distributed components developed in C++ and C#. CALM incorporates and makes use of advanced software technologies such as object oriented databases, this-clients, .Net framework and XML to drive modern requirements of the healthcare market.

Decision Support Modules

CALM relies on various techniques including mathematical models, digital signal processing techniques and artificial neural networks. The following describes the major decision support tools which comprise CALM:

CALM Curve is a mathematical model of normal labor progress. A mathematical model is a method that quantifies how a number of interrelated and changing factors affect a process. It is useful because it will give consistent results over a wide range of possible combinations of factors. The CALM Curve analyses are displayed graphically and by percentile ranking to quantify labor progress. The computer shows a graphical display of how a mother’s dilatation patterns compare to the mean, the 5th and 95th percentiles of a reference population and updates this information as conditions for that mother change.

CALM Patterns identifies and labels fetal heart rate patterns. It is based on digital signal processing techniques and artificial neural networks. Digital signal processing techniques are methods to find patterns in complex and noisy signals. For example, a fetal heart rate tracing contains interference from mothers’ movements. It also reflects the cumulative effects of several physiological processes that are happening simultaneously. The digital signal processing techniques can separate superimposed patterns within the signal. It is difficult for the human eye or the inexperienced person to see the patterns which digital signal processing can identify.

CALM Shoulder Screen is a software tool to assess the risk of shoulder dystocia with injury, a condition that occurs in about 0.4 to 3 vaginal births per 1000. The CALM Shoulder Screen algorithm is based on anthropometric maternal and fetal characteristics. Depending upon preferred thresholds, its detection rates are between 30% and 68%. This product, released in early calendar 2006, is available as a software application or via a web interface.

CALM ANNi ( Artificial Neural Network intelligence) uses neural network and other mathematical techniques to recognize certain forms in the fetal heart rate recordings and to estimate risk of brain injury during birth based on the tracings. Artificial neural networks are a type of computer/mathematical technique used to determine the association of patterns with outcomes. Identifying people by computer recognition of handwritten signatures, retinal scans or reading digital x-rays are examples of neural network applications. Artificial neural networks are particularly useful in analyzing biological processes because there is significant variation from case to case and relationships between patterns and outcomes are not as simple as they might be in a pure chemical reaction. Development of CALM ANNi is scheduled to take place in the coming years. However, there can be no assurance that development will be successful, or even if development is successful, that we will receive regulatory approval for CALM ANNi.

Health Issues that CALM Addresses

CALM addresses a number of medical conditions. The following outlines the significance of certain medical problems addressed by CALM and the demonstrated or potential impact of CALM on such medical problem:

Management of Labor and Cesarean Section

In 2004, the total cesarean rate of 29.1% was the highest reported in the United States since 1989, when this data first became available to National Vital Statistics through birth certificates. Although a cesarean section may be appropriate in certain circumstances, there are a number of risks associated with cesarean surgery. The possible risks to the mother include infection, increased blood loss, decreased bowel function, respiratory complications, longer hospital stay and recovery time, reactions to anesthesia and risk of additional surgeries. The possible risks to the child include premature birth, breathing problems and fetal injury.

The most frequent indication for cesarean is so-called slow progress. To date this complex diagnosis relies solely on the judgment of the physician. There is variation in the judgment, and therefore in the cesarean rates, from physician to physician. Rates also vary from state to state, even when the characteristics of the mothers are very similar. The CALM Curve compares a mother’s labor progress to a reference population, making adjustments for several factors as they change during her labor. This analysis is shown graphically and her labor is ranked with percentiles. This adds precision and consistency to the evaluation of labor, removing much of the subjectivity and inconsistency compared to traditional methods.

CALM Curve was tested in a clinical trial involving more than 11,000 first time mothers in seven Canadian and United States hospitals. When CALM Curve was introduced, cesarean rates fell from 19.54% to 17.04% at 6 months after introduction and to 16.62% at 12 months after introduction. This decrease occurred in settings where cesarean section rates were stable or rising. No other technologies or obvious changes coincided with these observations.

Uterine Rupture

Uterine rupture is a catastrophic complication that can occur during labor when there was a previous cesarean section. According to a study titled ‘‘Dystocia among women with symptomatic uterine rupture’’, published in the American Journal of Obstetrics and Gynecology in 2001 by E.F. Hamilton, E. Bujold, H. McNamara, R. Gauthier and R.W. Platt, approximately 0.2% to 1.5% of women will experience uterine rupture after a prior cesarean section. The study also found that one of the most serious potential complications is intrapartum uterine rupture, with a reported incidence ranging from 0.2 to 1.5% in these women. Other associated complications include hysterectomy, fetal death and permanent fetal injury.

In a retrospective analysis using CALM Curve, 42% of cases of uterine rupture were identified as characteristic of abnormal labor. This diagnosis was apparent on average 5 hours before the event, providing time for health care professionals to intervene so as to avoid this complication.

Birth Related Brain Injury

According to a study titled ‘‘The continuing fall of hypoxic-ischemic encephalopathy in term infants’’, published in the British Journal of Obstetrics and Gynaecology in 2000 by Smith J, Well L, Dodd K, and a study titled ‘‘Intrapartum risk factors for newborn encephalopathy: the Western Australia case-control study’’, published in the British Medical Journal in 1998 by Badaw N, Kurinczuk JJ, Keogh JM, Alessandri LM, O’Sullivan F, Burton PR, Pemberton PJ, Stanley, FJ, birth related brain injury occurs in approximately 1.1 to 3.0 babies per 1,000 live births.

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

Suboptimal care is often a factor in cases of birth related brain injury. The most common problems were failure to recognize abnormal fetal heart rate patterns (in 25% to 35% of cases) and delays or failure to communicate these findings (in 21% to 27% of cases). In a review of successful claims by the Florida Neurologic Injury Compensation Association, a persistently abnormal non-reassuring fetal heart rate recording was seen in all cases. The single leading clinical diagnosis, accounting for 14% of cases in this series, was uterine rupture with attempted VBAC (Vaginal Birth after Cesarean). In another review of 290 malpractice cases, non-compliance with the standard of care regarding the monitoring of fetuses occurred in 30%.

CALM Patterns, which has been approved by the FDA and is expected to be commercialized in fiscal 2007, will identify, measure and label fetal heart rate patterns.

CALM ANNi, which is currently in product development, is being designed to analyze fetal heart rate patterns at regular intervals and classify the tracing into one of three groups representing increasing risk of brain injury. The actual impact of these technologies has not been measured in the field. Work in progress on these tools has been presented at a number of peer scientific meetings such as (i) the 24th Annual Clinical Meeting of the Society for Maternal — Fetal Medicine, February 2004; (ii) the Annual Clinical Meeting of the Society of Obstetricians and Gynecologists of Canada, June 2001; and (iii) International Symposium on Fetal Surveillance, Birmingham, United Kingdom, 2001.

Shoulder Dystocia

Shoulder dystocia with neonatal injury occurs in about 0.4 to 3 vaginal births per 1000, with short mothers, maternal obesity and large babies being the principal risk factors. The average fetal weight of babies experiencing shoulder dystocia with injury is around 4000g. Existing guidelines recommend consideration of elective cesarean when estimated fetal weight is greater than 5000g, or over 4500g in the presence of maternal diabetes.

CALM Shoulder Screen is a software tool to assess the risk of shoulder dystocia with injury at or before the onset of labor. Depending upon selected thresholds, its detection rates are between 30% and 68%. CALM Shoulder Screen uses easily available measures and greatly improves detection rates with a relatively small increase in the rate of caesareans. It also enables clinical teams to communicate risk effectively to patients when recommending a course of action.

Summary

We are a healthcare technology company focused on obstetrics. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United States.

Our software development team is based in Montréal, Quebec, Canada. The team designs, develops, tests and arranges delivery of our products to our customers. CALM is installed on site at hospital locations by our installation and support group. We also provide for customer training on site with the assistance of in-house training resources. At March 31, 2006 we had 57 employees located in Canada and the United States.

We have entered into an agreement with AON to assist hospitals in improving their risk management profile in obstetrics. This initiative provides a platform for healthcare facilities, their physicians, nurses, risk managers and insurers to work together in support of better outcomes, improved safety and reduced risk. AON works with health care facilities across the United States to help them maximize their ‘‘return on risk’’ by analyzing their risk profiles, providing front-end tools and delivering process-driven products that support better access and affordability of insurance for institutions and practitioners alike. Given the often-direct correlation between the quality of medicine in an organization and the cost of risk, providers can no longer afford to treat the two as unrelated.

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada, the United States and Europe. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in a number of markets. To this end, in October 2004, we entered into a distribution and marketing agreement with a U.S. based distributor. This agreement covers the United States. This distributor is responsible for direct sales of CALM to its customers in this territory. This distributor is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. We are currently interfacing our CALM software and product with the distributor’s charting applications. The interface process is expected to be completed in the current fiscal year. This interfaced product will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise.

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

We have developed and built our suite of products in house, using software development professionals and programmers, all of whom are available in the Montréal area. On site installation and training is done by our personnel and thereafter maintained at a 24 hour call/service center based in Montréal.

The healthcare technology industry is somewhat protected from economic cycles. We believe that the main driver of our growth will not be economic cycles, but will be whether or not the public, healthcare professionals and third party payors will support our technology.

We require, and have received, regulatory approval to market the previously described modules of CALM and CALM Curve and CALM Patterns in the United States, Canada and the European Union. Development of CALM ANNi is scheduled to take place in the coming years, after which it will be submitted to the FDA for regulatory review. However, there can be no assurance that development will be successful or even if development is successful, that we will receive regulatory approval for CALM ANNi. Because CALM Shoulder Screen is not a medical device, no regulatory approvals are required to market this product.

Marketing Initiatives

The following summarizes our marketing initiatives with respect to our CALM products:

•	our CALM products are marketed to customers who intersect the obstetrical industry (hospital labor and delivery units and physician practices represent the main users of current CALM products but the impact of the tools extends to include hospital administrations, individual physicians, the insurance industry, the court system and of course, patients);

•	our CALM products are marketed to hospitals and insurers across North America;

We have 2 types of products:

•	a clinical information system (CALM 3.0): this is the basic information and charting system used in hospitals to maintain patient data; this is a well established market which is in a replacement phase;

•	OB Guidance tools (or Decision Support Tools) which we believe are unique: CALM Curve, CALM Shoulder Screen and CALM Patterns. Through internal research and analysis with our customers, we are establishing that these tools can impact the landscape of the obstetrics market – to improve patient safety and reduce clinical risk and the financial burden of preventable errors;

Marketing and sales activities have been performed in the following ways:

•	in April 2005, we entered into a non-exclusive referral agreement with AON, through their Return on Risk initiative. Through AON and their financial relationships with hospitals, we are marketing our decision support tools to impact hospitals that have had preventable errors in obstetrics and who are looking to improve their financial picture as well as their safety record.

•	in 2004, we entered into a distribution and marketing agreement. The relationship with our distributor offers clients a unique chance to alter their workflow into a seamless interface; offering interoperability and eliminating the ‘‘island of information’’ which obstetrics has traditionally been in hospitals;

•	we intend to expand on existing and establish new distribution and marketing arrangements in additional markets; and

•	by our direct sales team with the objective of building a reference base of customers and users;

In 2006, we have begun marketing to insurers who carry the majority of the financial burden of shoulder dystocia. Most insurers are currently seeking risk reduction methods.

The following are our milestones for achieving our business objectives:

We intend to expand our presence in the North American marketplace. To this end, we will focus on the growth of our install base through our collaboration with AON by broadening our relationships in the insurance industry, through our distributor and their broad client base, and by marketing directly to hospitals through our own existing sales and marketing efforts.

We intend to develop our presence in the European Union to lay a foundation for additional marketing and distribution agreements in this geographic region and intend to pursue a variety of marketing programs and campaigns to enhance our visibility within the healthcare technology marketplace.

We also plan to develop new versions of our core technology with enhanced functionality and additional state-of-the-art clinical decision support tools to assist in achieving clinical and cost effective interventions.

Our Company’s objectives for fiscal 2007 are to:

•	Generate substantial product sales increases in the United States and Canada, thereby increasing our install base and related maintenance revenues;

•	Finalize and commercialize CALM Patterns in the United States and Canada;

•	Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

•	Complete the interface of CALM products with distributor documentation applications.

However, there can be no assurance we will be able to successfully achieve any of our goals.

Our operating results are a function of the following factors:

•	Customer demand for our products;

•	Costs associated with sales promotions and sales campaigns; and

•	Expenses related to product development (which are driven by the time frame required to complete project and staffing requirements).

Potential Products in Development Stage

We conduct most of our own core research. However, we participate with university-based research teams in programs of clinical validation. The stage of major products under development and their regulatory status is described below.

CALM Patterns

CALM Patterns is software that detects labels and measures fetal heart rate patterns. We have submitted CALM Patterns to the FDA and to Health Canada, and received regulatory clearance. In 2006, CALM Patterns also received a European CE Mark clearance. We expect to release CALM Patterns into the marketplace in fiscal 2007.

CALM ANNi

CALM ANNi is software that periodically assesses the baby’s risk of increasing levels of metabolic acidosis and hypoxic ischemic encephalopathy during labor which leads to brain damage. Research and development is expected to be completed by year end. The FDA regulatory classification for CALM ANNi has not yet been established. A classification other than that established for CALM Curve and CALM Patterns could materially increase the length of the FDA regulatory process.

Competitors’ Current Products

GE Medical Systems

GE Medical Systems offers the QS Prenatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information System is also complemented by a product suite of fetal monitors.

Phillips Medical Systems

Philips offers a Central Information System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors.

Hill-Rom Company, Inc.

Hill-Rom offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage.

SpaceLabs Medical

SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution. This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors.

Competitive Strategy and Position

Market Segment

CALM has been designed to address the needs of international obstetrical markets. While limited localization and/or translation efforts could be required, the clinical foundations of the products are generic to worldwide geographies.

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

Recognition of the central role of information technology in effecting change and improving quality

The Institute of Medicine (a part of the United States National Academy of Sciences, an organization which advises the US Federal Government on scientific matters), as well as other leading organizations and agencies in North America, are currently expressing the need to improve quality of care. They also indicate that information technology lends itself appropriately in support of this initiative. Decision support technologies could be of particular interest in this regard.

Educated consumers are taking a more active role in managing decisions regarding their own healthcare

North-American mothers are often educated and demanding patients. These patients often demand control of their healthcare decisions. They are also often computer literate and comfortable understanding the second opinion capacity of decision support tools.

Market Acceptance

We believe that we have validated the market acceptance of our products in several ways. For instance, we have successfully completed the conversion of a number of our clinical trial sites into commercial sites and have also made additional sales to new sites. Further, our distribution and marketing agreement with our U.S. based distributor and our agreement with AON provides evidence that the CALM technology has gained a measure of acceptance in the healthcare technology market.

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

We believe that the pace of replacement of Central Monitoring/Central Information Systems is gaining momentum as hospitals are looking to integrate their departmental systems into hospital wide clinical applications, ranging from centralized electronic patient record management to clinical decision assist solutions such as CPOE applications (Computerized Physician Order Entry systems).

We believe that the benefits for hospitals to have fully interfaced systems where patient, clinical and financial data flow easily across the enterprise outweigh the cost of replacing standalone legacy departmental systems.

Clinical decision support tools related to obstetrics, such as: CALM Curve, CALM Patterns, CALM Shoulder Screen and CALM ANNi represent the third generation of medical-based information technology solutions developed for this specific area. We believe that we will have an opportunity to experience significant growth as hospital administrators, risk managers, labor and delivery units of hospitals and insurance companies realize the benefits of having this type of application integrated within their prenatal care information system.

We believe that our strategy provides us with a number of market opportunities.

•	We believe that our decision support tools, by potentially improving an obstetrics unit’s risk profile, may provide risk managers and insurers with a means of addressing medical/legal concerns related to obstetrics;

•	We will offer CALM on a stand alone and interfaced basis directly to customers;

•	CALM will be interfaced into existing and future distributor charting applications and the distributor intends to offer these applications to its customer base;

•	We have designed CALM decision support tools to be compatible with leading Central Information Systems offerings from Phillips (Agilent), GE Medical and Hill-Rom. The CALM Curve interface to the GE Medical OB departmental system is commercially available;

•	We believe that our Clinical Information Systems will enable us to create a presence in international markets. We believe that we are currently the only manufacturer offering extensive real time decision support to this market; and

•	We intend to offer CALM Patterns as a risk management tool.

Our pricing strategy includes a combination of acquisition fees and licensing fees for the clinical assistance tools. In addition, maintenance fees provide for software enhancements after first year warranty provisions expire. Tools are priced in a way to reflect the size of hospitals as measured by the number of deliveries they perform every year.

Our central display and archival system represents a one time sales opportunity, together with annual follow-on fees covering maintenance and upgrades. We intend to offer the decision assistance tools for CALM product suite offerings such as Curve, Patterns, Shoulder Screen and ANNi on a per delivery basis. Calculating the deliveries for all North American hospitals, where there were in excess of 4 million births last year, using the full CALM product suite would represent a total addressable market opportunity of $800 million per annum in North America. However, there can be no assurance that we will be able to sell our products to this potential market.

Revenue by geographic area based on the location of our customers is as follows for the periods ended March 31, 2006, 2005 and 2004:

	2006	2005	2004
	$	$	$
Canada	165,528	296,629	25,098
U.S.A	1,416,976	763,668	16,921
Total	1,582,504	1,060,297	42,019

Financing Activities

We will require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America and Europe. We believe we have sufficient resources to fund operations through fiscal 2007. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

Intellectual Property

To the extent that our products are protected by intellectually property law in the jurisdictions where its products are sold, LMS is dependent on effective patent protections. We use external patent counsel for all work related to our intellectual property.

Our proprietary systems are currently protected by a total of twenty publicly disclosed patents or patent applications in Canada, the United States and the European Union. These patents commence expiring in June 2020.

Our patents are directed to methods and systems for monitoring obstetrics patients including the monitoring of labor progression and the monitoring of the condition of the foetus during labor.

Our patents issued and publicly available pending patent applications are summarized in the table below:

Name	Country	Filed	Number	Status	Expiry
Method and apparatus for evaluating labor progress during childbirth	Canada	June 2000	2,311,029	Issued March 2006	June 2020
Method and apparatus for evaluating labor progress during childbirth	United States	June 2000	6,423,016	Issued July 2002	June 2020
Method and apparatus for evaluating labor progress during childbirth	European Union	June 2001	01947064.0	Pending	Not Applicable
Method and apparatus for monitoring the condition of a fetus	Canada	April 2002	2,379,733	Pending	Not Applicable
Method and apparatus for monitoring the condition of a fetus	United States	April 2002	10/113,788	Pending	Not Applicable

Name	Country	Filed	Number	Status	Expiry
Method and apparatus for monitoring the condition of a fetus	European Union	March 2003	03709501.5	Pending	Not Applicable
Method and apparatus for displaying a heart rate signal	Canada	May 2002	2,384,516	Pending	Not Applicable
Method and apparatus for displaying a heart rate signal	United States	May 2002	6,907,284	Issued June 2005	May 2022
Method and apparatus for displaying a heart rate signal	European Union	April 2003	1,505,903	Issued December 2005	April 2023
Method and apparatus for identifying heart rate feature events	Canada	October 2003	2,447,861	Pending	Not Applicable
Method and apparatus for identifying heart rate feature events	United States	October 2003	10/698,232	Pending	Not Applicable
Method and apparatus for monitoring an obstetrics patient	United States	June 2003	10/600,990	Pending	Not Applicable
Method and apparatus for evaluating variations between health care service providers	PCT	August 2004	PCT/CA2004/001499	Pending	Not Applicable
Method and system for predicting likelihood of shoulder dystocia	Canada	Nov 2004	2,488,692	Pending	Not Applicable
Method and system for predicting likelihood of shoulder dystocia	US	Nov 2004	10/999,715	Pending	Not Applicable

Name	Country	Filed	Number	Status	Expiry
Method and system for predicting likelihood of shoulder dystocia	Europe	July 2005	05106762.7	Pending	Not Applicable
Method and apparatus for providing information related to labor progress of an obstetrics patient	US	June 2005 Jan 2006	60/687,855 11/330,942	Pending	Not Applicable
Method and apparatus for providing information related to labor progress of an obstetrics patient	PTC	March 2006	CA/2006/000417	Pending	Not Applicable
Method, apparatus and interface for estimating a level of risk in shoulder dystocia	US	October 2005	11/262,425	Pending	Not Applicable
Method, apparatus and interface for estimating a level of risk in shoulder dystocia	Canada	October 2005	2,524,932	Pending	Not Applicable

Much of the work, including some of the research methods, that is important to the success of our business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

Additionally, our internal policies require that confidentiality and non-competition agreements be executed with all distributors, manufacturers, strategic partners and employees.

Material Government Regulations

Some of our product approvals are governed by regulatory bodies such as the FDA and Health Canada, as disclosed elsewhere in this document.

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

On April 1, 2004, LMS (formerly Trophy Capital Inc.) acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. As a result, LMS became the legal parent company of LMS Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd. were transferred to LMS. Following the revrese takeover transaction with Trophy Capital Inc., historical financial information presented for comparative purposes by the legal parent company is that of LMS Medical Systems Ltd. In connection with the reverse takeover transaction described above, we changed our year-end to March 31 effective in 2004.

D.    Property, Plant and Equipment

Office Space

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LMS’ Management Discussion and Analysis of Financial Condition and results of Operations

The management’s discussion and analysis (‘‘MD&A’’) which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical Systems Inc. (‘‘LMS’’ or ‘‘the Company’’) for the three months ended March 31, 2006 and 2005, for the years ended March 31, 2006, 2005 and 2004. This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes to the financial statements of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and the year ended October 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, applicable to LMS, are set forth in Note 17 to the annual audited consolidated financial statements.

Note Regarding Forward-Looking Statements

Our MD&A contains forward-looking statements which reflect our Company’s current expectations regarding future events. The forward-looking statements in this annual report, which includes this MD&A describe our expectations on June 13, 2006. The forward-looking statements are often, but not always, identified by the use of words such as ‘‘seek’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘estimate’’, ‘‘expect’’ and ‘‘intend’’ and statements that an event or result ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’ or ‘‘might’’ occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the ‘‘Risk Factors’’ section of the Company’s form 20-F as well as our Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at June 13, 2006, there were 17,773,449 common shares outstanding, and 1,643,397 options, 101,230 deferred share units and 624,683 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. ‘‘We’’, ‘‘us’’, ‘‘our’’, ‘‘our Company’’ or ‘‘LMS’’ means LMS Medical Systems Inc. and its subsidiaries unless otherwise indicated.

Overview

For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynaecologists. LMS’s pipeline of proprietary software tools addresses critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrics and gynaecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network. Our core technology, CALM, was developed at the McGill University Faculty of Medicine, in Montréal, Canada, with Dr. Emily Hamilton, our VP, Medical Research, as the principal investigator.

The most significant accomplishments and developments for our Company in the past 12 months are set out below:

•	Realized record revenues of $1.6 million, an increase of 49% over prior year. In addition two installations occurred in fiscal 2006, for which revenues of approximately $300,000 should be recognized in fiscal 2007.

•	Recurring technical support and other revenues more than tripled from $187,000 to $707,000 in 2006.

•	Completed CALM 3.0, our labor and delivery product suite for large-scale health facilities. Since introduction, CALM 3.0 has been installed in a number of leading U.S. and Canadian based hospitals.

•	CALM Patterns received a European CE Mark clearance. CALM Patterns, with a scheduled commercial availability for fiscal 2007, is one in a series of proprietary risk management tools based on probabilistic models that are designed to provide clinicians with an objective real-time bedside means to more clearly and accurately assess clinical conditions, improve situational awareness and reduce risk.

•	Completed the development of CALM Shoulder Screen, a new product commercially available via a web interface. CALM Shoulder Screen focuses on the prediction of the risk of shoulder dystocia, a key obstetrical challenge.

•	Entered into an agreement with AON Risk Services, a subsidiary of AON Corporation (‘‘AON’’), to assist hospitals in improving their risk management profile in obstetrics. LMS and AON will work together to expand our customer base. AON will propose to its clients that they consider the implementation of LMS decision support tools to address key clinical indicators with their obstetrics practice.

•	Established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital administrators, clinicians, risk managers and insurers. To date, Dr. Thomas J. Garite, Professor Emeritus in the Department of Obstetrics and Gynecology at the University of California, Irvine, Editor in Chief of the American Journal of Obstetrics and Gynecology; Dr. Eric Knox, Professor of OB/GYN at the University of Minnesota, Dr. Marilyn Sue Bogner, President and Chief Scientist with the Institute for the Study of Human Error and Ms. Catherine Rommal, RNC, President of SCAHRM, have been appointed to the Advisory Board. Presiding as Chair is Mr. Harry G. Hohn of New York. Mr. Hohn is the former Chairman and Chief Executive Officer of New York Life.

•	Dr. Arthur Porter, Director General and CEO of the McGill University Health Center and former CEO of Detroit Medical Center, joined the Board of Directors effective January 16, 2006.

•	Dr. Henry Lerner, OB/GYN, FACOG, a Clinical Instructor at Harvard Medical School having medical, legal and risk management experience, joined LMS as a Clinical Market Development Specialist.

•	Added CALM Shoulder Screen and CALM Patterns to our distribution agreement with McKesson Information Systems.

•	Secured commitment for an installation of a first complete suite of CALM products, at the Calgary Foothills Hospital, including CALM Clinical Information System, CALM Curve, CALM Shoulder Screen and CALM Patterns (when released).

•	Received FDA clearance of a web based standalone CALM Curve product.

•	Raised $2.5 million in additional equity financing in May of 2006.

Strategies for development

We intend to expand our presence in the North American marketplace. To this end, we will focus on the growth of our install base through our collaboration with AON by broadening our relationships in the insurance industry, through our distributor McKesson Information Systems and their broad client base, and by marketing directly to the hospitals through our own existing sales and marketing efforts.

We intend to develop our presence in the European Union to lay a foundation for additional marketing and distribution agreements in this geographic region and intend to pursue a variety of marketing programs and campaigns to enhance our visibility within the healthcare technology marketplace.

We also plan to develop new versions of our core technology with enhanced functionality and additional state-of-the-art clinical decision support tools to assist in achieving clinical and cost effective interventions.

Our Company’s objectives for fiscal 2007 are to:

•	Generate substantial product sales increases in the United States and Canada, thereby increasing our install base and related maintenance revenues;

•	Finalize and commercialize CALM Patterns in the United States and Canada;

•	Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

•	Complete the interface of CALM products with McKesson’s documentation applications.

Our operating results are a function of the following factors:

•	Customer demand for our products;

•	Costs associated with sales promotions and sales campaigns; and

•	Expenses related to product development (which are driven by the time frame required to complete a project and staffing requirements).

Selected Annual and Fourth Quarter Financial Information

	Three-Months Ended March 31, 2006	Three-Months Ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2005	Year ended March 31, 2004	Year ended October 31, 2003
	$	$	$	$	$	$
Revenue
Software licenses	59,930	55,813	866,718	756,918	—	—
Hardware	—	—	8,579	115,775	—	—
Technical support and other	202,135	18,872	707,207	187,604	113,933	130,168
	262,065	74,685	1,582,504	1,060,297	113,933	130,168
Operating Expenses
Research and development costs	1,150,460	1,104,167	3,940,132	3,838,661	2,382,686	2,373,485
Investment tax credits	(157,273)	(84,961)	(327,227)	(521,396)	(887,783)	(1,024,097)
	993,187	1,019,206	3,612,905	3,317,265	1,494,903	1,349,388
Royalties and other direct costs	51,502	26,693	243,290	211,220	12,364	2,447
Administrative	714,256	730,778	2,776,919	2,354,400	1,694,089	1,590,783
Selling and market development	724,503	655,363	2,479,488	2,352,388	1,602,482	1,533,438
Customer support	234,811	179,946	952,248	748,515	568,241	445,975
Quality assurance	65,712	82,521	215,789	197,009	171,430	196,874
Stock Option Expense	186,821	205,000	735,070	485,000	—	—
Special charges	—	148,657	—	762,512	—	—
Amortization of property, plant & equipment and patents	72,091	82,023	246,947	182,415	153,244	188,368
Government Grant	—	—	(107,787)	—	—	(52,690)
Foreign exchange (gain) loss	63,836	(110,038)	64,050	(86,549)	(69,469)	(115,239)
	3,106,719	3,020,149	11,218,919	10,524,175	5,627,284	5,139,344
Operating loss	(2,844,654)	(2,945,464)	(9,636,415)	(9,463,878)	(5,513,351)	(5,009,176)
Financial expenses (income), net	(50,313)	(60,144)	(230,243)	(227,345)	122,564	270,304
Net loss	(2,794,341)	(2,885,320)	(9,406,172)	(9,236,533)	(5,635,915)	(5,279,480)
Basic and diluted loss per share(A)	(0.17)	(0.18)	(0.57)	(0.60)	(0.93)	(1.64)
Cash flow related to:
Operating activities	(1,250,507)	(2,174,370)	(6,009,720)	(8,287,001)	(4,876,334)	(4,614,776)
Investing activities	(74,700)	(9,061,267)	8,693,256	(9,300,566)	(154,191)	(35,906)
Financing activities	(13,004)	2,189,712	(46,323)	19,000,433	5,990,832	4,634,498

(A)	After giving effect to the share exchange ratio of 2.70727 (see Reverse Takeover Transaction).

	March 31, 2006	March 31, 2005
	$	$
Balance sheet data
Cash and short term investments	5,481,202	11,807,572
Total assets	7,301,200	14,768,368
Total long-term debt (including current portion)	85,816	83,663
Total shareholders’ equity	4,794,762	12,703,900

Selected Quarterly Financial Information

	2006
	Q1	Q2	Q3	Q4	Total
Revenue	267,915	550,704	501,820	262,065	1,582,504
Operating Loss	2,528,505	2,183,677	2,079,579	2,844,654	9,636,415
Net Loss	2,462,026	2,133,244	2,016,561	2,794,341	9,406,172
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.12)	(0.17)	(0.57)

	2005
	Q1	Q2	Q3	Q4	Total
Revenue	231,457	76,339	677,816	74,685	1,060,297
Operating Loss	1,849,493	2,334,647	2,334,274	2,945,464	9,463,878
Net Loss	1,801,260	2,275,272	2,274,681	2,885,320	9,236,533
Basic and Diluted Net Loss per Share	(0.13)	(0.16)	(0.15)	(0.18)	(0.60)

Results of Operations

For the 3 months ended March 31, 2006 compared
to the 3 months ended March 31, 2005

Revenue

Revenue for the three-month period ended March 31, 2006 increased to $262,065 from $74,685 in 2005. The revenue from maintenance services increased to $202,135 for the three months ended March 31, 2006 from $18,872 for the three months ended March 31, 2005. This is due to the cumulative effect of additional installations in 2006 and an overall increased client base. Revenue from the sale of software licenses was stable at $59,930 compared to $55,813 in the prior year.

Royalties and Other Direct Costs

These expenditures include royalties, purchases of hardware and other direct costs related to achieving revenue. The current quarter expense was $51,502 compared to $26,693 for the same quarter of the prior year. This change is due to increased revenues. The royalty payments relate to third party software used in installations of LMS software products.

Research and Development

Research and development expenditures, before investment tax credits of $1,150,460 for the three month period ended March 31, 2006 are in line with $1,104,167 in 2005. Overall decreases in expenditures, subsequent to the release of CALM 3.0, in mid 2006, were offset by higher non-cash bonus expense recorded in the period of approximately $87,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $157,273 for the three months ended March 31, 2006 compared to $84,961 for the same period in the prior year. The final quarter of 2006 included $67,000 related to excess investment tax credits received over the estimates for prior periods. All research, development and clinical trial costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses for the three-month period ended March 31, 2006 of $714,256 decreased from $730,778 for the period ended March 31, 2005. Overall decreases in expenses incurred for consulting fees and general office expenses, were offset by higher non-cash bonus expense of $110,000 for the period.

Selling and Market Development

As a result of increased sales activity, selling and market development expenses were $724,503 for the three-month period ended March 31, 2006 compared to $655,363 for the three months ended March 31, 2005. The increase is due to increased sales activity as well as additional employees in product development and related recruitment activities.

Customer Support

The total expenses for this department increased to $234,811 for the three months ended March 31, 2006 from $179,946 for the same period in 2005. The increase is due to additional staff and related expenses required to service an increased installed client base and increased non-cash bonus expense recorded in the period.

Quality Assurance

These expenses were $65,712 for the three-month period ended March 31, 2006, compared to $82,521 for the same period in the prior year. The 2005 expenses were higher due to the legal and professional fees incurred in association with obtaining the United States Food and Drug Administration’s approval for CALM Patterns.

Special charges

The Company incurred no special charges in the three-month period ended March 31, 2006, compared to $148,657 in 2005. In 2005, LMS incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the American Stock Exchange which occurred on February 15, 2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges.

Stock Option Expense

The Company incurred $186,821 in stock option expense during the three-month period ended March 31, 2006 compared to $205,000 for the same period in the prior year. The number and the fair value of the options granted in 2005 was greater than in 2006, resulting in a higher quarterly expense. The Company records stock option expense for all stock option awards subsequent to November 1, 2003, when the Company adopted the transitional provisions of section 3870 Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

Foreign Exchange

For the three-month period ended March 31, 2006, the Company incurred a foreign exchange expense of $63,836 compared to a gain of $110,038 for the same period in 2005 resulting from variation in the US currency rate against the Canadian dollar and the expansion of our activities in the United States.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the three-month period ended March 31, 2006 was $2,844,654 compared to $2,945,464 for the same period in 2005.

We generated net interest, from short-term investments of $50,313 for the three-month period ended March 31, 2006 compared to $60,144 in the three months ended March 31, 2005.

As a result, the net loss for the three-month period ended March 31, 2006 totalled $2,794,341 ($0.17 per share) compared with $2,885,320 ($0.18 per share) for the three-month period ended March 31, 2005.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Revenue

Our revenue for 2006 increased by $522,207 or 49% to $1,582,504 compared to $1,060,297 in 2005. Software license sales increased to $866,718 in 2006 compared to $756,918 in 2005. Hardware revenue was $8,579 compared to $115,775 in 2005 and technical support revenue was $707,207 compared to $187,604 in 2005. Hardware sales during the current period were lower than the prior year. Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs. LMS records distributor revenues net of distributor royalties. The increase in technical support revenue is a function of our continually increasing install base of client hospitals. As a majority of our revenues are generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Royalties and Other Direct Costs

Our expenditures for royalties and other direct costs totalled $243,290 in 2006 compared to $211,220 in 2005. The amounts in 2005 are explained predominantly by the cost of hardware in the amount of $113,000 related to single hardware sale. Royalties on software sales, which accounted for $85,000 in 2006 compare to $56,000 in 2005, other direct costs related to achieving revenue accounted for the balance of the increase. The royalty payments relate to third party software used in installations of LMS software products.

Research and Development

Research and development expenditures, before investment tax credits, amounted to $3,940,132 in 2006 and were in line with the $3,838,661 incurred in 2005. Overall decreases in expenditures, subsequent to the release of CALM 3.0, in mid 2006, were offset by higher non-cash bonus expense recorded in 2006 of approximately $100,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $327,227 in 2006 compared to $521,396 in 2005. In 2005, $255,000 of excess investment tax credits, over the estimates made in prior periods, was received and recorded compared to $67,000 in this regard in 2006. All research, development and clinical trial costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses for 2006 were $2,776,919 compared to $2,354,400 for the same period in 2005. The increase relates primarily to non-cash expenses including $185,000 of non-cash bonus and $150,000 of incremental director deferred share unit compensation. Other increases in expenses related to public company expenditures and increased travel and investor relations activities.

Selling and Market Development

As a result of increased sales activity, selling and market development expenses were $2,479,488 in 2006 compared to $2,352,388. The increase is also due to an incremental non-cash bonus of $68,000 recorded in 2006 as well as additional employees in product development and related recruitment activities.

Customer Support

The total expenses for this department were $952,248 in 2006 compared to $748,515 in 2005. The increase is a result of an increased number of employees and related expenses required to support an increased installed base of clients. An incremental non-cash bonus expense of $62,000 was also recorded in 2006.

Quality Assurance

The total expense for this department increased slightly to $215,789 in 2006 from $197,009 in 2005. The increase is primarily due to an incremental non-cash bonus expense of $18,000.

Special charges

In 2005, LMS has incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the American Stock Exchange which occurred on February 15, 2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges and represent an amount of $762,512 in 2005, compared to none in 2006.

Stock Option Expense

The Company incurred $735,070 in stock option expense in 2006 compared to $485,000 in 2005. The 2006 expense reflects the expense of options granted in 2005 and 2006, resulting in a higher overall expense in 2006. As well, the 2005 expense reflects only half a year of option expense, as the options were granted in September 2004. The Company records stock option expense for all stock option awards subsequent to November 1, 2003, when the Company adopted the transitional provisions of section 3870 Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

Government Grants

In 2006, the Company recorded $107,787 related to a government grant which was received during the period, compared to nil in 2005.

Foreign Exchange

In 2006 the Company incurred a foreign exchange loss of $64,050 compared to a gain of $86,549 recorded in 2005. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for 2006 was $9,636,415 compared to $9,463,878 for the same period in 2005.

Net financial income totalled $230,243 for 2006 compared to $227,345 in 2005. The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, net loss for 2006 totalled $9,406,172 ($0.57 per share) compared with $9,236,533 ($0.60 per share) for 2005.

For the year ended March 31, 2005 compared to the year ended March 31, 2004

Our results for the twelve month period ending March 31, 2004 are unaudited, since those results are part of our results for the five-month period ended March 31, 2004 and our full fiscal year ended October 31, 2003.

Revenue

Our revenue for the year ended March 31, 2005 was $1,060,297 compared to $113,933 for the year ended March 31, 2004. In 2005, revenue was comprised of $756,918 for software licenses and support, $115,775 for hardware sales and $187,604 for technical support service agreements. In 2004 revenue was derived only from fees we earned from existing technical support service agreements with our customers. The increase in sales is a function of sales of 7 additional software licenses, including the related training and installation, along with an increase in the amount of revenue generated from technical support service agreements as we increase our install base. For some sales, at the customer’s request, we sold hardware for an amount of $115,775.

Royalties and Other Direct Costs

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

Research and Development

Our expenditures before investment tax credits amounted to $3,838,661 in 2005 compared to $2,382,686 in 2004. All research, development and clinical trial costs are expensed by our Company. The change stemmed mostly from an increase in consulting fees of $1,138,000 as we hired an additional 17 contract employees as well as outsourced certain specific project milestones in order to achieve the development objectives during the period. These objectives include the release of version 3.0 which is expected to occur in the second quarter of fiscal 2006. We also increased the number of permanent employees during the year resulting in a increase in salary levels by $233,000.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $521,396 in 2005 compared to $887,783 in the prior year. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%. Moreover the federal tax credits will be applied in the future against our income taxes payable and will not be refunded in the year we incurred the research and development expense The decrease in total tax credits recorded is a function of both the valuation allowance applied against the federal tax credits, and also a decrease in the amount of provincial tax credits recorded based on the Company’s assessment of the refundable nature of these credits.

Administrative

Administrative expenses for the year ended March 31, 2005 totalled $2,354,400 compared to $1,694,089 for the same period in 2004. The change is predominantly the result of an increase in consulting fees in 2005. This increase was comprised of an increase in legal, accounting, audit and investor relations fees resulting from being a public company, along with director’s fees and an amount related to an employee settlement. Other expenses also increased during the period, resulting from increased office lease expenses from a short term lease to accommodate consultants, as well as increased insurance for commercial, product and director and officer coverage.

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

Selling and Market Development

Selling and market development expenses increased to $2,352,388 for the year ended March 31, 2005 from $1,602,482 for the year ended March 31, 2004. This change is mainly the result of an increase in salary expense during the period resulting form the hiring of five employees; one in product management, one in marketing, one clinical specialist and two sales staff. Travel costs also increased over the period, as a function of the higher number of sales staff and also as a function of increased trips associated with sales support relating to the additional licenses sold during the year and increased presence at trade shows. The increase also includes related commission expense associated with the additional sales and finder’s fees associated with hiring the additional sales staff. As well, there was also a higher amount of office and other costs, as we increased our spending on market research and spent more on promotional material to broaden the reach of our sales team.

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

Quality Assurance

The total expense for this department increased slightly to $197,009 for the year ended March 31, 2005 from $171,430 for the year ended March 31, 2004. This increase is a function of additional legal fees incurred with respect to obtaining the FDA approval for CALMTM patterns.

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

Cash flows

Summary of operating position

Cash flow related to operating activities	3 months ended March 31, 2006 $	3 months ended March 31, 2005 $	Year ended March 31, 2006 $	Year ended March 31, 2005 $	Year ended March 31, 2004 $ [unaudited]	Year ended October 31, 2003 $
Operating before net change in non-cash items	(2,340,715)	(2,935,672)	(7,774,816)	(8,456,493)	(5,521,408)	(4,701,186)
Net changes in non-cash operating working capital items	1,090,208	761,302	1,765,096	169,492	645,074	86,410
Cash flow related to Operating activities	(1,250,507)	(2,174,370)	(6,009,720)	(8,287,001)	(4,876,334)	(4,614,776)

For the three-months ended March 31, 2006 compared to three-months ended March 31, 2005

Cash flows used in operations totaled $1,250,507 for the three-month ended March 31, 2006 compared to $2,174,370 used in 2005. This decrease is due to increases in cash resulting from non-cash working capital items. Investment tax credits, accounts receivable and prepaid expenses decreased in aggregate by $733,000 and accounts payable and deferred revenues increased by $330,000 both providing additional cash from operations. In addition, the loss from operations was also lower by about $91,000.

Cash flows related to investing activities was an outflow of $74,700 for the three months ended March 31, 2006 compared to an outflow of $9,061,267 for the same period in 2005. The difference relates mainly to the purchase of short-term investments of $8,926,020 in 2005 from the proceeds of the equity financings. The remainder of the cash flows used in the period relates to $24,700 [2005 – $135,247] of additions to property, plant and equipment and capitalized costs related to patent acquisitions.

Cash flows related to financing activities was an outflow of $13,004 for the three months ended March 31, 2006, relating to repayment of long-term lease obligations, compared to a net inflow of $2,189,712 in 2005. The inflow in 2005 relates to cash raised from the exercise of warrants offset by related issue costs and payments on long-term lease obligations.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Cash flows used in operations totaled $6,009,720 for 2006 compared to $8,287,001 for 2005. The difference relates to an increase in our net loss of $169,639, increase in stock based compensation of $786,784 and an increase in cash from non cash working capital items of $1,595,604. The non cash working capital increased as a result of decreases in accounts receivable of $176,152 and research and development tax credits receivable of $922,888, a reduction in prepaid expenses of $220,614 and an increase in accounts payable and deferred revenues and deposits from distributors of $445,442.

Cash flows provided by investing activities totaled $8,693,256 for 2006 compared to cash used of $9,300,566 for 2005. The difference relates mainly to the purchase in 2005 and maturity in 2006 of short-term investments of $8.9 million. The remainder of the cash flows used in the period relates to $123,719, [2005 – $300,323] of additions to property, plant and equipment and $96,608 [2005 — $74,223] related to capitalized costs related to patent acquisitions.

During 2006, we used $46,323 in financing activities related to repayment of obligations under capital leases, compared to inflows of $19,000,433 in 2005. In 2005, we completed an equity financing whereby we raised gross proceeds of $12,000,000. Options and warrants were also exercised raising an additional $154,095 and $6,947,820 respectively. Share issue costs for these transactions were $865,625. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. In 2005 we also repaid obligations under capital leases for an amount of $45,473.

For the year ended March 31, 2005 compared to the year ended March 31, 2004

Our results for the twelve month period ending March 31, 2004 are unaudited, since those results are part of our results for the five-month period ended March 31, 2004 and our full fiscal year ended October 31, 2003.

Cash flows used in operations totaled $8,287,001 for the year ended March 31, 2005, compared to $4,876,335 for the year ended March 31, 2004. The main reason for the difference relates to an increase in our net loss to $9,236,533 for the year ended March 31, 2005 compared to $5,635,915 in the prior year. This was offset by $597,625 in non-cash items relating to the recording of stock option expense, a charge for share units granted under the deferred share unit plan for the payment of director’s quarterly compensation, and a charge for shares to be issued under the Company bonus plan, for $485,000, $56,625 and $56,000 respectively. This was also reduced for depreciation and amortization. The $169,492 related to the net change in non cash working capital items related mainly to an inflow from the increase in deferred revenues and deposits from distributors and a decrease in prepaid expenses offset by an outflow relating to the increase in accounts receivable. In the prior year the net loss was reduced by accreted interest on the convertible debentures as well as amortization of assets and the change in non cash working capital items of $645,073.

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

Future Outlook

Our focus in 2006 has been to continue to develop our product offering, as evidenced by the release of CALM 3.0 and CALM Shoulder Screen and the FDA approval of the web based version of CALM Curve. In fiscal 2007, we are focusing on substantially increasing sales and expanding our customer base. It is also our goal to release CALM Patterns.

Our revenue is expected to increase significantly in 2007 compared to 2006, predominantly due to the fact that we have released CALM 3.0, a building block for growth, and currently have a number of orders pending for this product. We expect to install CALM 3.0 in a number of hospitals in the United States in the coming months and expect that we will have additional sales of this product throughout the year. As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the increase in our install base. We also expect that the release of CALM Shoulder Screen will add to our customer base and product revenue in 2007.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely interface of our systems with a distributor, continuing the development of our CALM suite of products, and releasing CALM Patterns.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. Costs of hardware are typically a higher percentage of the related hardware revenue than other direct costs. We do not intend to sell hardware unless required by customers.

Selling and market development expenses are expected to increase, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development. We will focus our sales efforts on CALM 3.0 and CALM Shoulder Screen as well as continue to broaden our sales reach and customer focus.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2006. Customer support expenses will increase due to an increased installed hospital base, but we expect these increases to be more than offset by increased software and maintenance revenues. Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in the total expenses. We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing may be required to support our operations in the future.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $50.2 million from equity-based financings.

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in North America and internationally.

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

Liquidity and Capital Resources

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America and Europe.

Long-term Debt and other Cash Obligations

As at March 31, 2006 we had no debt other than obligations under capital leases, which totalled $101,000 (including interest) and are repayable over the next 5 years. Our other operating obligations originate from our operating leases. Our total contractual cash obligations are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
Capital Leases	45,000	28,000	25,000	3,000	—	—	101,000
Operating Leases	231,000	213,000	10,000	10,000	7,000	2,000	473,000
Total	276,000	241,000	35,000	13,000	7,000	2,000	574,000

Under a lease agreement, for our premises, we are required to issue a letter of credit for an amount of $50,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

Other agreements

Prior to 2006, LMS entered into a license agreement with a third party in connection with databases to be used within its software products. The license agreement is renewable every year and provides non-transferable, non-exclusive licenses until June 2006 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

Under a research agreement entered into in 2006, LMS is committed to payments for research expenses of $42,000 in fiscal 2007 and 2008 for a total of $84,000.

Under a value added marketing agreement entered into with a distributor, involved in the development and sale of system tools for hospitals in North America, LMS is committed to developing the interfacing of its software with a distributor. In addition, LMS agreed not to enter into similar agreements with certain competitors of a distributor. LMS has the right to interface its software with other parties. In connection with this agreement, the distributor agreed to acquire licenses and advanced cash consideration of US$500,000 [$649,000].

Shareholders’ Equity

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $50.2 million from equity-based financings (as at May 31, 2006).

At March 31, 2006 the total Capital Stock of the Company was $47.7 million compared to $47.6 million in the prior year. In fiscal 2006, Capital Stock increased $49,666 as a result of shares issued under the non-cash bonus and Deferred Share Unit plans. Contributed Surplus increased to $2,153,743 as a result of the exercise of expiry of warrants of $163,565 (with a corresponding decrease in warrants balance) and an amount of $735,070 related to stock based compensation that was recorded in the consolidated statement of operations. LMS also recorded $226,925 related to the director’s Deferred Share Unit plan and $485,373 related to the share bonus plan.

Related Party Transactions

We enter into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions are management fees expenses amounting to $191,532 and $184,167 for the years ended March 31, 2006 and 2005, $75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Balances due in connection with these transactions amount to nil as at March 31, 2006 and March 31, 2005 respectively.

Reverse Takeover Transaction

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems

Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd. were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS Medical Systems Ltd. The historic shareholder’s equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

In connection with the reverse takeover transaction described above, LMS changed its year-end to March 31 effective in 2004.

Dividends

During the year ended October 31, 2003, we declared a stock dividend on our preferred shares. The dividend was payable in preferred shares of LMS and had a value for accounting purposes of $907,227. In October 2003, these preferred shares were converted into common shares of LMS. Other than the dividend mentioned above, no dividend has been declared on our common shares. We do not anticipate paying dividends in the next fiscal year.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17 of the consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. We recognize revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

Research and development expenses and Investment Tax Credits

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: [1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at March 31, 2006, our investment tax credit receivables recorded amount to $260,000 relating to our current year claim. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

Stock-based compensation plan

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, as permitted by Section 3870, we had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plan is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options.

Income taxes

We follow the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

Subsequent Events

From April 26 to May 19, 2006 1,250,000 common shares, were issued by LMS in private placements at $2 per share for total consideration of $2,500,000. Estimated share issue expenses of $175,000 will be recorded within deficit in fiscal 2007.

Off-Balance Sheet Arrangements

LMS does not have any off-balance sheet arrangements at March 31, 2006.

Foreign Operations and Foreign Currency Transactions

Large portion of our revenues and some of our expenses are generated in the Unites States. From October 31, 2002 to March 31, 2006 the Canadian dollar has appreciated against the US dollar by approximately 30%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

Risk Factors

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the Company’s Form 20F.

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining the Company’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2006, based on such evaluation.

Other MD&A requirements

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at www.sec.gov .

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors and Senior Management

The members of our Board of Directors and our senior management, including a brief biography of each are as follows:

Benoit La Salle, CA – Chairman since March 31, 2004

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Québec. He holds a Commerce degree from McGill University and a Masters of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently the Chief Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Vasogen Inc., and ART Advanced Research Technologies Inc.

Diane Côté – Director since March 31, 2004

Diane Côté is our President, Chief Executive Officer and one of our Directors. Ms. Côté is responsible for developing strategic and operating plans for our future growth and profitability. We have employed Ms. Côté on a full-time basis since October 2001. She had a 17-year career with IBM where she held various positions acquiring information technology, marketing and corporate experience. As Vice-President for Business Development and a Partner of Innovitech, a Montréal based management consulting firm for the last 10 years, Ms. Côté has been actively involved in strategic planning and development, with special focus on the positioning of innovative technologies. Ms. Côté is a board member of the Association of Health Technologies Industry (AITS) and of the Montreal Computer Research Center (CRIM).

Elaine Beaudoin, CA – Director since March 31, 2004

Elaine Beaudoin is a chartered accountant and a member of the Québec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. From 1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a Québec-based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions, private and public companies including, the Groupe Canam Inc., Hebdo Litho Inc. and Lower Canada College.

Terrance H. Gregg – Director since April 29, 2004

Terrance Gregg recently retired as President of Medtronic MiniMed, a world leader in diabetes management systems. Mr. Gregg was instrumental in Medtronic’s US$3.4 billion acquisition of MiniMed, Inc. in 2001. Mr. Gregg became President and Chief Operating Officer of MiniMed Inc. in 1996. He also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. Mr. Gregg currently serves as Chairman of the Health Advisory Board of the School of Policy, Planning and Development at the University of Southern California and as a member of the board of the Southern California Biomedical Council. Mr. Gregg serves on the boards of Amylin Pharmaceuticals Inc., Ocular Sciences Inc. and Specialty Laboratories.

Harry G. Hohn – Director since May 11, 2004

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

Dr. Arthur T. Porter – Director since January 16, 2006

Dr. Porter is Director General and CEO of the McGill University Health Centre (MUHC) in Montréal, Canada, one of the most comprehensive academic health centers in North America. From 1999 to 2004, Dr. Porter held the position of CEO of the Detroit Medical Center, a US$1.6 billion health system in one of the United States’ largest urban areas. In addition, Dr. Porter is on the Editorial Board of 13 scientific journals and has to his credit numerous scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences. Dr. Porter is, amongst others, a member of the Board of Directors and the Audit Committee of the Munder Funds, as well as a board member of Adherex, a publicly traded biotechnology company. Dr. Porter’s extensive international health background includes medical practice in radiation oncology, business and academic leadership positions in Canada, Europe, Africa and the United States.

Each of the Company’s directors holds office until the next meeting of shareholders or until his or her successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Yves Grou, CA

Yves Grou is our full-time Chief Financial Officer and Secretary. Mr. Grou is responsible for all financial matters including budget, revenue projections and management, investor advisory, cost control and procedures, legal compliance, audit, pricing and other related functions. He graduated from McGill University in 1976. Mr. Grou worked at Arthur Young Clarkson Gordon (known as Ernst & Young) before founding Grou La Salle & Associés, Chartered Accountants. Since 1996, Mr. Grou, in addition to his accountancy position at Grou La Salle & Associés, held the position of Chief Financial Officer for various private and public technology companies.

Emily Hamilton, MDCM, FRCSC

Emily Hamilton, MDCM, FRCSC, is our Vice-President, Medical Research. She is the founder of the CALM technology and responsible for Medical Research, which department is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy. She has been a full-time employee since 1996. Dr. Hamilton is an Associate Professor of Obstetrics and Gynecology, Faculty of Medicine, McGill University holding over 18 years experience as a practicing obstetrician. During her academic tenure, she has held various appointments, including Director of the Residency Education Program in obstetrics and gynecology, Director of Perinatology, as well as having served on numerous National Task Forces defining Clinical Guidelines for best practices.

Bruno Bendavid

Mr. Bendavid has been Vice-President, Operations and Development, since September 2006, and is responsible for establishing and leading the department in producing high quality software products that are compliant with medical device regulations. Mr. Bendavid has an in-depth knowledge of the CALM platform design and development as well as the underlying clinical research. Mr. Bendavid holds a Bachelor of Science in Computer Science and has been with LMS since its inception.

Business Management

Diane Côté – President, Chief Executive Officer and Director  –  Diane Côté directs our overall business management (see ‘‘Directors and Senior Management’’ under this item).

Yves Grou, CA – Chief Financial Officer and Secretary –  Yves Grou participates in our financial management and accounting practices (see ‘‘Directors and Senior Management’’ under this item).

Scientific Management

Emily Hamilton, Vice-President, Medical Research –  Emily Hamilton, MDCM, FRCSC, is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy (see ‘‘Directors and Senior Management’’ under this item).

None of the Company’s directors or officers has a familial relationship with any other director or officer of the Company.

None of the Company’s directors or officers was selected as a director or officer of the Company pursuant to any arrangement or understanding with major shareholders, customers or suppliers.

B. Compensation

No compensation of any kind was paid to our officers during the year ended March 31, 2006, March 31, 2005 and, the 5-month period ended March 31, 2004, except as set out below:

Summary Compensation Table

Name and Principal Position	Year(1)	Salary		Bonus(2)	Securities Under Option (4)	All Other Compensation
		$		$	#	$
Diane Côté	2006	212,520		105,197	NIL	NIL
President and	2005	192,500		NIL	210,982	NIL
Chief Executive Officer	2004	75,000		NIL	NIL	NIL
Yves Grou	2006	191,532		47,404	NIL	NIL
Chief Financial Officer	2005	184,167	(3)	NIL	200,000	NIL
	2004	75,000	(3)	NIL	NIL	NIL
Emily Hamilton	2006	166,980		49,593	NIL	NIL
Vice-President,	2005	156,250		NIL	66,188	NIL
Medical Research	2004	62,500		NIL	NIL	NIL
Bruno Bendavid	2006	151,666		40,000	50,000	NIL
Vice-President,	2005	140,000		NIL	19,777	NIL
Operations and Development	2004	105,000		NIL	NIL	NIL
Timothy S. Betts(5)	2006	176,517		20,123	NIL	NIL
Product Development Lead	2005	189,625		NIL	19,964	NIL
	2004	75,000		NIL	NIL	NIL

(1)	The compensation shown for 2004 covers the period from November 1, 2003 to March 31, 2004.

(2)	The bonuses were declared under the bonus plan approved for the fiscal 2006 year ending March 31, 2006. Under the bonus plan, the bonus is paid by issuing LMS common shares. The shares were issued subsequent to year end at $2.06 per share. Diane Côté, Yves Grou, Emily Hamilton, Bruno Bendavid and Timothy S. Betts received: 51,067, 23,012, 24,074, 19,417 and 9,768 common shares, respectively, for the period ended March 31, 2006.

(3)	This amount represents consulting fees paid to Groupe Conseils Grou, La Salle Inc. which is a related party.

(4)	Options exercisable at price ranging from $2.45 to $4.62.

(5)	Salary paid in US dollars.

Diane Côté

Diane Côté, our President and Chief Executive Officer, is employed pursuant to a written employment contract entered into as of October 9, 2001. The contract provides for a base compensation of $180,000 (currently $212,520) and a performance bonus payable upon the achievement of corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions. In the event that her employment is terminated as a direct consequence of a change of control, Ms. Côté is entitled to receive a 24-month indemnity based on the remuneration package and bonus for the previous year.

Yves Grou

Yves Grou, our Chief Financial Officer, is compensated through management fees paid to Groupe Conseils Grou, La Salle Inc. We paid management fees to Groupe Conseils Grou, La Salle Inc. of $192,532 and $184,167 for the year ended March 31, 2006 and 2005, $75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Benoit La Salle, a member of our Board of Directors, is also a director of Groupe Conseils Grou, La Salle Inc.

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

In addition, each of the persons set out above is entitled to participate in our bonus plan and stock option plan. Our bonus plan is described under ‘‘C. Board Practice – Report on Executive Compensation – Annual Bonus’’ and our stock option plan is described under ‘‘C. Board Practice – Report on Executive Compensation – Stock Options’’ and ‘‘B. Compensation – 2004 Stock Option Plan’’.

We do not provide any cash compensation for our directors who are also officers for their services as directors but our directors are entitled to participate in our stock option plan.

No pension, retirement fund and other similar benefits have been set aside for our officers and directors.

No compensation of any kind was paid to our directors during the year ended March 31, 2006, March 31, 2005 and, the 5-month period ended March 31, 2004, except as set out below:

Summary Compensation Table

Name	Year(1)	Deferred Share Unit Compensation	Deferred Share Units(2)	Value of DSU units at March 31, 2006(3)	Securities Under Option
		$	#	$	#
Benoit La Salle	2006	96,500	44,375	94,075	25,000
Director and Chairman	2005	17,413	6,424	13,620	25,000
of the Board	2004	NIL	NIL	NIL	NIL
Elaine Beaudoin	2006	30,499	14,068	29,825	10,000
Director	2005	5,337	1,969	4,175	25,000
	2004	NIL	NIL	NIL	NIL
Terrance H. Gregg	2006	32,500	14,854	31,490	10,000
Director	2005	6,213	2,292	4,859	25,000
	2004	NIL	NIL	NIL	NIL
Harry G. Hohn	2006	27,500	12,547	26,600	10,000
Director	2005	5,337	1,969	4,175	25,000
	2004	NIL	NIL	NIL	NIL
Dr. Arthur T. Porter(4)	2006	5,626	2,731	5,790	NIL
Director	2005	NIL	NIL	NIL	NIL
	2004	NIL	NIL	NIL	NIL

(1)	The compensation shown for 2004 covers the period from November 1, 2003 to March 31, 2004.

(2)	These units are issued on a quarterly basis, determined by dividing the deferred share unit compensation by the five day average price of shares at each quarter end. Upon termination of service, deferred share compensation is payable to a director, at the discretion of LMS, in cash, as determined by multiplying the number of Deferred Share Units by the fair value at that time, or shares determined as the total number of all Deferred Share Unit grants to the end of service.

(3)	Based upon the closing price on the Toronto Stock Exchange of $2.12 per share

(4)	Dr. Porter joined the board of directors in January 2006.

(5)	Options exercisable at price ranging from $2.45 to $4.62.

Stock Option Plan

The objectives of our compensation policies and programs are to recruit and retain directors and employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other healthcare technology companies across North America, and to align directors and employees’ interests with the long-term interest of our shareholders and our intermediate and long-term objectives. The Stock Option Plan is an integral part of achieving these objectives as it provides our directors and employees and our subsidiaries, as well as other persons who provide ongoing consulting services to us and to our subsidiaries, with the opportunity to participate in our growth and development.

Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan shall not exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

Following the reverse takeover transaction, all options were transferred to LMS and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from LMS for each option of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction, LMS created a stock option plan for employees (the ‘‘2004 Stock Option Plan’’), directors and certain external consultants, which was subject to shareholders’ approval. The 2004 Stock Option Plan was put in place to replace the stock option plan that LMS Medical Systems Ltd. had in place prior to the reverse takeover transaction. Pursuant to the terms of the 2004 Stock Option Plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of LMS common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan are non-assignable and non-transferable, and have a maximum term of 10 years. The new plan was approved at the shareholders’ annual and special meeting held on September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942. As of March 31, 2006, there was a total of 1,563,397 stock options outstanding.

Deferred Share Unit Plan

In fiscal 2005, LMS established a Deferred Share Unit plan (the ‘‘DSU Plan’’) that provides for the payment of directors’ quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the DSU Plan was approved. The maximum number of deferred share units issuable under the DSU Plan is 125,000. Prior to the approval of the DSU Plan by shareholders, and as of March 31, 2005, the Company provided for the related directors’ compensation expense of $56,625 within accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the DSU Plan by the shareholders, the Company reduced accrued liabilities and increased the deferred share units account for the deferred share units conditionally granted prior to approval of the DSU Plan.

Total director compensation expense for the year ended March 31, 2006 was $206,250 [2005 — $56,625], and 93,006 and 14,624 deferred share units related to 2006 and 2005 respectively were granted, for a total of 107,630 units granted under the DSU Plan to date. In 2006, LMS issued 6,400 shares in the amount of $15,680 for the redemption of 6,400 deferred share units as a result of the termination of service of a director.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2006, the shareholders will be asked to approve a resolution authorizing an amendment to the DSU Plan to increase the maximum number of common shares issuable under the DSU Plan from 125,000 to 250,000 and to give the Company the option to remit either cash or common shares to the holders of deferred share units to settle the payment thereof.

Share Bonus Plan

In fiscal 2005, LMS established a share bonus plan (the ‘‘Share Bonus Plan’’) that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is calculated by dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. The maximum number of shares issuable under the Share Bonus Plan is 250,000. Prior to the approval of the Bonus Plan by the shareholders and as of March 31, 2005, LMS provided bonuses totalling $56,000 [14,596 common shares], within the accounts payable and accrued liabilities as there was an possibility to remit cash. Following the approval of the Bonus Plan, the Company issued 13,872 common shares to its employees in the amount of $33,986 as payment of bonuses for the year ended March 31, 2005. For the year ended March 31, 2006, LMS has recorded bonus expense in the amount of $485,373 [235,618 common shares], within the shareholders’ equity section. The bonuses were approved by the Compensation Committee and the Board of Directors subsequent to year end.

Under the terms of the Share Bonus Plan, eligible officers and key employees of the Company and any of its wholly-owned subsidiaries will receive annual awards of common shares in the capital of the Company (the ‘‘Shares’’) based on the achievement of corporate and individual performance objectives established at the beginning of a fiscal year.

The maximum number of Shares issuable to any one person under the Share Bonus Plan shall be 5% of the Shares outstanding at the time of the issuance, on a non-diluted basis, less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury.

The maximum number of Shares which may be reserved for issuance to insiders (as defined in the Securities Act (Ontario)) under the Share Bonus Plan and/or any other previously established and/or proposed share compensation arrangements shall be 10% of the issued and outstanding common shares of the Company immediately prior to the share issuance in question, excluding common shares issued pursuant to other share compensation arrangements over the preceding one-year period (‘‘Outstanding Issue’’). The maximum number of Shares issuable to any one insider under the Share Bonus Plan and/or any other previously established or proposed share compensation arrangement within a one-year period shall be 5% of the Outstanding Issue. The target bonus for each eligible participant will be a percentage of the participant’s earned annual salary, and will be communicated to the participant directly and confidentially by his or her department manager. The target bonus will be calculated based on the following three factors: (a) individual performance, (b) corporate results and (c) departmental performance. The award of the target bonus will be based on a specific formula for each factor.

The bonus calculation will be based on earned annual salary as at March 31 of the applicable fiscal year, excluding bonuses and special remuneration. Where an eligible participant joins the Company during the fiscal year, or if there is a change in an eligible participant’s salary during the fiscal year, the bonus award will be pro-rated.

Until the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) becomes positive, all earned bonuses will be paid in Shares, based upon the price of the Shares on the TSX on the date the bonus is calculated. The Shares will be issued at the time they are earned.

If an eligible participant terminates his or her employment with the Company for reasons other than disability or retirement (or upon the death of the eligible participant), such participant (or the participant’s estate) will not be eligible for a bonus award in the fiscal year of termination, unless the Committee decides otherwise, upon the recommendation of the Chief Executive Officer.

As at June 13, 2006, 13,872 common shares representing 0.07% of the number of common shares of the Company currently outstanding have been issued under the Share Bonus Plan. Additional 235,618 common shares (1.3% of common shares currently outstanding) related to the payment of the 2006 bonus are expected to be issued shortly after June 13, 2006.

The Committee may amend the Share Bonus Plan at any time, or discontinue it at the beginning of any fiscal year. Depending on the nature of the amendment, shareholder approval may be required.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2006, the shareholders will be asked to approve a resolution authorizing an amendment to the Share Bonus Plan to increase the number of common shares issuable under the Share Bonus Plan from 250,000 to 500,000.

C.    Board Practices

Each of our directors will hold office until the next annual meeting of our shareholders in 2006 or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by death or other cause. None of our directors has a service contract with the Company providing benefits upon termination of their employment as a director.

Charter

The text of our Audit Committee charter is attached as Exhibit 15.1 to this Form 20F.

Composition of the Audit Committee

Our Audit Committee is comprised of Elaine Beaudoin, Benoit La Salle and Dr. Arthur T. Porter

Relevant Education and Experience of Audit Committee Members

Elaine Beaudoin, CA

Elaine Beaudoin is a chartered accountant and a member of the Québec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. From 1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a Québec based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions and private and public companies, including the Groupe Canam Inc., Hebdo Litho Inc. and Lower Canada College.

Benoit La Salle, CA

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Québec. He holds a Commerce degree from McGill University and a Masters of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently the Chief Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Vasogen Inc., and ART Advanced Research Technologies Inc.

Dr. Arthur T. Porter

Dr. Porter is Director General and Chief Executive Officer of the McGill University Health Centre in Montréal, Canada, one of the most comprehensive academic health centers in North America. From 1999 to 2004, Dr. Porter held the position of Chief Executive Officer of the Detroit Medical Center, a US$1.6 billion health system in one of the United States’ largest urban areas. In addition, Dr. Porter is on the editorial board of 13 scientific journals and has to his credit numerous scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences. Dr. Porter is, amongst others, a member of the board of directors and the audit committee of the Munder Funds, as well as a board member of Adherex Techonologies Inc., a publicly traded biotechnology company. Dr. Porter’s extensive international health background includes medical practice in radiation oncology, business and academic leadership positions in Canada, Europe, Africa and the United States.

Composition of the Governance, Compensation and Nominating Committee

Our Governance, Compensation and Nominating Committee is comprised of Terrance H. Gregg, Harry G. Hohn and Benoit La Salle. The Committee has its own charter and meets as often as is necessary to carry out its responsibilities.

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

Base Salary

In determining base salary for each executive officer, our Governance, Compensation and Nominating Committee considers the executive’s experience and position. Our Governance, Compensation and Nominating Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of our chief executive officer or, in the case of our chief executive officer, the recommendation of the chairman of our Governance, Compensation and Nominating Committee.

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership and the development of individuals responsible to the applicable officer. Our chief executive officer’s annual bonus is to be weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 66 2/3% on the achievement of corporate objectives and 33 1/3% on the achievement of individual objectives. Our corporate objectives for fiscal 2006 focused primarily on performance associated with the advancement of our clinical development programs, with other performance objectives being related to the development of our product pipeline and our intellectual property portfolio, our ability to operate within budget and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the Chief Executive Officer and to the other executive officers is 100%, with the individual’s weighted average performance assessment being multiplied by the maximum bonus percentage and by the individual’s base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, our Governance, Compensation and Nominating Committee considers the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives and from time to time by our Governance, Compensation and Nominating Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under ‘‘Annual Bonus,’’ with similar weightings applied to the achievement of corporate objectives and individual objectives.

D.    Employees

In addition to the individuals disclosed in ‘‘A. Directors and Senior Management’’ of this item, we have a staff of 27 research scientists, technicians and staff dedicated solely to our research and development and commercialization activities as well as a staff of 21 dedicated to our marketing, distribution and customer support efforts.

Fiscal year ended	Canada	United States	Total
March 31, 2006	48	9	57
March 31, 2005	43	9	52
March 31, 2004	33	7	40
October 31, 2003	32	6	38
October 31, 2002	29	7	36

E.    Share Ownership

With respect to the persons referred to above in ‘‘B. Compensation’’ of this item, the following table discloses the number of Common Shares (each share possessing identical voting rights) held and the percentage of Common Shares outstanding held by those persons at May 31, 2006.

Name	Title	No. of Shares(4)	Percent of Shares Outstanding
Benoit La Salle(1) (5)	Chairman of the Board	359,494	2.02%
Diane Côté(4)	President and Chief Executive Officer and Director	48,474	less than 1%
Yves Grou(1)(2) (4)	Chief Financial Officer and Secretary	377,538	2.12%
Emily Hamilton(4)	Vice-President, Medical Research	305,434	1.71%
Bruno Bendavid(4)	Vice-President, Product Development and Operations	11,982	less than 1%
Harry G. Hohn(5)	Director	95,000	less than 1%
Terrance H. Gregg(3) (5)	Director	99,216	less than 1%
Dr. Arthur Porter(5)	Director	—	nil
Elaine Beaudoin(5)	Director	7,100	less than 1%

(1)	Mr. LaSalle and Mr. Grou own together 309,950 Common Shares, held through PGL Capital Inc. in which they jointly have a 100% controlling interest.

(2)	Mr. Grou owns 67,588 common shares directly.

(3)	Held by Gregg Family Trust.

(4)	Excludes shares to be issued subsequent to June 13, 2006, relating to the 2006 bonus plan.

(5)	Excludes director deferred share units to obtain common shares that can be issued upon termination of service.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, at May 31, 2006. The stock options are for the purchase of our Common Shares.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share ($)	Expiry Date
Elaine Beaudoin	5,415	4.62	January 31, 2007
	10,000	2.45	September 14, 2010
	25,000	4.00	January 31, 2007
	10,000	2.06	March 31, 2011
Bruno Bendavid	8,528	4.62	January 31, 2007
	19,777	4.28	June 15, 2009
	50,000	2.45	September 14, 2010
Diane Côte	135,364	4.62	October 9, 2006
	210,982	4.28	June 15, 2009
Terrance H. Gregg	25,000	4.00	June 15, 2009
	10,000	2.45	September 14, 2010
	10,000	2.06	March 31, 2011
Emily Hamilton	66,328	4.62	January 31, 2007
	66,188	4.28	June 15, 2009
Harry G. Hohn	25,000	4.00	June 15, 2009
	10,000	2.45	September 14, 2010
	10,000	2.06	March 31, 2011
Benoit La Salle	8,122	4.62	January 31, 2007
	25,000	4.00	June 15, 2009
	25,000	2.45	September 14, 2010
	25,000	2.06	March 31, 2011
Yves Grou	200,000	4.28	June 15, 2009
Dr. Arthur Porter	10,000	2.06	March 31, 2011

We have established the 2004 Stock Option Plan, which was confirmed by our shareholders at a meeting of our shareholders held on September 15, 2004, for our directors, key officers, employees and consultants.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of May 31, 2006 and based on public filings, the following table sets forth the ownership of our Common Shares, warrants to purchase our Common Shares and options to purchase our Common Shares by each person known by us to own more than 5% of our issued and outstanding Common Shares:

Name	No. of Shares	Shares Outstanding	No. of Warrants	No. of Options	Shares Outstanding (Diluted)(1)
Business Development Bank of Canada	1,674,686	9.42%	—	—	8.22%

(1)	Includes the dilutive effect of outstanding warrants, stock options and shares issuable under LMS’s share and deferred unit plans.

As at May 31, 2006 there were 25 registered shareholders of record in the United States holding a total of 2,699,313 of our Common Shares representing 15.19% of our issued and outstanding Common Shares.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As at May 31, 2006, the total number of our issued and outstanding Common Shares beneficially owned by our directors and officers as a group was 994,288 (or 5.6% of our Common Shares).

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control.

B.    Related Party Transactions

Other than as set out below and in Note 11 to the audited consolidated financial statements of LMS, our management is not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect us or our subsidiaries.

LMS was acquired by our Company by way of a capital transaction. Pursuant to the terms of the transaction, we acquired 99.98% of the issued and outstanding shares of LMS in exchange, after giving effect to the 20 for 1 share consolidation, for 10,897,434 of our Common Shares, at a deemed price for regulatory purposes of $4.00 per share for aggregate consideration of $43,589,736. Pursuant to the terms and conditions of an agreement dated October 7, 2004, we acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary. In addition, we acquired all of the issued and outstanding warrants and options of LMS in exchange for warrants and options to purchase our Common Shares. The transaction was negotiated entirely at arm’s length. As a result of the share exchange, control of our Company passed to the former shareholders of LMS. Under this capital transaction, we are considered to be a continuation of the operations formerly carried on by LMS.

We enter into transactions in the normal course of business with Groupe Conseils Grou, La Salle Inc. LMS paid management fees to Groupe Conseils Grou, La Salle Inc., in consideration for Groupe Conseils Grou, La Salle Inc. making the services of Yves Grou available to LMS in his capacity as its Chief Financial Officer, amounting to $191,532 for the year ended March 31, 2006, $184,167 for the year ended March 31, 2005, $75,000 for the five-month period ended March 31, 2004 and $180,000, for the year ended October 31, 2003. Benoit La Salle, a member of our Board of Directors, is also a director of Groupe Conseils Grou, La Salle Inc. Yves Grou is a shareholder of Groupe Conseils Grou, La Salle Inc.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

•	Exhibit 15.2 contains the consolidated financial statements of LMS Medical Systems Inc. (‘‘LMS’’), the accounting acquirer, as at March 31, 2006 and 2005, and for the years ended March 31, 2006 and March 31, 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

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

B.    Significant Changes

Since March 31, 2006, the date of our most recent annual audited consolidated financial statements, no significant changes have occurred, other than the issuance of 1,250,000 common shares (representing 7% of the issued and outstanding shares as at May 31, 2006), from April 26 to May 19, 2006, pursuant to a private placement financing at $2 per share for total consideration of $2,500,000. Estimated share issue expenses of $175,000 will be recorded as part of our deficit in fiscal 2007.

ITEM 9 – THE OFFERING AND LISTING

A.    Offer and Listing Details

Our Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange. Prior to April 22, 2004, our Common Shares were listed on the TSX Venture Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading for our Common Shares on the TSX Venture Exchange prior to April 21, 2004 and on the Toronto Stock Exchange after April 22, 2004 in Canadian dollars and on the American Stock Exchange since our shares started trading on the American Stock Exchange in February 2005, in US dollars. The last reported sale price of our Common Shares on May 31, 2006 on the Toronto Stock Exchange was $2.05.

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange(5)
Year	High	Low	Volume(4)	High	Low	Volume(4)
Fiscal 2004(1)(2)	0.30	0.29	196,670	N/A	N/A	N/A
Fiscal 2005	6.75	3.50	3,609,950	3.55	3.00	174,800
Fiscal 2006	3.94	1.65	2,503,000	3.18	1.40	649,500

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange
Quarter	High	Low	Volume(4)	High	Low	Volume(4)
Q1 2005	6.75	4.00	1,184,650	N/A	N/A	N/A
Q2 2005	5.00	3.53	1,282,200	N/A	N/A	N/A
Q3 2005	4.90	3.80	679,600	N/A	N/A	N/A
Q4 2005	4.37	3.50	463,500	3.55	3.00	174,800
Q1 2006	3.94	2.60	540,700	3.18	2.12	205,800
Q2 2006	3.10	2.00	636,100	2.53	1.73	206,000
Q3 2006	1.97	1.65	812,700	1.80	1.40	166,600
Q4 2006	2.40	1.80	513,500	2.15	1.50	71,100

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange
	High	Low	Volume(4)	High	Low	Volume(4)
Dec-05	1.80	1.70	102,500	1.80	1.40	28,700
Jan-06	2.40	1.80	162,000	2.15	1.50	41,700
Feb-06	2.40	2.07	171,400	2.08	1.79	21,300
Mar-06	2.25	1.98	180,100	1.90	1.71	8,100
Apr-06	2.10	1.90	217,400	1.87	1.62	60,100
May-06	2.40	2.05	358,500	2.20	1.84	33,700

(1)	Commenced trading on February 26, 2004.

(2)	Prior to the consolidation of our Common Shares on a 20 to 1 basis on March 31, 2004.

(3)	Prior to April 22, 2004, our Common Shares were listed on the TSX Venture Exchange.

(4)	Aggregate trading volume of our Common Shares for each period presented.

(5)	Commenced trading on February 15, 2005.

B.    Plan of Distribution

Not applicable.

C.    Markets

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

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

For a summary of the Company’s memorandum and articles of association, please see Item 10 — Additional Information on page 65 of the Company’s 2005 annual report.

C.    Material Contracts

The following are our material contracts to which we or any member of the group is a party, for the two years immediately preceding publication of this Form 20F.

1.	2004 Stock Option Plan;

2.	Share Bonus Plan; and

3.	Directors’ Deferred Share Unit Plan;

Summary

The following is a summary of our material contracts other than those summarized elsewhere in this Form 20F. In connection with the capital transaction in substance and pursuant to the policies of the TSX Venture Exchange we entered into three separate escrow arrangements with certain of our shareholders.

1.	Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan shall not exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

Following the reverse takeover transaction described in note 1, all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS, for each option of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction, LMS created a stock option plan for employees ‘‘(2004 Stock Option Plan’’), directors and certain external consultants, which was subject to shareholders’ approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of LMS’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan are non-assignable and non-transferable, and have a maximum term of 10 years. The new plan was approved at the shareholders’ annual and special meeting held on September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942.

2.	In fiscal 2005, LMS established a Share Bonus Plan that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. The maximum number of shares issuable under this plan is 250,000.

Under the terms of the Share Bonus Plan, eligible officers and key employees of the Company and any of its wholly-owned subsidiaries will receive annual awards of common shares in the capital of the Company (the ‘‘Shares’’) based on the achievement of corporate and individual performance objectives established at the beginning of a fiscal year.

The maximum number of Shares issuable to any one person under the Share Bonus Plan shall be 5% of the Shares outstanding at the time of the issuance, on a non-diluted basis, less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2006, the shareholders will be asked to approve a resolution authorizing an amendment to the Share Bonus Plan to increase the maximum number of common shares issuable under the Share Bonus Plan from 250,000 to 500,000.

3.	In fiscal 2005, LMS established a Deferred Share Unit plan (the ‘‘DSU Plan’’) that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the DSU Plan was approved. The maximum number of deferred share units issuable under this plan is 125,000.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2006, the shareholders will be asked to approve a resolution authorizing an amendment to the DSU Plan to increase the maximum number of common shares issuable under the DSU Plan from 125,000 to 250,000 and to give the Company the option to remit either cash or common shares to settle the deferred share units.

D.    Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements (see ‘‘Item E. Taxation’’).

There are no limitations under the laws of Canada or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Common Shares other than those imposed by the Investment Canada Act. The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a ‘‘non-Canadian’’ as that term is defined in the Investment Canada Act.

Management of our Company believes that it is not currently a ‘‘non-Canadian’’ for purposes of the Investment Canada Act. If our Company were to become a ‘‘non-Canadian’’ in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a ‘‘non-Canadian’’ of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of $265 million for transactions closing in 2006, for ‘‘WTO investors’’ as defined under the Investment Canada Act. If our Company were to become a ‘‘non-Canadian’’ in the future, Management believes our Company would likely become a ‘‘non-Canadian’’ which is a ‘‘WTO investor’’. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving ‘‘WTO investors’’ where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher ‘‘WTO investor’’ thresholds do not apply.

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of ‘‘net benefit to Canada’’ based on the criteria set out in the Investment

Canada Act. Generally, investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed takeover of our Company by a ‘‘non-Canadian’’ would likely be subject only to the simple ‘‘notification’’ requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a ‘‘WTO investor’’ for purposes of the Investment Canada Act. Generally, a ‘‘WTO investor’’ is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a ‘‘WTO investor’’ is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 150 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least $5,000,000 before the ‘‘reviewable’’ transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a ‘‘WTO investor.’’

E.    Taxation

Considerations for US Holders

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to the holding and disposition of our Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the ‘‘Canadian Tax Act’’) is, at all relevant times, not resident nor deemed to be resident in Canada, deals at arm’s length and is not affiliated with us, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Tax Convention (1980) (the ‘‘Treaty’’) is, at all relevant times, a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada and who otherwise qualifies for the full benefits of the Treaty. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business or in an adventure or concern in the nature of trade. Holders who meet all criteria in classes (a) and (b) are referred to herein as a ‘‘U.S. Holder’’ or ‘‘U.S. Holders’’ and this summary only addresses the tax considerations to such U.S. Holders. This summary does not address special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder in force at the date hereof (‘‘Regulations’’), all specific proposals to amend the Canadian Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the United States or of any other jurisdiction outside Canada.

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. The tax liability of a U.S. Holder will depend upon the holder’s particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors with respect to their own particular circumstances.

Every US Holder is liable to pay a Canadian withholding tax on every amount that is or is deemed to be paid or credited to the US Holder as, on account or in lieu of payment, or in satisfaction of, dividends on the US Holder’s Common Shares. Under the Treaty, the rate of Canadian withholding tax is, if the US Holder is a company that owns at least 10% of our voting stock and beneficially owns the dividend, 5% and, in any other case, 15% of the gross amount of the dividend.

A U.S. Holder will generally not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of Common Shares provided that the shares do not constitute ‘‘taxable Canadian property’’ to the U.S. Holder at the time of disposition. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder if: (i) such shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time of the disposition; (ii) during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares or any series or class of our capital stock; and (iii) such holder does not use or hold the Common Shares in a business carried on in Canada.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury Regulations, published Internal Revenue Service (‘‘IRS’’) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

This discussion does not address any aspect of U.S. federal gift or estate taxes, or of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity.

US Holders

As used herein, a ‘‘US Holder’’ includes a holder of shares of the Corporation who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States other than persons subject to special provisions of United States Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal income tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at ‘‘Foreign Tax Credit’’ below). To the extent that distributions exceed our current and accumulated earnings and profits, they will be treated, first, as a return of capital up to the US Holder's adjusted basis in his or its shares, and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for net capital gains (as defined) are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for capital gains for a US Holder that is a corporation.

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

A US Holder that is a corporation and owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we are classified as a ‘‘passive foreign investment company’’).

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the US Holder, to a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces the United States Federal income tax itself on a dollar-for-dollar basis, while a deduction merely reduces the income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during the taxable year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States pre-credit Federal income tax liability that the US Holder's non-US source taxable income bears to his or its worldwide taxable income. In this limitation various items of income and deduction must be classified into foreign and domestic sources. Moreover, the limitations are applied separately to ‘‘passive income’’ (as defined) and all other income. The underlying rules are highly complex. US Holders and prospective Holders of our shares should consult their own tax advisors regarding the application of these rules to their individual circumstances.

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

Passive Foreign Investment Company

As a foreign corporation, we could potentially be treated as a passive foreign investment company (‘‘PFIC’’), with respect to our US Holders. As defined in Section 1297 of the Code, a foreign corporation with marketable shares, such as the Company, is a PFIC if 75% or more of its gross income in a taxable year is passive income, or the average percentage of its assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to a special tax regime with three potential prongs: (1) the qualified electing fund (‘‘QEF’’) regime; (2) the mark-to-market regime; and (3) the general section 1291 fund regime. Every US Holder may elect independently among the available regimes the regime he or it prefers.

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

Mark-to-Market Regime

Under the mark-to-market regime, US Holders are taxed currently, at ordinary tax rates, on gain or loss imputed to them based on marking their shares to market at the end of each year (with a corresponding adjustment to their bases in their shares). The mark-to-market regime is available only with respect to a PFIC with marketable stock, which includes stock, such as the Company’s, which is regularly traded on a national securities exchange. However, it may not apply to subsidiaries of the Company, which are not so traded.

Section 1291 Regime

Finally, under the general (Section 1291 fund) regime, US Holders are generally taxed, at ordinary rates, when they receive a distribution or realize a gain on their shares. Any ‘‘excess distribution’’ (as defined) or gain realized on a disposition (including a redemption) of shares is prorated over the affected US Holder's holding period for the shares, taxed at the maximum ordinary tax rates applicable in the relevant years, and charged with interest for the taxes gain or income attributed to prior years.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (each, a ‘‘United States Shareholder’’), we could be treated as a ‘‘controlled foreign corporation’’ under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States Shareholders in income of their pro rata share of our ‘‘Subpart F income’’ (as specially defined by the Code), which could include undistributed earnings of the entity. If we are both a PFIC and a controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States Shareholders of the controlled foreign corporation. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

The documents described herein may be inspected at 181 Bay Street, Suite 2500, Toronto, Ontario, Canada M5J 2T7 and are available to the public on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Certain documents described herein were filed with the SEC as exhibits to this Form 20F. The exhibits to this Form 20F are available to the public at the SEC’s website at http://www.sec.gov.

I.    Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As at March 31, 2006, we do not have long-term debt except our capital leases. The carrying value of the cash equivalents, short-term investments, accounts receivable, tax credits receivable and accounts payable is a reasonable estimate of their fair value because of their short maturities.

The carrying value of our capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to the Company on capital leases with similar terms and remaining maturities.

Currency Risk

Large portions of our revenues and some of our expenses are generated in the United States. From October 31, 2002 to March 31, 2006 the Canadian dollar has appreciated against the US dollar by approximately 30%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 –	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16 – [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

The board has determined that at least one audit committee financial expert serves on our audit committee. The named audit committee financial expert is Mr. Benoit Lasalle. Mr. Lasalle is an independent director.

ITEM 16B.    Code of Ethics

We have adopted a code of business conduct (the ‘‘Code of Business Conduct’’) that applies to all of our officers and employees, including the Chief Executive Officer and the Chief Financial Officer. The Code of Business conduct is available on our website at www.lmsmedical.com and included in this Form 20F as Exhibit 11.1.

The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, LMS Medical Systems Inc., 181 Bay Street, Suite 2500, Toronto, Ontario M5J 2T7, Canada.

There have been no amendments to the Code of Business Conduct during the 2005 fiscal year and no waivers were granted from any provision of the Code of Business Conduct during the 2005 fiscal year.

ITEM 16C. Principal Accountant Fees and Services

The fees billed by Ernst & Young LLP, Chartered Accountants, for services in the financial years ended March 31, 2006 and March 31, 2005, were as follows:

	2006	2005
Audit services	$114,000	$60,000
Audit related	14,000	202,000	(1)
Tax services(2)	19,000	62,000
	$147,000	$324,000

(1)	Audit related services consist mainly of accounting and assurance work related to the filing in connection with the reverse takeover transaction and filings with regulators in Canada and other assurance reports as requested.

(2)	Tax fees consist mainly of assistance provided by Ernst & Young LLP in connection with tax compliance, including US Corporate tax returns, research and development tax credit claims and other returns.

We have introduced procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and permitted non-audit services be submitted to the audit committee for approval prior to the beginning of any such services.

During fiscal year 2006, the audit committee approved 100% of the audit, audit related and tax services.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Exhibit 15.2 contains the consolidated financial statements of LMS Medical Systems Inc., (‘‘LMS’’) the accounting acquirer, as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and March 31, 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003.

The consolidated financial statements of LMS, the accounting acquirer, as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003 were prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. There are material measurement differences between United States and Canadian generally accepted accounting principles. A reconciliation of the consolidated financial statements to United States generally accepted accounting principles is set forth in Note 17 of the notes to the consolidated financial statements of LMS.

The March 31, 2006 consolidated financial statements are in the following order:

1.    Auditors’ Report;

2.    Consolidated Balance Sheets;

3.    Consolidated Statements of Operations;

4.    Consolidated Statements of Deficit;

5.    Consolidated Statements of Cash Flows; and

6.    Notes to Consolidated Financial Statements.

ITEM 18 – FINANCIAL STATEMENTS

Please see Item 17 above.

ITEM 19 – EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and By-laws:

(1)	Articles of Incorporation dated January 14, 2003; (1)

(2)	Articles of Amendment dated February 16, 2004; (1)

(3)	Articles of Amendment dated March 31, 2004; (1)

(4)	By-law Number 1; (1) and

(5)	By-law Number 2. (1)

2.	Material Contracts:

(1)	2004 Stock Option Plan; (1)

(2)	Share Bonus Plan; and

(3)	Directors’ Deferred Share Unit and Stock Plan.

3.	Subsidiaries:

(1)	List of our subsidiaries:

(i)	LMS Medical Systems (Canada) Ltd. (1)

(ii)	LMS Medical Systems (USA) Inc. (1)

4.     Code of Ethics:

(1)    Code of Business Conduct

5.    Certifications:

(1)    Certification of Chief Executive Officer

(2)    Certification of Chief Financial Officer

6.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002:

(1)	Certification of Chief Executive Officer

(2)	Certification of Chief Financial Officer

7.     Additional Exhibits:

(1) The Charter of our Audit Committee. (1)

(2) Consolidated Financial Statements of LMS Medical Systems Inc.

(1)	Previously filed as an exhibit to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2004 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LMS MEDICAL SYSTEMS INC./ SYSTÈMES MÉDICAUX LMS INC.
/s/ Diane Côté
Diane Côté President and Chief Executive Officer
/s/ Yves Grou
Yves Grou Chief Financial Officer

Date: June 14, 2006