Form 20-F
period 2007-03-31
LMS MEDICAL SYSTEMS INC
filed 2007-06-14
CIK 1286455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended number March 31, 2007

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

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.    21,228,724

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

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Please refer to Item 6 of this Part I.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A.    Selected Financial Data

The selected financial data for the fiscal period ended March 31, 2004 includes only the operations of LMS Medical Systems Inc. (‘‘LMS’’) commencing November 1, 2003 as well as the selected financial data for the years ended on March 31, 2006, March 31, 2005 and October 31, 2003.

The selected financial data of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, the five-month period ended March 31, 2004 and year ended October 31, 2003 were extracted from the audited consolidated financial statements of LMS. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed audited consolidated financial statements of LMS and related notes included in ‘‘Item 17 – Financial Statements’’, and should be read in conjunction with such financial statements and with the information appearing in ‘‘Item 5 – Operating and Financial Review and Prospects’’.

Reference is made to Note 16 of the audited consolidated financial statements of LMS included herein for a discussion of the material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, and their effect on our financial statements.

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

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Consolidated Balance Sheet Data	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003
	$	$	$	$	$
Capital Assets	500,308	550,167	502,196	343,973	315,289
Total Assets	5,993,764	7,301,200	14,768,368	4,040,164	1,810,777
Shareholders’ equity (deficiency)	2,593,377	4,749,762	12,703,900	2,409,527	(633,636)
Capital Stock	54,706,512	47,665,694	47,616,028	21,755,681	20,768,740
Common Shares issued and outstanding	21,228,724	16,523,449	16,503,177	9,157,434	8,490,861

Consolidated Statement of Operations Data	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005	5 months ended March 31, 2004	Year ended October 31, 2003
	$	$	$	$	$
Revenue	2,851,265	1,582,504	1,060,297	42,019	130,168
Operating loss	(9,431,003)	(9,636,415)	(9,463,878)	(2,201,397)	(5,009,176)
Net Loss for the Period	(9,312,111)	(9,406,172)	(9,236,533)	(2,272,139)	(5,279,480)
Basic and Diluted Loss per Share	(0.50)	(0.57)	(0.60)	(0.29)	(1.64)

Under United States Generally Accepted Accounting Principles (in Canadian dollars):

Consolidated Balance Sheet Data	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003
	$	$	$	$	$
Capital Assets	500,308	541,015	471,448	291,629	253,946
Total Assets	5,993,764	7,292,048	14,737,620	4,545,519	1,789,174
Shareholders’ equity (deficiency)	2,593,377	4,785,610	12,673,152	(2,885,118)	(655,239)
Capital Stock	55,480,952	49,127,542	49,077,876	24,640,853	23,653,912

Consolidated Statement of Operations Data	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005	5 months ended March 31, 2004	Year ended October 31, 2003
	$	$	$	$	$
Revenue	2,851,265	1,582,504	1,060,297	42,019	130,168
Operating loss	(9,421,851)	(9,614,819)	(9,442,282)	(2,194,223)	(4,988,400)
Net Loss for the Period	(9,302,959)	(9,384,576)	(9,214,937)	(2,463,313)	(5,440,598)
Basic and Diluted Loss per Share	(0.50)	(0.57)	(0.60)	(0.29)	(2.67)

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

	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	October 31, 2003
Average(1)	0.8785	0.8376	0.7818	0.7543	0.6954

	April 2007	March 2007	February 2007	January 2007	December 2006	November 2006
High	0.9035	0.8673	0.8631	0.8586	0.8760	0.8869
Low	0.8633	0.8467	0.8437	0.8457	0.8582	0.8715

(1) The average of the exchange rates on the last day of each month during the applicable year.

As of April 30, 2007, the exchange rate to convert one Canadian dollar into one US dollar was $0.9035.

B.    Capitalization and Indebtedness

Not	applicable.

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

Certain of our existing products, such as CALM ANNi™, are still in the development stage. There are significant risks, expenses and difficulties frequently encountered in establishing new products in the evolving healthcare technology industry, which is heavily regulated and characterized by an increasing number of market entrants, intense competition and a high failure rate. Further, there is a significant risk in the early stage of product development that the product will fail to operate as intended. There are no assurances that development of our new products will be completed in time or within budget. Although our Company is confident that the production of its existing development stage products is feasible, significant challenges could be encountered in shifting from development stage to commercial production and there can be no assurances that our development stage products will be commercially viable.

Regulatory approvals may not be obtained or may be withdrawn.

The sale and advertising of healthcare technology in Canada is governed by the Food and Drug Act (Canada), which is administered by the Therapeutic Products Division of the Health Protection Branch of Health Canada. The FDA governs the manufacturing, marketing and distribution of healthcare technology products in the United States. Manufacturers of such devices must submit evidence of device safety and efficacy to the Therapeutic Products Division of the Health Protection Branch of Health Canada for licensing and must provide the FDA with proof of safety and efficacy in human clinical trials. The process of obtaining such regulatory approvals can be expensive, uncertain and lengthy. Although our Company has obtained clearance from the Therapeutic Products Division of the Health Protection Branch of Health Canada and the FDA for CALM CIS, CALM Curve and CALM Patterns™, there can be no assurance that the Therapeutic Products Division of the Health Protection Branch of Health Canada or the FDA will license or clear for marketing new products developed by our Company (including CALM ANNi). Once obtained, product approvals can be withdrawn for failure to comply with regulatory requirements, the occurrence of unforeseen problems following initial marketing or other reasons. Failure to receive, or delays in receipt of, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, or a limitation on the intended use of our Company’s products, or the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our Company’s business, results of operations, financial condition and profitability.

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

As described in Section B under business operation, our CALM suite of products consists of Decision Support Systems and Clinical Information Systems. We believe that there are no direct competitors with respect to our Decision Support Tools, but this is no indication that this may not change. However, as more fully disclosed in the competition section, existing competition does exist in the market of Clinical Information Systems.

With respect to Clinical Information Systems, our existing and potential competitors have longer operating histories, including GE Medical Systems, Phillips Medical Systems, Hill-Rom Company, Inc. and SpaceLabs Medical (see ‘‘Item 4 – Information on our Company – B. Business Overview’’), larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. There are numerous existing competitive products on the market, with respect to Clinical Information Systems. GE Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information System is also complemented by a product suite of fetal monitors. Philips offers a Central Information System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors. Hill-Rom Company, Inc. offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage. SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution. This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors. If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may not become profitable.

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

A significant portion of our revenues, and year-end receivables, is generated through a limited number of distributors. Should this level not be maintained, it would take an extensive period of time to replace and could negatively affect our revenues and business.

In 2007, 73% of our revenues [2006 – 55%] were generated through one distributor and this distributor also accounted for 94% of our trade accounts receivable [2006 – 64%]. Should this level not be maintained, it would take extensive period of time to replace and could negatively affect our revenues and business.

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

Some of our directors and officers may have conflicts of interest as to management resources, ownership and interests between our Company and their own professional or corporate business(es) in which they may be involved. Benoit La Salle, the Chairman of our Board of Directors, and Yves Grou, our CFO, are also directors of Groupe Conseils Grou, La Salle Inc. We enter into transactions in the normal course of business with Groupe Conseils Grou, La Salle Inc. Our officers are appointed by our Board of Directors and may be changed at any time.

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

We do not believe we should be considered as a passive foreign investment company (‘‘PFIC’’) in 2006 and 2007 taxable years. We also believe that we should not be classified as a PFIC in 2008 taxable year. Due to the nature of calculations related to the PFIC classification, it may be possible that this classification may change in the subsequent years. Classification as a PFIC could have significant and adverse tax consequences for US holders of our Common Shares. It may be possible for US holders to mitigate these consequences by making a so-called ‘‘qualified electing fund’’ election. US investors should read carefully the discussion of PFICs under ‘‘Item 10 – Additional Information – E. Taxation’’ in this annual report and consult their tax advisers.

Loss of the AMEX stock exchange listing may limit LMS’ ability to complete financings in the United States.

LMS is listed on the Toronto Stock Exchange [‘‘TSX’’] and the American Stock Exchange [‘‘AMEX’’]. Towards the end of 2007, LMS did not meet certain AMEX minimum listing requirements relating to its shareholder equity and was notified by AMEX of this default. As allowed under the rules of AMEX, we presented a plan which would bring its listing requirements within the allowable listing requirement within 18 months from February 2007. This plan was accepted by the AMEX. As at March 31, 2007, we believe that we should be able to successfully implement this plan and thereby become in compliance with AMEX listing requirements. However, no assurance of guarantee can be given that AMEX will continue to list our securities.

ITEM 4 – INFORMATION ON THE COMPANY

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

After the completion of the reverse takeover transaction, we held more than 99.98% of the issued and outstanding shares of LMS Ltd. and all of the unsecured convertible debentures of LMS Ltd. Pursuant to the terms and conditions of an agreement dated October 7, 2004, we acquired the 0.02 percent of the issued and outstanding shares of LMS Ltd. that we did not own. LMS Medical Systems Ltd., which was incorporated in 1993, is now our wholly-owned subsidiary.

On March 31, 2004, at a meeting held prior to the closing of the purchase of the LMS Ltd. shares and LMS Ltd. unsecured convertible debentures, our shareholders approved the consolidation of our Common Shares on a 20 for 1 basis and approved changing our name from Trophy Capital Inc. to LMS Medical Systems Inc.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS Ltd. and is viewed, for accounting purposes, as the issuance of equity by LMS Ltd. to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. Our annual audited consolidated balance sheet as at March 31, 2007 and March 31, 2006, gives effect to the reverse takeover transaction. In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, by our Company is that of LMS Ltd. The historical shareholder’s equity of our Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented. In connection with the reverse takeover transaction described above, we changed our year-end to March 31 effective in 2004.

History of the Business

Since inception, LMS has been in the business of developing and commercializing a series of leading edge software-based products employed as decision support tools for obstetricians. LMS’s proprietary software tools: CALM Clinical Information Systems (‘‘CIS’’) and CALM risk management and clinical decision support tools including: CALM Shoulder Screen, CALM Curve and CALM Patterns address the critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor & delivery cycle, LMS’s unique technology provides obstetric teams and hospitals with state-of-the-art clinical decision support tools, assisting them in achieving clinical and cost effective interventions, while minimizing the risk to the patients. Our core technology, CALM (CALM is a registered trademark of LMS Medical Systems), emanated from the research at the McGill University Faculty of Medicine, in Montréal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

With a robust pipeline of products, LMS has been focusing its efforts in 2007 on the expansion of its sales and distribution network and growth of its revenues which was demonstrated with record revenues in 2007 and a substantial increase in the contract backlog.

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

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central Monitoring/Central Information Systems provide for central surveillance of activities in the birthing rooms within the labor and delivery unit. These systems also focus on administrative patient records as well as care protocol data capture and archiving. These systems have been widely implemented in hospitals over the last 15 years.

Clinical decision support tools, or OB guidance tools, such as CALM, represent the third generation of medical-based information technology solutions. As hospitals and clinicians strive to improve patient safety and system reliability in one of their greatest areas of risk, OB, we believe that we will have an opportunity to experience significant growth, both in terms of integrated prenatal care information systems and with stand alone applications that can be deployed quickly in both small and large organizations.

The decision support suite is therefore a new generation of tools being introduced in obstetrics. In 2001, we concluded our clinical trials performed on the CALM Curve, the first tool of our decision support suite. The trials demonstrated that the use of the CALM Curve resulted in a reduction of the overall cesarean section rate, with no adverse outcomes.

In 2002, we embarked on the pre-marketing of CALM in the North American market at select sites. We established our own sales team that could interact directly with hospitals on a number of different levels, including the information technology department, the risk management department and the obstetrics department, in order to build a reference base for our products in the marketplace.

In 2003, we expanded our product offering by adding remote decision assistance to our product suite. Remote decision assistance effectively allows outlying hospitals to consult in real time with specialists at large delivery facilities throughout the delivery process using the internet.

In 2004, we entered into a distribution and marketing agreement with McKesson Information Systems, a U.S. based distributor. This distributor is responsible for the sale and distribution of our current products in the United States. Currently, we are in the process of interfacing LMS software with McKesson Information Systems’ solutions.

In 2005, we completed financings of common shares raising total gross proceeds of $20.1 million, and listed on the Toronto Stock Exchange and the American Stock Exchanges. We entered into an agreement with AON Risk Services to assist hospitals in improving their risk management profile in obstetrics and enhanced our existing sales channels by expanding our distribution contract with McKesson to cover the United States. We also received clearance from the U.S. FDA to market CALM Patterns. Lastly, we established a Risk and Patient Safety Advisory Board, which will provide guidance on how to achieve widespread adoption of our risk management tools.

In 2006, we realized record revenues of $1.6 million and we completed CALM 3.0 CIS, for large-scale health facilities. We received approval to place the CE mark on CALM Patterns and we completed the development of CALM Shoulder Screen and added CALM Shoulder Screen and CALM Patterns to our distribution agreement with McKesson. We also received FDA clearance for a web based standalone CALM Curve product. Lastly, we raised $2.5 million in additional equity financing.

Our significant accomplishments and developments for LMS during the past year are set out below:

Financial and corporate:

•	Achieved record revenues of $2.85 million, an increase of 80% over 2006.

•	Tripled the order backlog to $4.40 million from $1.40 million at the end of 2006.

•	Realized a 134% increase in the total new contracts of $5.85 million, including recorded revenues and new backlog, compared to $2.50 million in 2006.

•	Sustained the value of identified sales opportunities being pursued at $25 million, while increasing the order backlog.

•	Recurring technical support and other revenues increased by 70%, from $707,000 in 2006 to $1.2 million in 2007, as a result of an increasing client base.

•	Completed private placements generating $6.68 million in gross cash proceeds.

•	Mr. Michael Maher joined our board of directors. Mr. Maher has over 40 years of Wall Street investment banking experience, having most recently served as Managing Director of Merrill Lynch.

Product reach and acceptance:

•	Tripled the number of new client installations to 27 from 9 in 2006, bringing the total installed base to 56 client sites.

•	Completed a first hospital group win, having been selected by IASIS Healthcare LLC, to install CALM CIS at 12 facilities providing obstetrical services in five US states.

•	CALM Shoulder Screen, a product introduced in late fiscal 2006, has been received positively within hospitals, clinics and the malpractice insurance environment:

•	University of Maryland Medical Center – Baltimore, the OB/GYN Practice Group of the Montreal Jewish General Hospital, the Medical Center of Arlington, Texas, and others, selected CALM Shoulder Screen as a decision support tool used to increase patient safety.

•	University of Minnesota Physicians, an organization providing administrative and medical malpractice insurance to physicians, selected CALM Shoulder Screen, leveraging innovative approaches for obstetrical risk prevention and reduction for physicians and insurers.

•	Internal review of client satisfaction has also been positive including the quality of LMS software, operations and clinical support.

Product development:

•	CALM Clinical Information Systems version 3.03 was released as planned, further increasing the software’s robustness and functionality. CALM 3.03 is a building block supporting extensive interfacing capabilities, benefiting both the Clinical Information System and Risk Management tools.

•	Fulfilled the programming phase of the interoperability components for the private label OB solution under development with McKesson. Completion of the software bridge enables a seamless flow of administrative and clinical information between the LMS system and hospital information management systems. Quality assurance on the application is currently being carried out, with early field implementation being followed immediately by release to the marketplace.

Over the last year, we have invested approximately $147,000 [2006 – $124,000] in capital assets. 100% of our capital expenditures in this period consisted of computer hardware and software. The majority of such assets were bought and used in Canada. At the date hereof, we have no material commitments for any capital assets. In addition, over the last year we have also invested approximately $66,000 in intellectual property, consisting of patents described under section entitled ‘‘Intellectual Property’’ under Item 4 – Information on the Company – B. Business Overview.

B.    Business Overview

Plan of Operation

General Overview of CALM

CALM is a suite of mathematical tools embedded in software. CALM is used by healthcare professionals as they care for women giving birth. CALM is classified as a decision support tool because it is available to provide analysis at the time when clinical decisions are made and therefore it has the potential to help prevent an adverse outcome. CALM brings a level of consistency and precision to evaluating the progress of labor and the tolerance of a baby to the stress of labor with the goal of limiting unnecessary medical interventions. For instance, it may be used to provide a health care professional with the necessary information so that such health professionals will refrain from performing a cesarean section where one is not warranted. CALM also performs a number of other functions including electronic display and archiving of fetal monitor records, documentation, web based connectivity for secure remote viewing and consultation. Finally, it includes a database of pertinent perinatal data for analysis and research.

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

European Union

In the European Union, CALM CIS is regulated by the European Commission. In February 2004, we received our European Union Certificate of Full Quality Assurance which authorizes us to place the CE Mark on the CALM, CALM Curve, and CALM Patterns software and to market the software in European Union member states.

Canada

In Canada, CALM is regulated by Health Canada. Our licence number 15844 for the CALM software was most recently amended in October 2006 to include the latest CALM version, CALM 3.05. In July 2004, we received a new licence (number 65229) for CALM Patterns, a new software module related to the existing product. Another new license (72260), for a stand-alone version of CALM Curve, was issued in August 2006. We received the ISO 13485:1996 certification required by Canadian regulations in October 2003, and the certification was updated to ISO 13485:2003 in March 2006.

United States

In the United States, CALM is regulated by the United States Food and Drug Administration (‘‘FDA’’). We received clearance from the FDA to market the CALM system in August 1998. In February 2005, we received FDA clearance to market CALM Patterns in the United States, and in April 2006, we received clearance to market the CALM Curve as a stand-alone product.

CALM Modules

Regulatory clearance has been obtained to market the latest version of CALM in the United States, Canada and the European Union. Depending upon the customer’s preferences, this version includes the following individual modules either alone, or in combination:

Decision Support Tools Components:

•	Fetal heart rate pattern labelling (CALM Patterns)

•	Labor progress monitoring (CALM Curve)

•	Shoulder Dystocia risk assessment (CALM Shoulder Screen)

Clinical Information System Components:

•	Central fetal surveillance and alerts

•	Maternal-fetal charting

•	Aggregate reporting

•	Archiving

•	Remote access

Technological Platform of CALM

The technology platform of CALM runs on Microsoft Windows 2003 operating system on the servers and Windows XP on client workstations. The CALM software architecture is based on fully object oriented paradigm and distributed components developed in C++ and C#. CALM incorporates and makes use of advanced software technologies such as object oriented databases, thin-clients, .Net framework and XML to drive modern requirements of the healthcare market.

Clinical Information System components

Fetal Surveillance and Alerts enable the monitoring of patients from a central location, the patient’s bedside, other workstations as well as remotely from the physician’s home or physician office. Fetal surveillance provides individual patient tracings, including a 54 minute compressed view and a 9 minute full screen view, along with a multi patient tracing view.

Automated Fetal Alerts are site-configured based on the hospital’s protocols. They provide patient-specific fetal alerts for high, low and no data parameters and have an on/off mute feature.

Maternal-fetal charting includes

– Patient Admission

– Nursing Admission Assessment

– Intrapartum Flowsheet

– Labor Progress Flowsheet

– Delivery Summary

– Newborn Delivery Assessment.

Aggregate reporting enables the analysis of aggregate patient and hospital data. It allows the transformation of patient data into powerful reports for quality and performance

Long-term storage of patient’s chart – i.e., tracings, documentation, etc. – is done in a hierarchal fashion. Patient records are stored and retrieved as multiple pregnancies with multiple visits within each pregnancy. Two options are offered, optical platter or hard drive, for patient record long-term storage and retrieval.

Remote access allows access to the hospital-based CALM system from a remote location.

Decision Support Tools Components

CALM relies on various techniques including mathematical models, digital signal processing techniques and artificial neural networks. The following describes the major decision support tools, which comprise CALM:

CALM Curve is a mathematical model of normal labor progress. A mathematical model is a method that quantifies how a number of interrelated and changing factors affect a process. It is useful because it will give consistent results over a wide range of possible combinations of factors. The CALM Curve analyses are displayed graphically and by percentile ranking to quantify labor progress. The computer shows a graphical display of how a mother’s dilatation patterns compare to the mean and to defined upper and lower limits of a reference population and updates this information as conditions for that mother change.

CALM Patterns identifies and labels fetal heart rate patterns. It is based on digital signal processing techniques and artificial neural networks. Digital signal processing techniques are methods to find patterns in complex and noisy signals. For example, fetal heart rate tracings contain interference from mothers’ movements. It also reflects the cumulative effects of several physiological processes that are happening simultaneously. The digital signal processing techniques can separate superimposed patterns within the signal. It is difficult for the human eye or the inexperienced person to see the patterns which digital signal processing can identify.

CALM Shoulder Screen is a software tool to assess the risk of shoulder dystocia with permanent injury, a condition that occurs in about 0.4 to 3 vaginal births per 1000. The CALM Shoulder Screen algorithm is based on anthropometric maternal and fetal characteristics. Depending upon preferred thresholds, its detection rates are between 30% and 68%. This product is available via a web interface.

CALM ANNi (Artificial Neural Network intelligence) uses neural network and other mathematical techniques to recognize certain forms in the fetal heart rate recordings and to estimate risk of brain injury during birth based on the tracings. Artificial neural networks are a type of computer/mathematical technique used to determine the association of patterns with outcomes. Identifying people by computer recognition of handwritten signatures, retinal scans or reading digital x-rays are examples of neural network applications. Artificial neural networks are particularly useful in analyzing biological processes because there is significant variation from case to case and relationships between patterns and outcomes are not as simple as they might be in a pure chemical reaction. Development of CALM ANNi is scheduled to continue in the coming years. However, there can be no assurance that development will be successful, or even if development is successful, that we will receive regulatory approval for CALM ANNi.

Health Issues that CALM Addresses

CALM addresses a number of medical conditions. The following outlines the significance of certain medical problems addressed by CALM and the demonstrated or potential impact of CALM on such medical problems.

Management of Labor and Cesarean Section

In 2005, the total cesarean rate of 30.2% was the highest reported in the United States since 1989, when this data first became available to National Vital Statistics through birth certificates. Although a cesarean section may be appropriate in certain circumstances, there are a number of risks associated with cesarean surgery. The possible risks to the mother include infection, increased blood loss, decreased bowel function, respiratory complications, longer hospital stay and recovery time, reactions to anesthesia and risk of additional surgeries. The possible risks to the child include premature birth, breathing problems and fetal injury.

The most frequent indication for cesarean is so-called slow progress. To date this complex diagnosis relies solely on the judgment of the physician. There is variation in judgment, and therefore in the cesarean rates, from physician to physician, even when the characteristics of the mothers are very similar. The CALM Curve compares a mother’s labor progress to a reference population, making adjustments for several factors as they change during her labor. This analysis is shown graphically and her labor is ranked with percentiles. This adds precision and consistency to the evaluation of labor, removing much of the subjectivity and inconsistency compared to traditional methods.

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

Birth Related Brain Injury

According to a study titled ‘‘The continuing fall of hypoxic-ischemic encephalopathy in term infants’’, published in the British Journal of Obstetrics and Gynaecology in 2000 by Smith J, Well L, Dodd K, and a study titled ‘‘Intrapartum risk factors for newborn encephalopathy: the Western Australia case-control study’’, published in the British Medical Journal in 1998 by Badaw N, Kurinczuk JJ, Keogh JM, Alessandri LM, O’Sullivan F, Burton PR, Pemberton PJ, Stanley, FJ, birth related brain injury occurs in approximately 1.2 to 1.9 babies per 1,000 live births.

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

CALM Patterns, which has been cleared by the FDA and licensed by Health Canada, will identify, measure and label fetal heart rate patterns.

CALM ANNi, which is currently in product development, is being designed to analyze fetal heart rate patterns at regular intervals and classify the tracing into one of three groups representing increasing risk of brain injury. The actual impact of these technologies has not been measured in the field. Work in progress on these tools has been presented at a number of peer scientific meetings such as (i) the 24th Annual Clinical Meeting of the Society for Maternal – Fetal Medicine, February 2004; (ii) the Annual Clinical Meeting of the Society of Obstetricians and Gynecologists of Canada, June 2001; and (iii) International Symposium on Fetal Surveillance, Birmingham, United Kingdom, 2001.

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

CALM Shoulder Screen is a software tool to assess the risk of shoulder dystocia with permanent injury at or before the onset of labor. Depending upon selected thresholds, its detection rates are between 40% and 60%. CALM Shoulder Screen uses easily available measures and greatly improves detection rates with a relatively small increase in the rate of caesareans. It also enables clinical teams to communicate risk effectively to patients when recommending a course of action.

Summary

We are a healthcare technology company focused on obstetrics. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United States.

Our software development team is based in Montréal, Quebec, Canada. The team designs, develops, tests and arranges delivery of our products to our customers. CALM is installed on site at hospital locations by our installation and support group. We also provide for customer training on site with the assistance of in-house training resources. At March 31, 2007 we had 56 employees located in Canada and the United States. The majority of our hospital installations are based in the USA.

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

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada and the United States. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in new markets.

We are focusing on the growth of our installed hospital base for our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities by marketing our decision support tools and CIS to the insurance and risk management industry and different channels of distribution.

Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within their clinical information systems or as stand alone products. As such, we have as of today entered into agreements, with AON Risk Services and McKesson Information Systems.

LMS and Aon work together to expand their customer base to assist hospitals in improving their risk management profile in obstetrics.

The agreement with McKesson covers the United States. McKesson is responsible for direct sales of CALM to its own customers in this territory. McKesson is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. We are completing the interface of CALM software with the McKesson systems. The interface process is expected to be completed in fiscal 2008. This interfaced product will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

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

We require, and have received, regulatory clearance to market the previously described modules of CALM, CALM Curve and CALM Patterns in the United States, Canada and the European Union. Development of CALM ANNi is scheduled to take place in the coming years, after which it will be submitted to the FDA for regulatory review. However, there can be no assurance that development will be successful or even if development is successful, that we will receive regulatory approval for CALM ANNi. Because CALM Shoulder Screen is not a medical device, no regulatory approvals are required to market this product.

Marketing Initiatives

The following summarizes our marketing initiatives with respect to our CALM products:

•	our CALM products are marketed to customers who intersect the obstetrical industry (hospital labor and delivery units and physician practices represent the main users of current CALM products but the impact of the tools extends to include hospital administrations, individual physicians, the insurance industry, the court system and of course, patients);

•	our CALM products are marketed to hospitals and insurers across North America;

We have 2 types of products:

•	a Clinical Information System: this is the basic information and charting system used in hospitals to maintain patient data; this is a well established market which is in a replacement phase;

•	OB Guidance tools (or Decision Support Tools) which we believe are unique: CALM Curve, CALM Shoulder Screen and CALM Patterns. Through internal research and analysis with our customers, we are establishing that these tools can impact the landscape of the obstetrics market – to improve patient safety and reduce clinical risk and the financial burden of preventable errors;

Marketing and sales activities have been performed in the following ways:

•	in April 2005, we entered into a non-exclusive referral agreement with AON, through their Return on Risk initiative. Through AON and their financial relationships with hospitals, we are marketing our decision support tools to impact hospitals that have had preventable errors in obstetrics and who are looking to improve their financial picture as well as their safety record.

•	in 2004, we entered into a distribution and marketing agreement. The relationship with our distributor offers clients a unique chance to alter their workflow into a seamless interface; offering interoperability and eliminating the ‘‘island of information’’ which obstetrics has traditionally been in hospitals;

•	Our decision support systems are available for distribution in the United States, as add-on features, to distributors interested in offering these new tools as part of their client offering within the clinical information systems or as stand alone products.

•	we intend to expand on existing and establish new distribution and marketing arrangements in additional markets; and

•	by our direct sales team with the objective of building a reference base of customers and users;

In 2006, we have begun marketing to insurers who carry the majority of the financial burden of shoulder dystocia. Most insurers are currently seeking risk reduction methods.

Strategies for development

A sustained increase in our presence in the North American marketplace is expected to continue. We are focusing on the growth of our installed hospital base of our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities, by marketing our decision support tools to the insurance and risk management industry and through our collaboration with AON. Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within the clinical information systems or as stand alone products. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

Our key objectives for fiscal 2008 are to:

•	Grow revenues and backlog in a manner, consistent with the last two quarters of 2007;

•	Generate revenues from our private label OB solutions developed for McKesson, our distributor;

•	Commercialization of CALM Patterns in the United States and Canada;

•	Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

•	Expand the pipeline of additional new products and business alliances, in order to open new market opportunities and extend the reach of our existing line of software and decision support tools.

Potential Products in Development Stage

We conduct most of our own core research. However, we participate with university-based research teams in programs of clinical validation. The stage of major products under development and their regulatory status is described below.

CALM Patterns

CALM Patterns is software that detects labels and measures fetal heart rate patterns. We have received regulatory clearance to market CALM Patterns from the FDA and Health Canada. In 2006, CALM Patterns also received a European CE Mark clearance. We expect to release CALM Patterns into the marketplace in fiscal 2008.

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

Main Competitors’ Current CIS Products

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

Clinical Computer Systems

Clinical Computer Systems (Private Company) markets its OBIX™ Perinatal Data System, offering the same central functions as WatchChild.

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

Recognition of the central role of information technology in effecting change and improving quality

The Institute of Medicine (a part of the United States National Academy of Sciences, an organization which advises the US Federal Government on scientific matters) and other leading organizations and agencies in North America are currently expressing the need to improve quality of care. They also indicate that information technology lends itself appropriately in support of this initiative. Decision support technologies could be of particular interest in this regard.

Educated consumers are taking a more active role in managing decisions regarding their own healthcare

North-American mothers are often educated and demanding patients. These patients often require (or insist on) control of their healthcare decisions. They are also often computer literate and comfortable understanding the second opinion capacity of decision support tools.

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

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central Monitoring/Central Information Systems focus on administrative patient records as well as care protocol data capture and archiving. These systems have been widely implemented in hospitals over the last 15 years.

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

We believe that our strategy provides us with a number of market opportunities.

•	We believe that our decision support tools, by potentially improving an obstetrics unit’s risk profile, may provide risk managers and insurers with a means of addressing medical/legal concerns related to obstetrics;

•	CALM will be interfaced into existing and future distributor charting applications and the distributor intends to offer these applications to its customer base;

•	We intend to introduce CALM Patterns as a risk management tool;

•	We have designed CALM decision support tools to be compatible with leading Central Information Systems offerings from Phillips (Agilent), GE Medical and Hill-Rom. The CALM Curve interface to the GE Medical OB departmental system is commercially available;

•	Our decision support systems are available for distribution in the United States, as add-on features, to distributors interested in offering these new tools as part of their client offering within the clinical information systems or as stand alone products.

•	We will offer CALM CIS on a stand alone directly to customers and interfaced, with other hospital wide information systems;

•	We believe that our Clinical Information Systems will enable us to create a presence in international markets. We believe that we are currently the only manufacturer offering extensive real time decision support to this market;

•	New products and business alliances are being pursued to open additional market opportunities and extend the reach of our existing line of software and risk management tools.

Our pricing strategy includes a combination of acquisition fees and licensing fees for the clinical assistance tools. In addition, maintenance fees provide for software enhancements after first year warranty provisions expire. Our software tools are priced in a way to reflect the size of hospitals as measured by the number of deliveries they perform every year.

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

Revenue by geographic area based on the location of our customers is as follows for the periods ended March 31, 2007, 2006 and 2005:

	2007	2006	2005
		$	$
Canada	422,516	165,528	296,629
U.S.A	2,248,749	1,416,976	763,668
Total	2,281,265	1,582,504	1,060,297

Financing Activities

We will require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America and Europe. We believe we have sufficient resources to fund operations through fiscal 2008. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

Intellectual Property

To the extent that our products are protected by intellectually property law in the jurisdictions where its products are sold, LMS is dependent on effective patent protections. We use external patent counsel for all work related to our intellectual property.

Our proprietary systems are currently protected by numerous publicly disclosed patents or patent applications in Canada, the United States and the European Union. These patents commence expiring in June 2020.

Our patents are directed to methods and systems for monitoring obstetrics patients including the monitoring of labor progression and the monitoring of the condition of the foetus during labor.

Our patents issued and publicly available pending patent applications are summarized in the table below:

Name	Country	Filed	Number	Status	Expiry
Method and apparatus for evaluating labor progress during childbirth	Canada	June 2000	2,311,029	Issued March 2006	June 2020
Method and apparatus for evaluating labor progress during childbirth	United States	June 2000	6,423,016	Issued July 2002	June 2020
Method and apparatus for evaluating labor progress during childbirth	European Union	June 2001	01947064.0	Pending	Not Applicable
Method and apparatus for monitoring the condition of a fetus	Canada	April 2002	2,379,733	Pending	Not Applicable
Method and apparatus for monitoring the condition of a fetus	United States	April 2002	7,113,819	Issued September 2006	April 2022

Name	Country	Filed	Number	Status	Expiry
Method and apparatus for monitoring the condition of a fetus	European Union	March 2003	03709501.5	Pending	Not Applicable
Method and apparatus for displaying a heart rate signal	Canada	May 2002	2,384,516	Pending	Not Applicable
Method and apparatus for displaying a heart rate signal	United States	May 2002	6,907,284	Issued June 2005	May 2022
Method and apparatus for displaying a heart rate signal	European Union	April 2003	1,505,903	Issued December 2005	April 2023
Method and apparatus for identifying heart rate feature events	Canada	October 2003	2,447,861	Pending	Not Applicable
Method and apparatus for identifying heart rate feature events	United States	October 2003	10/698,232	Pending	Not Applicable
Method and apparatus for monitoring an obstetrics patient	United States	June 2003	10/600,990	Pending	Not Applicable
Method and apparatus for monitoring an obstetrics patient	Canada	June 2004	2,523,829	Pending	Not Applicable
Method and apparatus for evaluating variations between health care service providers	United States	August 2004	10/557,439	Pending	Not Applicable
Method and system for predicting likelihood of shoulder dystocia	Canada	Nov 2004	2,488,692	Pending	Not Applicable

Name	Country	Filed	Number	Status	Expiry
Method and system for predicting likelihood of shoulder dystocia	United States	Nov 2004	10/999,715	Pending	Not Applicable
Method and system for predicting likelihood of shoulder dystocia	Europe	July 2005	05106762.7	Pending	Not Applicable
Method and apparatus for providing information related to labor progress of an obstetrics patient	United States	Jan 2006	11/330,942	Pending	Not Applicable
Method and apparatus for providing information related to labor progress of an obstetrics patient	PTC	March 2006	CA/2006/000417	Pending	Not Applicable
Method and Apparatus for Providing Labor Monitoring of an Obstetrics Patient	United States	May 2006	11/416,281	Pending	Not Applicable
Method and Apparatus for Providing Labor Monitoring of an Obstetrics Patient	Canada	May 2006	2,545,339	Pending	Not Applicable
Method, apparatus and interface for estimating a level of risk in shoulder dystocia	United States	October 2005	11/262,425	Pending	Not Applicable
Method, apparatus and interface for estimating a level of risk in shoulder dystocia	Canada	October 2005	2,524,932	Pending	Not Applicable

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

D.    Property, Plant and Equipment

Office Space

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008. We have initiated discussions with our current landlord and other parties in order to renew the terms of our lease for our main premises. Given the current market conditions, we expect to be able to renew our lease on same or better terms in the coming months.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LMS’ Management Discussion and Analysis of Financial Condition and Results of Operations

The management discussion and analysis (‘‘MD&A’’) which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical Systems Inc. (‘‘LMS’’ or ‘‘the Company’’) for the three months ended March 31, 2007 and 2006, and for the years ended March 31, 2007, 2006 and 2005. This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes to the financial statements of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, applicable to LMS, are set forth in Note 16 to the annual audited consolidated financial statements.

Note Regarding Forward-Looking Statements

Our MD&A contains forward-looking statements which reflect our Company’s current expectations regarding future events. The forward-looking statements in this annual report, which includes this MD&A describe our expectations on June 12, 2007. The forward-looking statements are often, but not always, identified by the use of words such as ‘‘seek’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘estimate’’, ‘‘expect’’ and ‘‘intend’’ and statements that an event or result ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’ or ‘‘might’’ occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the ‘‘Risk Factors’’ section of the Company’s form 20-F as well as our Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at June 12, 2007, there were 21,228,724 common shares outstanding, and 1,599,606 options, 234,567 deferred share units and 1,173,022 warrants outstanding to purchase common shares. These figures exclude shares issuable under non-cash Bonus and DSU plans [note 8 of the consolidated financial statements].

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. ‘‘We’’, ‘‘us’’, ‘‘our’’, ‘‘our Company’’ or ‘‘LMS’’ means LMS Medical Systems Inc. and our subsidiaries unless otherwise indicated. CALM is a registered trademark of LMS Medical Systems Inc.

Overview

Since inception, we have been in the business of developing and commercializing a series of leading edge software-based products employed as decision support tools for obstetricians. Our proprietary software tools: CALM Clinical Information System (‘‘CIS’’) and CALM Risk management and clinical decision support tools including: CALM Shoulder Screen, CALM Curve and CALM Patterns address the critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor & delivery cycle, LMS’ unique technology provides obstetrical teams and hospitals with state-of-the-art clinical decision support tools, assisting them in achieving clinical and cost effective interventions, while minimizing risks to the patients. Our core technology, CALM, emanated from the research at the McGill University Faculty of Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

With a robust pipeline of products, LMS has been focusing its efforts in 2007 on the expansion of its sales and distribution network and growth of its revenues. During the past year, LMS has achieved the following significant accomplishments:

Financial and corporate:

•	Achieved record revenues of $2.85 million, an increase of 80% over 2006.

•	Tripled the order backlog to $4.40 million from $1.40 million at the end of 2006.

•	Realized a 134% increase in the total new contracts of $5.85 million, including recorded revenues and new backlog, compared to $2.50 million in 2006.

•	Sustained the value of identified sales opportunities being pursued at $25 million, while increasing the order backlog.

•	Recurring technical support and other revenues increased by 70%, from $707,000 in 2006 to $1.2 million in 2007, as a result of an increasing client base.

•	Completed private placements generating $6.68 million in gross cash proceeds.

•	Mr. Michael Maher joined our board of directors. Mr. Maher has over 40 years of Wall Street investment banking experience, having most recently served as Managing Director of Merrill Lynch.

Product reach and acceptance:

•	Tripled the number of new client installations to 27 from 9 in 2006, bringing the total installed base to 56 client sites.

•	Completed a first hospital group win, having been selected by IASIS Healthcare LLC, to install CALM CIS at 12 facilities providing obstetrical services in five US states.

•	CALM Shoulder Screen, a product introduced in late fiscal 2006, has been received positively within hospitals, clinics and the malpractice insurance environment:

•	University of Maryland Medical Center – Baltimore, the OB/GYN Practice Group of the Montreal Jewish General Hospital, the Medical Center of Arlington, Texas, and others, selected CALM Shoulder Screen as a decision support tool used to increase patient safety.

•	University of Minnesota Physicians, an organization providing administrative and medical malpractice insurance to physicians, selected CALM Shoulder Screen, leveraging innovative approaches for obstetrical risk prevention and reduction for physicians and insurers.

•	Internal review of client satisfaction has also been positive including the quality of LMS software, operations and clinical support.

Product development:

•	CALM Clinical Information Systems version 3.03 was released as planned, further increasing the software’s robustness and functionality. CALM 3.03 is a building block supporting extensive interfacing capabilities, benefiting both the Clinical Information System and Risk Management tools.

•	Fulfilled the programming phase of the interoperability components for the private label OB solution under development with McKesson. Completion of the software bridge enables a seamless flow of administrative and clinical information between the LMS system and hospital information management systems. Quality assurance on the application is currently being carried out, with early field implementation being followed immediately by release to the marketplace.

Strategies for development

A sustained increase in our presence in the North American marketplace is expected to continue. We are focusing on the growth of our installed hospital base of our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities, by marketing our decision support tools to the insurance and risk management industry and through our collaboration with AON. Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within the clinical information systems or as stand alone products. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

Our key objectives for fiscal 2008 are to:

•	Grow revenues and backlog in a manner, consistent with the last two quarters of 2007;

•	Generate revenues from our private label OB solutions developed for McKesson, our distributor;

•	Commercialization of CALM Patterns in the United States and Canada;

•	Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

•	Expand the pipeline of additional new products and business alliances, in order to open new market opportunities and extend the reach of our existing line of software and decision support tools.

Our operating results are primarily a function of the following factors:

•	Customer demand for our products and related revenues;

•	Costs associated with sales and marketing efforts; and

•	Expenses related to product development (which are driven by the time frame required to complete a project and staffing requirements).

Selected annual and fourth quarter financial information

	Three- Months Ended March 31, 2007	Three- Months Ended March 31, 2006	2007	2006	2005
	$	$	$	$	$
Revenue
Software licenses	898,642	59,930	1,586,078	866,718	756,918
Hardware	61,365	—	61,365	8,579	115,775
Technical support services, consulting and other	477,722	202,135	1,203,822	707,207	187,604
	1,437,729	262,065	2,851,265	1,582,504	1,060,297
Operating Expenses
Research and development expenses	1,053,405	1,150,460	4,067,453	3,940,132	3,838,661
Investment tax credits	(28,986)	(157,273)	(123,986)	(327,227)	(521,396)
Net research and development	1,024,419	993,187	3,943,467	3,612,905	3,317,265
Royalties and other direct costs	242,723	51,502	441,640	243,290	211,220
Administrative	683,132	714,256	2,798,352	2,776,919	2,354,400
Selling, marketing and product management	819,465	724,503	3,021,290	2,479,488	2,352,388
Customer support	224,887	234,811	926,358	952,248	748,515
Quality assurance	50,718	65,712	194,727	215,789	197,009
Stock option expense	135,829	186,821	560,889	735,070	485,000
Special charges	—	—	—	—	762,512
Amortization of capital assets and patents	122,843	72,091	380,420	246,947	182,415
Government grant	—	—	—	(107,787)	—
Foreign exchange loss (gain)	10,928	63,836	15,125	64,050	(86,549)
Total operating expenses	3,314,944	3,106,719	12,282,268	11,218,919	10,524,175
Operating loss	(1,877,215)	(2,844,654)	(9,431,003)	(9,636,415)	(9,463,878)
Net financial income	(17,648)	(50,313)	(118,892)	(230,243)	(227,345)
Net loss	(1,859,567)	(2,794,341)	(9,312,111)	(9,406,172)	(9,236,533)
Basic and diluted loss per share	(0.09)	(0.17)	(0.50)	(0.57)	(0.60)
Cash flow related to:
Operating activities	(1,794,101)	(1,250,507)	(7,926,879)	(6,009,720)	(8,287,001)
Investing activities	963,213	(74,700)	(213,066)	8,693,256	(9,300,566)
Financing activities	2,264,159	(13,004)	6,017,738	(46,323)	19,000,433

	March 31, 2007	March 31, 2006	March 31, 2005
	$	$
Balance sheet data
Cash and short term investments (see liquidity section for additional information)	3,383,995	5,481,202	11,857,572
Total assets	5,993,764	7,301,200	14,768,368
Total long-term debt (including current portion)	71,774	85,816	83,663
Total shareholders’ equity	2,593,377	4,794,762	12,703,900

Selected quarterly financial information (000s)

	2007
	Q1	Q2	Q3	Q4	Total
Revenue	631	276	506	1,438	2,851
Operating Loss	2,594	2,397	2,563	1,877	9,431
Net Loss	2,550	2,361	2,541	1,860	9,312
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.14)	(0.09)	(0.50)

	2006
	Q1	Q2	Q3	Q4	Total
Revenue	268	551	502	262	1,583
Operating Loss	2,527	2,184	2,080	2,845	9,636
Net Loss	2,462	2,133	2,017	2,794	9,406
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.12)	(0.17)	(0.57)

Results of operations

For the 3 months ended March 31, 2007 compared to the 3 months ended March 31, 2006

Summary

The increase in revenues of $1.18 million was offset somewhat by higher direct costs and royalties of $191,000 and increased sales and marketing expenses of $95,000. Our net loss for the three-months ended March 31, 2007 decreased to $1.86 million from $2.79 million in 2006. Investment tax credits were lower by $128,000, as a result of lower eligible expenses, and $67,000 in excess prior year claims which were recorded in the comparative period of 2006. Research and development expenses decreases of $97,000 and other expenses, accounted for the balance of the decrease in expenses.

Revenue

As a result of a substantial number of software installations being completed during the quarter, revenue for the three-month period ended March 31, 2007 increased five fold to $1.43 million from $262,000 in 2006. The quarter included an installation of a group of hospitals consisting of 11 client sites. In addition, revenues from technical support, maintenance and other services increased 136% to $478,000 for the three-months ended March 31, 2007 from $202,000 for the same period in 2006. The cumulative effect of additional installations in 2007 and an overall increased client base lead this increase in revenues.

Royalties and Other Direct Costs

The expense for the three-month period ended March 31, 2007 increased to $242,000 compared to $52,000 in 2006. This increase was due to a number of installations completed during the quarter and related costs. These expenses include royalties, purchases of hardware and other direct costs related to achieving revenue.

Research and Development expenses

Research and development expenses, before investment tax credits, were $1.05 million for the three month period ended March 31, 2007 compared to $1.15 million for the same period in 2006. The lower overall spending decreases were primarily from staffing and consulting expenses.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $29,000 for the three months ended March 31, 2007 compared to $157,000 for the same period in 2006. The final quarter of 2006 included $67,000 related to excess investment tax credits received over the estimates for prior periods, with the remaining decrease explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized.

Administrative

Administrative expenses for the three-month period ended March 31, 2007 at $683,000 were comparable to $714,000 for the same period in 2006.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses for the three-month period ended March 31, 2007 were $819,000 compared to $725,000 for the same period in 2006.

Customer Support

Expenses for this department for the three-month period ended March 31, 2007 of $224,000 was in line with $235,000 in 2006.

Quality Assurance

Expenses for the three-month period ended March 31, 2007 were $51,000 compared to $66,000 for the same period in 2006. Prior year quarter included a higher non-cash bonus.

Stock Option Expense

We accounted for $136,000 in stock option expense during the three-month period ended March 31, 2007 compared to $187,000 for the same period in 2006. The fair value of the options granted in 2005 and 2006, was greater than in 2007, resulting in a higher quarterly expense. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. The overall balance remaining to be amortised over the vesting period has now diminished.

Foreign Exchange

For the three-month period ended March 31, 2007, LMS incurred a foreign exchange expense of $11,000 compared to $64,000 for the same period in 2006 resulting from variation in the US currency rate against the Canadian dollar and the expansion of our activities in the United States.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the three-month period ended March 31, 2007 was $1.87 million compared to $2.84 million for the same period in 2006, which was primarily due to the substantial increase in revenues of $1.18 million.

We generated net interest, from short-term investments of $18,000 for the three-month period ended March 31, 2007 compared to $50,000 in the same period of 2006, as a result of lower liquidities in 2007.

As a result, our net loss for the three-month period ended March 31, 2007 totalled $$1.86 million ($0.09 per share) compared with $2.79 million ($0.17 per share) for the same period in 2006.

For the year ended March 31, 2007 compared to the year ended March 31, 2006

Summary

Our net loss for the year 2007 decreased to $9.31 million from $9.41 million in 2006. Increases in revenues of $1.26 million were offset by higher direct costs, royalties, sales and marketing expenses of $740,000. Increases in other expenses and a reduction in investment tax credits of $203,000 accounted for the balance of the change.

Revenue

Our revenue for 2007 increased 80% to $2.85 million from $1.58 million in 2006. Software license sales increased to $1.59 million from $867,000 in 2006. Hardware revenue was $61,000 compared to $9,000 in 2006. Technical support, maintenance services and consulting revenues increased to $1.20 million from $707,000 in 2006.

Software revenues increased as a result of 27 new client installations, compared to 9 in 2006, bringing the current client installed base to 56, compared to 29 in 2006. The increase in technical support revenue is a function of our increasing client install base. With our core expertise in the clinical and labor management of obstetrical hospital systems, we are also expanding our services and consulting offerings, having realized $100,000 of revenues from these sources in 2007. We record distributor revenues net of distributor royalties. Approximately 85% [2006 – 89%] of our revenues are generated in the United States, with a balance generated from Canadian operations, which is a distribution we expect to continue. In addition, 73% [2006 – 55%] of our revenues are generated through a distributor.

Royalties and Other Direct Costs

Royalties and other direct costs totalled $442,000 in 2007 compared to $243,000 in 2006. This increase was due to a greater number of installations completed during 2007 and related costs. These expenses include royalties, purchases of hardware and other direct costs related to achieving revenue.

Research and Development

Research and development expenses, before investment tax credits, were $4.07 million compared to $3.94 million in 2006. The overall expenses for the year increased slightly as a result of higher non-cash bonus of $98,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $124,000 in 2007 compared to $327,000 in 2006. Fiscal 2006 included $67,000 related to excess investment tax credits received over the estimates for prior periods, with the remaining decrease explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized. All research and development costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses include compensation for the corporate, financial and administrative management of LMS, director compensation, general operating expenses, rent, insurance, audit and legal fees, as well as expenses directly related to being a publicly listed company. Overall administrative expenses were in line with prior year at $2.80 million for 2007 compared to $2.78 million in 2006.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses were $3.02 million in 2007 compared to $2.48 million in 2006. These increases were due to new employees in product and clinical management and increased expenses supporting these activities as well as increased commissions. Product management and clinical specialists focus on current and future product and service integration. Sales travel and other expenses increased somewhat, as they related to increased sales activities. Marketing expenses increased in 2007 as a result of new product introductions and related activities.

Customer Support

Expenses for this department were in line with the prior year at $926,000 in 2007 compared to $952,000 in 2006.

Quality Assurance

Expenses for this department decreased slightly to $195,000 in 2007 from $216,000, as a result of fewer regulatory activities in 2007.

Stock option expense

We accounted for $561,000 in stock option expense in 2007 compared to $735,000 in 2006. The fair value of the options granted in 2005 and 2006, was greater than in 2007, resulting in a higher annual expense in those years. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. The overall balance remaining to be amortised over the vesting period has now diminished, and based on grants made to date, LMS will be recognizing $247,000 in total or $200,000 in 2008, $42,000 in 2009 and the balance thereafter.

Government Grants

In 2006, we recorded $108,000 related to a government grant which was received during the period, compared to nil in 2007.

Foreign Exchange

In 2006, we incurred a foreign exchange loss of $64,000 compared to a loss of $15,000 in 2007. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for 2007 was $9.43 million compared to $9.64 million in 2006.

Net financial income totalled $119,000 in 2007 compared to $230,000 for 2006. The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, net loss for 2007 was $9.31 million ($0.50 per share) compared to $9.41 million ($0.57 per share) for 2006.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Revenue

Our revenue for 2006 increased by $522,000 or 49% to $1.58 million compared to $1.06 million in 2005. Software license sales increased to $867,000 in 2006 compared to $757,000 in 2005. Hardware revenue was $9,000 compared to $116,000 in 2005 and technical support revenue was $707,000 compared to $188,000 in 2005. Hardware sales during the current period were lower than the prior year. Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs. LMS records distributor revenues net of distributor royalties. The increase in technical support revenue is a function of our continually increasing install base of client hospitals. As a majority of our revenues are generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Royalties and Other Direct Costs

Our expenses for royalties and other direct costs totalled $243,000 in 2006 compared to $211,000 in 2005. The amounts in 2005 are explained predominantly by the cost of hardware in the amount of $113,000 related to single hardware sale. Royalties on software sales, which accounted for $85,000 in 2006 compare to $56,000 in 2005, other direct costs related to achieving revenue accounted for the balance of the increase. The royalty payments relate to third party software used in installations of our software products.

Research and Development

Research and development expenses, before investment tax credits, amounted to $3.94 million in 2006 and were in line with the $3.84 million incurred in 2005. Overall decreases in expenses, subsequent to the release of CALM 3.0, in mid 2006, were offset by higher non-cash bonus expense recorded in 2006 of approximately $100,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $327,000 in 2006 compared to $521,000 in 2005. In 2005, $255,000 of excess investment tax credits, over the estimates made in prior periods, was received and recorded compared to $67,000 in this regard in 2006. All research, development and clinical trial costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses for 2006 were $2.78 million compared to $2.35 million for the same period in 2005. The increase relates primarily to non-cash expenses including $185,000 of non-cash bonus and $150,000 of incremental director deferred share unit compensation. Other increases in expenses related to public company expenses and increased travel and investor relations activities.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses were $2.48 million in 2006 compared to $2.35 million. The increase is also due to an incremental non-cash bonus of $68,000 recorded in 2006 as well as additional employees in product development and related recruitment activities.

Customer Support

The total expenses for this department were $952,000 in 2006 compared to $749,000 in 2006. The increase is a result of an increased number of employees and related expenses required to support an increased installed base of clients. An incremental non-cash bonus expense of $62,000 was also recorded in 2006.

Quality Assurance

The total expense for this department increased slightly to $216,000 in 2006 from $197,000 in 2005. The increase is primarily due to an incremental non-cash bonus expense of $18,000.

Special charges

In 2005, we incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of our common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the American Stock Exchange which occurred on February 15, 2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges and represent an amount of $763,000 in 2005, compared to none in 2006.

Stock option expense

We incurred $735,000 in stock option expense in 2006 compared to $485,000 in 2005. The 2006 expense reflects the expense of options granted in 2005 and 2006, resulting in a higher overall expense in 2006. As well, the 2005 expense reflects only half a year of option expense, as the options were granted in September 2004. LMS records stock option expense for all stock option awards subsequent to November 1, 2003, when we adopted the transitional provisions of section 3870 Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

Government Grants

In 2006, we recorded $108,000 related to a government grant which was received during the period, compared to nil in 2005.

Foreign Exchange

In 2006, we incurred a foreign exchange loss of $64,000 compared to a gain of $87,000 recorded in 2005. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for 2006 was $9.64 million compared to $9.46 million for the same period in 2005.

Net financial income totalled $230,000 for 2006 compared to $227,000 in 2005. The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, our net loss for 2006 totalled $9.41 million ($0.57 per share) compared with $9.24 million ($0.60 per share) for 2005.

Cash flows

Summary of operating position

Cash flows related to operating activities	3 months ended March 31, 2007	3 months ended March 31, 2006	2007	2006	2005
	$	$	$	$	$
Operating before net change in non-cash items	(1,709,270)	(2,340,715)	(7,953,206)	(7,774,816,)	(8,456,493)
Net changes in non-cash operating working capital items	(84,831)	1,090,208	26,327	1,765,096	169,492
Cash flows related to Operating activities	(1,794,101)	(1,250,507)	(7,926,879)	(6,009,720)	(8,287,001)

For the three-months ended March 31, 2007 compared to three-months ended March 31, 2006

Cash flows used in operations for the three-months ended March 31, 2007 totaled $1.79 million compared to $1.25 million used in 2006. The overall operating loss in the fourth quarter 2007 was $935,000 lower than 2006, and the variation related to non-cash working capital items accounted for most of the difference in the operating cash flows. The fourth quarter of 2006 included aggregate increases in cash flows from the collection of investment tax credits, accounts receivable and prepaid expenses of $733,000.

Cash flows related to investing activities were an inflow of $963,000 for the three months ended March 31, 2007, compared to an outflow of $75,000 for the same period in 2006. The difference relates mainly to the maturity of short-term investments of $1.0 million in 2007. The remainder of the cash flows used in the period relates to $56,000 [2006 – $25,000] of additions to capital assets and patents.

Cash flows related to financing activities for the three months ended March 31, 2007 were an inflow of $2.26 million compared to an outflow of $13,000 in 2006. The main difference is accounted for by the $2.27 million net cash proceeds from a private placement during the final quarter of 2007, offset by payments on long-term lease obligations in 2007 and 2006.

For the year ended March 31, 2007 compared to the year ended March 31, 2006

Cash flows used in operations totaled $7.93 million for 2007 compared to $6.01 million in 2006. The cash flow used in operations before non-cash working capital assets was comparable at $7.95 million in 2007 and $7.77 million in 2006. The majority of the variation in the non-cash items, is explained by the collection of receivables and prepaids in 2006 of $1.32 million (primarily investment tax credits) compared to a use of cash in 2007 of $819,000, primarily from the increase in year end receivables related to increased revenues. Liability related working capital balances were comparable, except for the $387,000 increase in 2007 payables related to the Bonus and Deferred Share Unit plans, which are expected to be settled in shares, but have been recorded as accounts payable until required shareholder approvals are obtained [see note 8 of the consolidated financial statements].

Cash flows used in investing activities totaled $213,000 in 2007 compared to an inflow of $8.69 million in 2006. The difference relates mainly to the maturity in 2006 of short-term investments of $8.96 million. The remainder of the cash flows used in the period relates to $213,000, [2006 – $220,000] of additions to capital assets and patents.

During 2007, we generated $6.02 million from financing activities compared to the $46,000 used in 2006. In 2007, we completed private equity financings raising net proceeds of $6.06 million. In 2007, we repaid $42,000 in obligations due under capital lease obligations, compared to $46,000 in 2006.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Cash flows used in operations totaled $6.0 million for 2006 compared to $8.29 million for 2005. The difference relates to an increase in our net loss of $170,000, offset by an increase in stock based compensation of $787,000 and an increase in cash from non cash working capital items of $1.60 million. The non cash working capital increased as a result of decreases in accounts receivable of $176,000 and research and development tax credits receivable of $923,000, a reduction in prepaid expenses of $221,000 and an increase in accounts payable and deferred revenues and deposits from distributors of $446,000.

Cash flows provided by investing activities totaled $8.69 million for 2006 compared to cash used of $9.30 million for 2005. The difference relates mainly to the purchase in 2005 and maturity in 2006 of short-term investments of $8.96 million. The remainder of the cash flows used in the period relates to $124,000, [2005 – $300,000] of additions to property, plant and equipment and $97,000 [2005 – $74,000] related to capitalized costs related to patent acquisitions.

During 2006, we used $46,000 in financing activities related to repayment of obligations under capital leases, compared to inflows of $19.0 million in 2005. In 2005, we completed an equity financing whereby we raised gross proceeds of $12.0 million. Options and warrants were also exercised raising an additional $154,000 and $6.95 million respectively. Share issue costs for these transactions were $866,000. Furthermore, in completing the reverse takeover transaction, we raised $958,000 for which we paid fees of $149,000. In 2005 we also repaid obligations under capital leases for an amount of $45,000.

Future outlook

Our focus in 2008 will be on continuing to increase sales and expanding our customer base. We anticipate that the revenue and backlog growth will continue due to following factors:

•	Our growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.

•	Increases in revenues related to the CALM Clinical Information System and our risk management tools are anticipated pending the release of interoperability components for a private branded product developed in conjunction with McKesson where commercial availability of this product is scheduled for this summer.

•	As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

•	Additional revenues are expected from the commercial release of CALM Patterns this year.

•	New products and business alliances are being pursued to develop additional market opportunities thereby extending the reach of our existing line of software and risk management tools.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely interface of our systems with a distributor, continuing the development of our CALM suite of products, and releasing CALM Patterns.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. Hardware costs are typically a higher percentage of the related hardware revenue than other direct costs. We do not intend to sell hardware unless required by customers.

Selling, marketing and product management expenses are expected to rise, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2007. Customer support expenses are expected to remain stable.

Our spending on capital assets and patents is not expected to increase significantly over the coming year.

Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in total expenses. We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing may be required to support our operations in the future.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $54.71 million from equity-based financings.

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

Liquidity and capital resources

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America.

For financial statement purposes, our accounts receivable exclude $513,000 [2006 – $282,000] which has been invoiced, but for which the related revenues are not earned. As such, in addition to being excluded from accounts receivable, the amount is excluded from the deferred revenue balance. Also, under our contract with a distributor, we are entitled to receive amounts for contracts contained in our backlog. As at March 31, 2007, this amount, which does not qualify as a receivable under generally accepted accounting principles, amounted to $1.44 million. These amounts, totalling $1.95 million represent additional future liquidity for LMS, as the deferred revenue liability related to these items is a non-cash item, which will be settled by delivery of our software products and services, in the normal course of operations.

From time to time, we may invest, excess cash, in liquid, high-grade investment securities of Canadian Chartered banks or Canadian Government T-bills, with varying terms to maturity, taking into account operating, capital and cash-flow requirements. Any deviations from these types of investments need to be specifically authorized by the Board of Directors of LMS.

Long-term debt and other cash obligations

As at March 31, 2007 we had no debt other than obligations under capital leases, which totalled $71,000 (including interest) and are repayable over the next 5 years. Our other operating obligations originate from our operating leases. Our total contractual cash obligations are as follows:

	2008	2009	2010	2011	2012	Total
Capital Leases	44,000	37,000	3,000	—	—	84,000
Operating Leases	213,000	10,000	10,000	7,000	2,000	242,000
Total	257,000	47,000	13,000	7,000	2,000	326,000

Under a lease agreement, for our premises, we are required to issue a letter of credit for an amount of $25,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008. We have initiated discussions with our current landlord and other parties in order to renew the terms of our lease for our main premises. Given the current market conditions, we expect to be able to renew our lease on same or better terms in the coming months.

Other agreements

Prior to 2006, we entered into a license agreement with a third party in connection with databases to be used within our software products. The license agreement is renewable every year and provides non-transferable, non-exclusive licenses until June 2007 and is subject to royalties on revenues derived from the product of the third party.

Under a research agreement entered into in 2006, we are committed to payments for research expenses of $42,000 in fiscal 2008.

Distribution agreements

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada and the United States. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in new markets.

We are focusing on the growth of our installed hospital base for our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities by marketing our decision support tools and CIS to the insurance and risk management industry and different channels of distribution.

Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within their clinical information systems or as stand alone products. As such, we have as of today entered into agreements, with AON Risk Services and McKesson Information Systems, LLC.

LMS and AON work together to expand their customer base to assist hospitals in improving their risk management profile in obstetrics.

The agreement with McKesson covers the United States. McKesson is responsible for direct sales of CALM to its own customers in this territory. McKesson is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. We are completing the interface of CALM software with the McKesson systems. The interface process is expected to be completed in fiscal 2008. This interfaced product will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

In connection with this agreement, the distributor agreed to acquire licenses and advanced a cash consideration of US$500,000 [$649,000]. During 2007, the conditions for revenue recognition for a portion of the balance were met, with the remaining balance of US $333,333 [$432,288] included in deferred revenues and deposits from distributors on the balance sheet as at March 31, 2007.

Shareholders’ Equity

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares, warrants and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $54.7 million from equity-based financings.

At March 31, 2007 the total Capital Stock of the Company was $54.71 million compared to $47.67 million in 2006. In fiscal 2007, Capital Stock increased $6.56 million as a result of private placement financings and $484,000 in shares issued under the non-cash bonus plan. Contributed Surplus increased as a result of the expiry of warrants of $13,000 (with a corresponding decrease in warrants balance) and an amount of $561,000 related to stock based compensation that was recorded in the consolidated statement of operations. We also recorded non-cash expenses of $201,000 related to the director’s Deferred Share Unit plan and $675,000 related to the share bonus plan [see note 8 of the consolidated financial statements], which have been included as an expenses in the statement of operations.

Bonus plan

In fiscal 2005, we established a Bonus Plan [the ‘‘Bonus Plan’’] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000. Details related to the expenses recorded under the non-cash bonus for 2007, 2006 and 2005 are disclosed in the note 8 [iv] of the consolidated financial statements.

Deferred Share Unit plan

In fiscal 2005, we established a Deferred Share Unit plan [the ‘‘DSU Plan’’] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. We have the option to remit either cash or common shares to settle the deferred share units. Details related to the expenses recorded under the non-cash DSU for 2007, 2006 and 2005 are disclosed in the note 8 [v] of the consolidated financial statements.

Stock exchange listing requirements

We are listed on the Toronto Stock Exchange [‘‘TSX’’] and the American Stock Exchange [‘‘AMEX’’]. Towards the end of 2007, we did not meet certain AMEX minimum listing requirements relating to our shareholder equity and were notified by AMEX of this default. As allowed under the rules of AMEX, we presented a plan which would bring our listing requirements within the allowable listing requirement within 18 months from February 2007. This plan was accepted by the AMEX. As at

March 31, 2007, we believe that we should be able to successfully implement this plan and thereby become in compliance with AMEX listing requirements. However, no assurance of guarantee can be given that AMEX will continue to list our securities. Loss of the AMEX stock exchange listing may limit our ability to complete financings in the United States.

Related party transactions

We enter into transactions in the normal course of business with a related company. These transactions are measured at the exchange amount. The related party transactions management fees expense amounted to $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005 respectively. Balances due in connection with these transactions are included within accounts payable and amount to $32,050 as at March 31, 2007 and nil as at March 31, 2006.

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

Dividends

We do not anticipate paying dividends in the next fiscal year.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 16 of the consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from software licenses and hardware when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service and consulting revenues are recognized as services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and technical support services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately. If VSOE cannot be determined, and all other revenue recognition criteria have been met, revenues from multiple element managements are recognized ratably over the period for which the technical support service is provided.

Research and development expenses and Investment Tax Credits

Research expenses are charged against income in the year of expenditure. Development expenses are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

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

As at March 31, 2007, our investment tax credit receivables recorded amount to $124,000 relating to our current year claim. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

Stock-based compensation plan

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all our stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue the existing policy of recording no compensation cost on the grant of stock options to employees.

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

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plans is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options, allowing for forfeitures, estimated by management.

Income taxes

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

Impairment of long-lived assets

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including capital assets and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

Recent accounting pronouncements under Canadian GAAP

Effective April 1, 2007, we will adopt the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 ‘‘Financial Instruments – Recognition and Measurement’’, 3865 ‘‘Hedges’’ and 1530 ‘‘Comprehensive income’’. The new provisions will affect the accounting for financial instruments and hedges and will introduce a new consolidated statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders’ equity.

The standards require that all the financial assets and liabilities be classified as available for sale, held for trading, held to maturity or loans and receivables.

For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or has become impaired. Unrealized net gains related to assets designated as available for sale as at April 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

For assets classified as held for trading, the unrealized gains and losses are recognized in income. Unrealized net gains related to assets and liabilities designated as held for trading as at April 1, 2007, will be accounted for as an adjustment to retained earnings

For investments to be classified as loans and receivables or as held to maturity, the assets will continue to be carried at amortized cost.

The impact of adopting these new provisions is not expected to be significant on the Company’s consolidated financial statements.

Recent accounting pronouncements under U.S. GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 [FIN 48], ‘‘Accounting for Uncertainty in Income Taxes’’, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, ‘‘Accounting for Income Taxes’’. The interpretation is effective for fiscal years beginning on or after December 15, 2006. We will adopt this interpretation on April 1, 2007, and are currently assessing the impact of the adoption on the consolidated financial statements.

In September, 2006, the FASB issued SFAS No 157, ‘‘Fair Value Measurements’’, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning on or after November 15, 2007. We will adopt this statement on April 1, 2008 and are currently assessing the impact of the adoption on the consolidated financial statements.

Disclosure controls and procedures

We are responsible for establishing and maintaining the LMS’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2007, based on such evaluation.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements at March 31, 2007.

Foreign operations and foreign currency transactions

Large portion of our revenues and some of our expenses are generated in the Unites States. From April 1, 2004 to March 31, 2007 the Canadian dollar has appreciated against the US dollar by approximately 5.5%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

Risk factors

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to our Form 20F.

Other MD&A requirements

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at www.sec.gov.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors and Senior Management

The members of our Board of Directors and our senior management, including a brief biography of each are as follows:

Benoit La Salle, CA – Chairman since March 31, 2004

Mr. La Salle, a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec, holds a Commerce degree from McGill University and a Masters of Business Administration from IMEDE, Switzerland. In 1980, along with Yves Grou, our CFO, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently CEO of Semafo Inc. and serves on the boards of public companies such as 20-20 Technologies Inc.; and ART Advanced Research Technologies, Inc., among others.

Diane Côté – Director since March 31, 2004

Diane Côté is our President, Chief Executive Officer and one of our Directors. Ms. Côté is responsible for developing strategic and operating plans for our future growth and profitability. Ms. Côté joined LMS in October 2001 after 10 years as Vice President for Business Development and a Partner at Innovitech, a management consulting firm based in Montreal, where she was actively involved in strategic planning and business development with a special focus on the positioning of innovative technologies. From 1975 to 1992, she worked at IBM where she held numerous positions, gaining solid IT, marketing, and corporate experience. Ms. Côté is a member of the Board of Directors and of the Executive Committee of the Association of Health Technologies Industry (AITS). She is also a member of the council of the Canadian Health Industries Partnership (CHIP). She graduated from the University of Montreal with a Bachelor degree in Translation.

Elaine Beaudoin, CA – Director since March 31, 2004

Élaine Beaudoin. A chartered accountant and a member of the Québec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants, as well, Madame Beaudoin was Chief Executive Officer of Unifix, Inc., a Québec-based manufacturer of concrete panels, from 1989 to 1998. She serves on the board of several institutions and private and public companies, including the Canam Group, Inc.; Hebdo Litho, Inc.; and Lower Canada College.

Terrance H. Gregg – Director since April 29, 2004

Mr. Gregg was the President of Medtronic MiniMed, a world leader in diabetes management systems, and was instrumental in Medtronic’s $3.4 billion acquisition of MiniMed, Inc. in 2001. He became President and Chief Operating Officer of MiniMed, Inc. in 1996. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan,Inc., a leading ophthalmic device and pharmaceutical company. Mr. Gregg currently serves as Chairman of the Health Advisory Board of the School of Policy, Planning and Development, at the University of Southern California, and as a member of the Board of the Southern California Biomedical Council. Additionally, he is on the boards of Amylin Pharmaceuticals, Inc.; Ocular Sciences, Inc.; and Specialty Laboratories. He is also President and CEO of Vasogen Inc.

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

Michael Maher – Director since October 2, 2006

Mr. Maher has forty years of Wall Street investment banking experience having most recently served as a Managing Director of Merrill Lynch. Prior, Mr. Maher served as a senior Vice-President of Lehman Bros. and as Managing Director and a member of the Board of Directors of Morgan Grenfeld, C.J. Lawrence. His two decades at Morgan Grenfeld, C.J. Lawrence culminated in assisting in its merger and integration into Deutsche Bank. Mr. Maher serves on the board of The Gregorian University Foundation, the largest University in Rome. He also serves as Vice Chairman of a New Jersey based symphony.

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

Yves Grou, CA

Yves Grou is our full-time Chief Financial Officer and Secretary. Mr. Grou is responsible for all financial matters including budget, revenue projections and management, investor advisory, cost control and procedures, legal compliance, audit, pricing and other related functions. Mr. Grou brings corporate financial expertise with new economy public and venture capital funded companies. Mr. Grou joined LMS in 2001 as CFO. Prior to 2001, Mr. Grou was a partner at Grou, La Salle & Associates, Chartered Accountants which he co-founded in 1980. As part of his practice, he acted as CFO for several public and private companies. Prior to 1980, he held the position of senior staff accountant with Ernst & Young. Mr. Grou graduated from McGill University with a Bachelor of Commerce degree in 1976 and received his Chartered Accountant designation in 1977.

Emily Hamilton, MDCM, FRCSC

Emily Hamilton, – Founder, Vice President Medical Research. Dr. Hamilton is an Obstetrician Gynecologist with over 2 decades of experience as a practicing obstetrician. Dr. Hamilton designed and led the research project that conceived CALM. In 1975, she obtained her medical degree from McGill and was awarded the Wood’s Gold medal for academic achievement, and the Forsythe Prize for excellence in surgery. She joined the McGill Faculty in 1980. From 1988 to 1996, Dr. Hamilton was the Director of the McGill Residency training program for Obstetrics and Gynecology. She has held various other academic positions with McGill University including Acting University Chair in 1994, Director of Maternal Fetal Medicine from 1995-97, and is currently an Associate Professor of Obstetrics and Gynecology in the Faculty of Medicine at McGill University.

Bruno Bendavid

Mr. Bendavid has held several positions at LMS of increasing seniority, and is currently the VP of Product Development. He has occupied the roles of Vice-President, Technical Operations from 2003 to 2005, and of Development Manager from 2002 to 2003. He joined LMS as a software developer at the beginning of operations in 1997. Mr. Bendavid holds a Bachelor of Computer Science degree from Concordia University and brings proven leadership abilities to LMS through his extensive experience as an army officer from 1983 to 1988.

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

B.    Compensation

No compensation of any kind was paid to our officers during the years ended March 31, 2007, 2006 and 2005, except as set out below:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)(2)		Securities Under Option(4)	All Other Compensation
		$	$		#	$
Diane Côté	2007	225,000	149,985	(2)	55,000	NIL
President and	2006	212,520	105,197	(1)	NIL	NIL
Chief Executive Officer	2005	192,500	NIL		210,982	NIL
Yves Grou	2007	192,300	64,094	(2)	28,000	NIL
Chief Financial Officer(3)	2006	191,532	47,404	(1)	NIL	NIL
	2005	184,167	NIL		200,000	NIL
Emily Hamilton	2007	166,980	55,654	(2)	28,000	NIL
Vice-President,	2006	166,980	49,593	(1)	NIL	NIL
Medical Research	2005	156,250	NIL		66,188	NIL
Bruno Bendavid	2007	160,000	53,328	(2)	28,000	NIL
Vice-President,	2006	151,666	40,000	(1)	50,000	NIL
Product Development	2005	140,000	NIL		19,777	NIL

(1)	The bonuses were declared under the bonus plan approved for the fiscal 2006 year ending March 31, 2006. Under the bonus plan, the bonus is paid by issuing LMS common shares. The shares were issued subsequent to year-end at $2.06 per share. Diane Côté, Yves Grou, Emily Hamilton and Bruno Bendavid received: 51,067, 23,012, 24,074 and 19,417, respectively, for the period ended March 31, 2006.
(2)	The bonuses were declared under the bonus plan approved for the fiscal 2007 year ending March 31, 2007. Under the bonus plan, the bonus is paid by issuing LMS common shares. For the year ending March 31, 2007, LMS has recorded total bonus expense in the amount of $323,061, relating to the above executives. As at March 31 2007, shares reserved, available and approved by the shareholders under the Bonus Plan were less then the amount that would be required to settle the about bonus to management (and other employees). As a result of this shortfall, only pro-rata portion of the $323,061 or $154,620, representing 129,933 common shares was recorded above as part of 2007 Bonus and these shares are expected to be issued subsequent to year-end at $1.19 per share. Diane Côté, Yves Grou, Emily Hamilton and Bruno Bendavid would receive: 60,623, 25,778, 22,384, and 21,448 common shares, respectively, for the period ended March 31, 2007. The remaining balance of $168,441 was recorded as a payable. At the upcoming annual shareholder meeting, LMS expects to increase the number of shares issuable under the Bonus Plan and settle the remaining by issuing commons shares at the price determined after the approval by the shareholders.
(3)	This amount represents consulting fees paid to Groupe Conseils Grou, La Salle Inc. which is a related party.
(4)	Options exercisable at price ranging from $2.06 to $4.28.

Diane Côté

Diane Côté, our President and Chief Executive Officer, is employed pursuant to a written employment contract entered into as of October 9, 2001. The contract provides for a base compensation of $180,000 (currently $225,000).

Yves Grou

Yves Grou, our Chief Financial Officer, is compensated through management fees paid to Groupe Conseils Grou, La Salle Inc. We paid management fees to Groupe Conseils Grou, La Salle Inc. of $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005, respectively. Benoit La Salle, a member of our Board of Directors, is also a director of Groupe Conseils Grou, La Salle Inc.

Emily Hamilton

Emily Hamilton, our Vice-President, Medical Research, is employed pursuant to a written employment contract entered into on September 9, 1996. The contract provides for a base compensation of $115,000 (currently $166,980).

Bruno Bendavid

Bruno Bendavid, Vice-President, Operations and Development, has been employed with the Company since its inception and in his current position since September 2006. His base salary is $160,000.

The above executives are employed pursuant to written agreements. The agreements provide for a base compensation (as indicated). At the discretion of the board of directors of LMS, a performance bonus payable upon the achievement of specified corporate objectives. In addition, executives are eligible to participate in any incentive program that LMS may establish from time to time, such as the Stock Option plan and DSU plan. The agreements contain non-competition, customer non-solicitation and employee non-solicitation covenants which continue following termination of employment with LMS for 12 months in the case of non-competition, 18 months in the case of customer non-solicitation and 12 months in the case of employee non-solicitation. The agreement also contains confidentiality provisions that continue indefinitely with respect to trade secrets and for five years following termination of employment with respect to other confidential information. The agreements can be terminated by LMS for cause at any time and with a 90 days notice.

In case of change of control, the executive can elect to receive the termination package within the first 60 days. Following the 60 days, in the 18 month period after a change of control, if their employment is terminated without cause or executive resigns further to an unwanted transfer or a significant reduction in compensation or responsibilities, executive will be entitled to receive severance compensation.

Executive will be entitled to receive severance based on their base compensation plus their average annual bonus for the previous two years, calculated for a period of 24 to 30 (CEO) months. In the event of such termination or resignation after a change of control, all stock options already granted to executive will vest immediately and executive will have 12 months from the time of termination or resignation to exercise such stock options. The severance compensation will also include the estimated value of the stock options that would have been granted to executive had their employment not been terminated.

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

No pension, retirement fund and other similar benefits have been set aside for our officers and directors.

No compensation of any kind was paid to our directors during the year ended March 31, 2007, except as set out below:

Summary Compensation Table

Name	Year(1)	Deferred Share Unit Compensation(6)	Deferred Share Units(1)	Value of DSU units at March 31, 2007(2)	Securities Under Option(5)
		$	#	$	#
Benoit La Salle	2007	87,143	54,607	64,982	25,000
Director and Chairman	2006	96,500	44,375	52,806	25,000
of the Board	2005	17,413	6,424	7,645	25,000
Elaine Beaudoin	2007	39,872	25,580	30,440	30,000
Director	2006	30,499	14,068	16,741	10,000
	2005	5,337	1,969	2,343	25,000
Terrance H. Gregg	2007	32,495	20,433	24,315	10,000
Director	2006	32,500	14,854	17,676	10,000
	2005	6,213	2,292	2,727	25,000
Harry G. Hohn	2007	27,495	17,271	20,552	10,000
Director	2006	27,500	12,547	14,931	10,000
	2005	5,337	1,969	2,343	25,000
Michael Maher (4)	2007	11,999	8,732	10,391	NIL
Director	2006	NIL	NIL	NIL	NIL
	2005	NIL	NIL	NIL	NIL
Dr. Arthur T. Porter(3)	2007	23,496	14,742	17,543	25,000
Director	2006	5,626	2,731	3,249	NIL
	2005	NIL	NIL	NIL	NIL

(1)	These units are issued on a quarterly basis, determined by dividing the deferred share unit compensation by the five-day average price of shares at each quarter end. Upon termination of service, deferred share compensation is payable to a director, at the discretion of LMS, in cash or common shares.
(2)	Based upon the closing price on the Toronto Stock Exchange of $1.19 per share.
(3)	Dr. Porter joined the board of directors in January 2006.
(4)	Michael Maher joined the board of directors in October 2006.
(5)	Options exercisable at price ranging from $2.06 to $4.00.
(6)	For the year ending March 31, 2007, LMS has recorded total director compensation expense $222,500. As at March 31 2007, shares reserved, available and approved by the shareholders under the DSU Plan were 142,370 whereas the would be required amount of shares required to settle the DSU compensation was 148,920. Because of this shortfall, only a portion of the $222,500, or $213,500, representing 141,365 common shares was recorded above. At the upcoming annual shareholder meeting, LMS expects to increase the number of shares issuable under the DSU Plan and settle the remaining $9,000 balance by issuing commons shares at the price determined after the approval by the shareholders.

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

Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan was not exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

Following the reverse takeover transaction described in note 1, all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS, for each option of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction, LMS created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders’ approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of LMS’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

Options granted under the new plan are non-assignable and non-transferable, have a maximum term of 10 years and generally vest over three years. The new plan was approved at the shareholders’ annual and special meeting held on September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942.

As of March 31, 2007, there was a total of 1,599,606 stock options outstanding.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the Stock Option plan to increase the maximum number of common shares issuable under the DSU Plan from 2,149,942 to 3,183,942.

Deferred Share Unit Plan

In fiscal 2005, we established a Deferred Share Unit plan [the ‘‘DSU Plan’’] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. We have the option to remit either cash or common shares to settle the deferred share units. Details related to the expenses recorded under the non-cash DSU for 2007, 2006 and 2005 are disclosed in the note 8 [v] of the consolidated financial statements.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the DSU Plan to increase the maximum number of common shares issuable under the DSU Plan from 250,000 to 400,000 and to give the Company the option to remit either cash or common shares to the holders of deferred share units to settle the payment thereof.

Share Bonus Plan

In fiscal 2005, we established a Bonus Plan [the ‘‘Bonus Plan’’] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the

Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000. Details related to the expenses recorded under the non-cash bonus for 2007, 2006 and 2005 are disclosed in the note 8 [iv] of the consolidated financial statements.

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

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the Share Bonus Plan to increase the number of common shares issuable under the Share Bonus Plan from 500,000 to 1,300,000.

As at June 13, 2007, 498,498 common shares representing 2.4% of the number of common shares of the Company currently outstanding have been issued under the Share Bonus Plan. Estimated 317,647 common shares (1.5% of common shares currently outstanding) related to the payment of the 2007 bonus are expected to be issued, if the shareholder approval authorising the increase in the number of shares is obtained, shortly after August 9, 2007.

C.    Board Practices

Each of our directors will hold office until the next annual meeting of our shareholders in 2007 or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by death or other cause. None of our directors has a service contract with the Company providing benefits upon termination of their employment as a director.

Charter

The text of our Audit Committee charter is attached as Exhibit 15.1 to this Form 20F.

Composition of the Audit Committee

Our Audit Committee is comprised of Elaine Beaudoin, Benoit La Salle and Dr. Arthur T. Porter

Relevant Education and Experience of Audit Committee Members

Elaine Beaudoin, CA, Chair of the Audit Committee

Élaine Beaudoin. A chartered accountant and a member of the Québec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants, as well, Madame Beaudoin was Chief Executive Officer of Unifix, Inc., a Québec-based manufacturer of concrete panels, from 1989 to 1998. She serves on the board of several institutions and private and public companies, including the Canam Group, Inc.; Hebdo Litho, Inc.; and Lower Canada College.

Benoit La Salle, CA

Mr. La Salle, a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec, holds a Commerce degree from McGill University and a Masters of Business Administration from IMEDE, Switzerland. In 1980, along with Yves Grou, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently CEO of Semafo Inc. and serves on the boards of public companies such as 20-20 Technologies Inc.; and ART Advanced Research Technologies, Inc., among others.

Dr. Arthur T. Porter

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

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership and the development of individuals responsible to the applicable officer. Our chief executive officer’s annual bonus is to be weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 66 2/3% on the achievement of corporate objectives and 33 1/3% on the achievement of individual objectives. Our corporate objectives for fiscal 2007 focused primarily on performance associated with the advancement of our clinical development programs, with other performance objectives being related to the development of our product pipeline and our intellectual property portfolio, our ability to operate within budget and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the Chief Executive Officer and to the other executive officers is 100%, with the individual’s weighted average performance assessment being multiplied by the maximum bonus percentage and by the individual’s base salary.

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

D.    Employees

In addition to the individuals disclosed in ‘‘A. Directors and Senior Management’’ of this item, we have a staff of 27 research scientists, technicians and staff dedicated solely to our research and development and commercialization activities as well as a staff of 23 dedicated to our marketing, distribution and customer support efforts.

Fiscal year ended	Canada	United States	Total
March 31, 2007	48	8	56
March 31, 2006	48	9	57
March 31, 2005	43	9	52
March 31, 2004	33	7	40
October 31, 2003	32	6	38

E.    Share Ownership

With respect to the persons referred to above in ‘‘B. Compensation’’ of this item, the following table discloses the number of Common Shares (each share possessing identical voting rights) held and the percentage of Common Shares outstanding held by those persons at May 31, 2007.

Name	Title	No. of Shares	Percent of Shares Outstanding
Benoit La Salle(1)(5)	Chairman of the Board	366,749	1.72%
Diane Côté(4)	President and Chief Executive Officer and Director	148,961	less than 1%
Yves Grou(1)(2)(4)	Chief Financial Officer and Secretary	407,350	1.9%
Emily Hamilton(4)	Vice-President, Medical Research	329,508	1.55%
Bruno Bendavid(4)	Vice-President, Product Development and Operations	31,380	less than 1%
Harry G. Hohn(5)	Director	105,000	less than 1%
Terrance H. Gregg(3)(5)	Director	188,502	less than 1%
Dr. Arthur Porter(5)	Director	—	Nil
Elaine Beaudoin(5)	Director	7,100	less than 1%
Michael Maher(5)	Director	125,714	less than 1%

(1)	Mr. LaSalle and Mr. Grou own together 316,749 Common Shares, held through PGL Capital Inc. in which they jointly have a 100% controlling interest.
(2)	Mr. Grou owns 85,601 common shares directly and 5,000 indirectly.
(3)	Held by Gregg Family Trust.
(4)	Excludes 129,933 shares issuable subsequent to June 12, 2007, relating to the 2007 Bonus Plan, which have been authorized, and the $168,441 which is to be issued in common shares subsequent to shareholder approval. See Management Compensation Table.
(5)	Excludes 234,567 DSU Plan units issuable at May 31, 2007, and the balance of $9,000 which is to be issued in DSU units subsequent to shareholder approval.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, at May 31, 2007. The stock options are for the purchase of our Common Shares.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share ($)	Expiry Date
Elaine Beaudoin	25,000	4.00	June 15, 2009
	10,000	2.45	September 14, 2010
	30,000	2.06	March 31, 2011
Bruno Bendavid	19,777	4.28	June 15, 2009
	50,000	2.45	September 14, 2010
	28,000	2.06	March 31, 2011
Diane Côte	210,982	4.28	June 15, 2009
	55,000	2.06	March 31, 2011
Terrance H. Gregg	25,000	4.00	June 15, 2009
	10,000	2.45	September 14, 2010
	10,000	2.06	March 31, 2011
Emily Hamilton	66,188	4.28	June 15, 2009
	28,000	2.06	March 31, 2011
Harry G. Hohn	25,000	4.00	June 15, 2009
	10,000	2.45	September 14, 2010
	10,000	2.06	March 31, 2011
Benoit La Salle	25,000	4.00	June 15, 2009
	25,000	2.45	September 14, 2010
	25,000	2.06	March 31, 2011
Yves Grou	200,000	4.28	June 15, 2009
	28,000	2.06	March 31, 2011
Dr. Arthur Porter	25,000	2.06	March 31, 2011
Michael Maher	NIL	NIL	NIL

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of May 31, 2007 and based on public filings, no person or entity known by us owns more than 5% of our issued and outstanding Common Shares or, warrants to purchase our Common Shares and options to purchase our Common Shares.

As at May 31, 2007 there were 35 shareholders of record in the United States holding a total of 4,968,750 of our Common Shares representing 23.4% of our issued and outstanding Common Shares.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As at May 31, 2007, the total number of our issued and outstanding Common Shares beneficially owned by our directors and officers as a group was 1,393,515 (or 6.6% of our Common Shares).

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control.

B.    Related Party Transactions

Other than as set out below and in Note 10 to the audited consolidated financial statements of LMS, our management is not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect us or our subsidiaries.

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

We enter into transactions in the normal course of business with Groupe Conseils Grou, La Salle Inc. LMS paid management fees to Groupe Conseils Grou, La Salle Inc., in consideration for Groupe Conseils Grou, La Salle Inc. making the services of Yves Grou available to LMS in his capacity as its Chief Financial Officer, amounting to $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005, respectively. Benoit La Salle, a member of our Board of Directors, is also a director of Groupe Conseils Grou, La Salle Inc. Yves Grou is a shareholder of Groupe Conseils Grou, La Salle Inc.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

•	Exhibit 15.2 contains the consolidated financial statements of LMS Medical Systems Inc. (‘‘LMS’’), as at March 31, 2007 and 2006, and for the years ended March 31, 2007, 2006 and 2005.

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

B.    Significant Changes

Since March 31, 2007, the date of our most recent annual audited consolidated financial statements, no significant changes have occurred.

ITEM 9 – THE OFFERING AND LISTING

A.    Offer and Listing Details

Our Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange. Prior to April 22, 2004, our Common Shares were listed on the TSX Venture Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading for our Common Shares on the TSX Venture Exchange prior to April 21, 2004 and on the Toronto Stock Exchange after April 22, 2004 in Canadian dollars and on the American Stock Exchange since our shares started trading on the American Stock Exchange in February 2005, in US dollars. The last reported sale price of our Common Shares on May 31, 2007 on the Toronto Stock Exchange was $1.80.

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange(5)
Year	High	Low	Volume(4)	High	Low	Volume(4)
Fiscal 2004(1)(2)	0.30	0.29	196,670	N/A	N/A	N/A
Fiscal 2005	6.75	3.50	3,609,950	3.55	3.00	174,800
Fiscal 2006	3.94	1.65	2,503,000	3.18	1.40	649,500
Fiscal 2007	2.40	1.14	4,093,200	2.20	1.00	753,300

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange
Quarter	High	Low	Volume(4)	High	Low	Volume(4)
Q1 2005	6.75	4.00	1,184,650	N/A	N/A	N/A
Q2 2005	5.00	3.53	1,282,200	N/A	N/A	N/A
Q3 2005	4.90	3.80	679,600	N/A	N/A	N/A
Q4 2005	4.37	3.50	463,500	3.55	3.00	174,800
Q1 2006	3.94	2.60	540,700	3.18	2.12	205,800
Q2 2006	3.10	2.00	636,100	2.53	1.73	206,000
Q3 2006	1.97	1.65	812,700	1.80	1.40	166,600
Q4 2006	2.40	1.80	513,500	2.15	1.50	71,100
Q1 2007	2.40	1.90	819,700	2.20	1.58	99,400
Q2 2007	2.00	1.57	1,022,600	1.78	1.41	60,200
Q3 2007	2.10	1.14	1,125,200	1.88	1.00	280,800
Q4 2007	1.55	1.15	1,125,700	1.28	0.95	312,900

	TSX Venture Exchange/Toronto Stock Exchange(3)			American Stock Exchange
	High	Low	Volume(4)	High	Low	Volume(4)
Nov-06	2.00	1.60	330,400	1.74	1.45	86,200
Dec-06	1.60	1.14	418,800	1.38	1.00	123,800
Jan-07	1.46	1.19	371,500	1.26	0.99	155,600
Feb-07	1.55	1.26	398,600	1.25	1.06	111,900
Mar-07	1.45	1.15	355,600	1.28	0.95	45,400
Apr-07	1.28	1.15	585,400	1.19	1.00	37,700

(1)	Commenced trading on February 26, 2004.
(2)	Prior to the consolidation of our Common Shares on a 20 to 1 basis on March 31, 2004.
(3)	Prior to April 22, 2004, our Common Shares were listed on the TSX Venture Exchange.
(4)	Aggregate trading volume of our Common Shares for each period presented.
(5)	Commenced trading on February 15, 2005.

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

B.    Memorandum and Articles of Association

For a summary of the Company’s memorandum and articles of association, please see Item 10 – Additional Information on page 65 of the Company’s 2005 annual report.

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

At the time of the reverse takeover transaction, LMS created a stock option plan for employees (‘‘2004 Stock Option Plan’’), directors and certain external consultants, which was subject to shareholders’ approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of LMS’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan are non-assignable and non-transferable, and have a maximum term of 10 years. The new plan was approved at the shareholders’ annual and special meeting held on September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the Stock Option plan to increase the maximum number of common shares issuable under the DSU Plan from 2,149,942 to 3,183,942.

2.	In fiscal 2005, LMS established a Share Bonus Plan that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000.

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

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the Share Bonus Plan to increase the number of common shares issuable under the Share Bonus Plan from 500,000 to 1,300,000.

3.	In fiscal 2005, LMS established a Deferred Share Unit plan (the ‘‘DSU Plan’’) that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. The Company has the option to remit either cash or common shares to settle the deferred share units.

At the next annual and special meeting of the Company’s shareholders, to be held on August 9, 2007, the shareholders will be asked to approve a resolution authorizing an amendment to the DSU Plan to increase the maximum number of common shares issuable under the DSU Plan from 250,000 to 400,000.

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

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of ‘‘net benefit to Canada’’ based on the criteria set out in the Investment Canada Act. Generally, investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

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

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal income tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at ‘‘Foreign Tax Credit’’ below). To the extent that distributions exceed our current and accumulated earnings and profits, they will be treated, first, as a return of capital up to the US Holder’s adjusted basis in his or its shares, and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for net capital gains (as defined) are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for capital gains for a US Holder that is a corporation.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the US Holder, to a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces the United States Federal income tax itself on a dollar-for-dollar basis, while a deduction merely reduces the income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during the taxable year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States pre-credit Federal income tax liability that the US Holder’s non-US source taxable income bears to his or its worldwide taxable income. In this limitation various items of income and deduction must be classified into foreign and domestic sources. Moreover, the limitations are applied separately to ‘‘passive income’’ (as defined) and all other income. The underlying rules are highly complex. US Holders and prospective Holders of our shares should consult their own tax advisors regarding the application of these rules to their individual circumstances.

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder (not more than a year, and more than a year, respectively). Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Passive Foreign Investment Company

A foreign corporation can potentially be treated as a passive foreign investment company (‘‘PFIC’’), with respect to US share holders. As defined in Section 1297 of the Code, a foreign corporation with marketable shares, such as the Company, is a PFIC if 75% or more of its gross income in a taxable year is passive income, or the average percentage of its assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to a special tax regime with three potential prongs: (1) the qualified electing fund (‘‘QEF’’) regime; (2) the mark-to-market regime; and (3) the general section 1291 fund regime. Every US Holder may elect independently among the available regimes the regime he or it prefers. We do not believe we should be considered as a passive foreign investment company (‘‘PFIC’’) in 2006 and 2007 taxable years. We also believe that we should not be classified as a PFIC in 2008 taxable year.

QEF Regime

Under the QEF regime, US Holders are taxed currently on their respective shares of the PFIC’s income and gain (whether or not distributed to them) and are entitled to favorable pass-through capital gain treatment on their share of any net capital gain realized by the Company. Tax on undistributed income may be deferred, subject to an interest change. A QEF election can only be made if the Company provides all U.S. Holders with requisite annual income and gain information, and undertakes to permit US Holders to respect and copy its books to establish that its income and gain were calculated in accordance with US tax principles. The Company has not yet determined whether this option will be available to US Holders (assuming that the Company is a PFIC).

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

Section 1291 Regime

Finally, under the general (Section 1291 fund) regime, US Holders are generally taxed, at ordinary rates, when they receive a distribution or realize a gain on their shares. Any ‘‘excess distribution’’ (as defined) or gain realized on a disposition (including a redemption) of shares is prorated over the affected US Holder’s holding period for the shares, taxed at the maximum ordinary tax rates applicable in the relevant years, and charged with interest for the taxes gain or income attributed to prior years.

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

As at March 31, 2007, we do not have long-term debt except our capital leases. The carrying value of the cash equivalents, short-term investments, accounts receivable, tax credits receivable and accounts payable is a reasonable estimate of their fair value because of their short maturities.

The carrying value of our capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to the Company on capital leases with similar terms and remaining maturities.

Currency Risk

Large portion of our revenues and some of our expenses are generated in the Unites States. From April 1, 2004 to March 31, 2007 the Canadian dollar has appreciated against the US dollar by approximately 5.5%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 –	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16 – [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

The board has determined that at least two audit committee financial expert serves on our audit committee. The named audit committee financial expert are Mme. Elaine Beaudoin and Mr. Benoit Lasalle, and both are independent directors.

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

There have been no amendments to the Code of Business Conduct during the 2007 fiscal year and no waivers were granted from any provision of the Code of Business Conduct during the 2007 fiscal year.

ITEM 16C.    Principal Accountant Fees and Services

The fees from Ernst & Young LLP, Chartered Accountants, for services in the financial years ended March 31, 2007 and March 31, 2006, were as follows:

	2007	2006
Audit services	$133,000	$114,000
Audit related	21,000	14,000
Tax services(2)	51,000	19,000
	$205,000	$147,000

(1)	Tax fees consist mainly of assistance provided by Ernst & Young LLP in connection with tax compliance, including US Corporate tax returns, research and development tax credit claims and other returns.

We have introduced procedures for the review and pre-approval of any services performed by Ernst & Young LLP. The procedures require that all proposed engagements of Ernst & Young LLP for audit and permitted non-audit services be submitted to the audit committee for approval prior to the beginning of any such services.

During fiscal year 2007 and 2006, the audit committee approved 100% of the audit, audit related and tax services.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Exhibit 15.2 contains the consolidated financial statements of LMS Medical Systems Inc., (‘‘LMS’’) as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005.

The consolidated financial statements of LMS, as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005 were prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. There are material measurement differences between United States and Canadian generally accepted accounting principles. A reconciliation of the consolidated financial statements to United States generally accepted accounting principles is set forth in Note 16 of the notes to the consolidated financial statements of LMS.

The March 31, 2007 consolidated financial statements are in the following order:

1.    Auditors’ Report;

2.    Consolidated Balance Sheets;

3.    Consolidated Statements of Operations;

4.    Consolidated Statements of Deficit;

5.    Consolidated Statements of Cash Flows; and

6.    Notes to Consolidated Financial Statements.

ITEM 18 – FINANCIAL STATEMENTS

Please see Item 17 above.

ITEM 19 – EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and By-laws:

(1)	Articles of Incorporation dated January 14, 2003;(1)

(2)	Articles of Amendment dated February 16, 2004;(1)

(3)	Articles of Amendment dated March 31, 2004;(1)

(4)	By-law Number 1;(1) and

(5)	By-law Number 2.(1)

2.	Material Contracts:

(1)	2004 Stock Option Plan;(1)

(2)	Share Bonus Plan; and(2)

(3)	Directors’ Deferred Share Unit and Stock Plan.(2)

3.	Subsidiaries:

(1)	List of our subsidiaries:

(i)	LMS Medical Systems (Canada) Ltd.(1)

(ii)	LMS Medical Systems (USA) Inc.(1)

4.    Code of Ethics:

(1)	Code of Business Conduct(2)

5.    Certifications:

(1)	Certification of Chief Executive Officer

(2)	Certification of Chief Financial Officer

6.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002:

(1)	Certification of Chief Executive Officer

(2)	Certification of Chief Financial Officer

7.     Additional Exhibits:

(1)	The Charter of our Audit Committee.(1)

(2)	Consolidated Financial Statements of LMS Medical Systems Inc.

(1)	Previously filed as an exhibit to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2004 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on June 14, 2006 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LMS MEDICAL SYSTEMS INC./ SYSTÈMES MÉDICAUX LMS INC.
/s/ Diane Côté
Diane Côté President and Chief Executive Officer
/s/ Yves Grou
Yves Grou Chief Financial Officer

Date: June 13, 2007